

SEC
Mail Processing
Section

MAY 08 2013

Washington DC
404



YAHOO!

2012 ANNUAL REPORT


YAHOO!

Every day, millions of people around the globe choose to make Yahoo! a part of their daily digital routines.

Yahoo! is relentlessly focused on making the world's daily habits inspiring and entertaining. We're well positioned to serve users' everyday passions and needs — whether they're searching for information, emailing, sharing photos of their families or friends, or simply checking the weather, sports scores or stock quotes.

We are committed to bringing users the best products and the most immersive digital experiences, personalized to their interests, across screens and platforms. This focus on product excellence is key to engaging even more users, delivering value for our partners and advertisers, and creating powerful momentum for a new cycle of innovation and growth at Yahoo!.







We believe that our commitment to the people who work at Yahoo! will have long-lasting benefits for our users, advertisers, partners, and shareholders.







To our shareholders

It's been an exciting year at Yahoo!—one of great change and great inspiration. We have significantly increased our pace of execution and focused on product excellence, user experience, and growth. Our financials have seen continued stability; in fact, 2012 was our first year of ex-TAC revenue growth in four years.

Over the past 18 years, Yahoo! has become a daily habit for hundreds of millions of users worldwide and has grown into one of the Internet's most loved and iconic brands. Today, we remain dedicated to creating products that inspire and delight our users every day, and we are working to reach even more users across a broad array of platforms, including mobile. To that end, we are developing and reimagining the experiences that are at the center of people's everyday digital habits. These are the same products that have been at Yahoo!'s core throughout our history—including Mail, Search, News, Sports, Finance, Groups, and Answers. Last year, we made early progress in enhancing these products with a new design for Yahoo! Mail across four key platforms—desktop, iOS, Android, and Windows 8—as well as the launch of our Flickr mobile application, lauded as best in class. However, this is just the beginning. In 2013, we will demonstrate a cadence of innovation in our principal product offerings.

We are also increasing the value we bring to our advertisers and partners. When ads are personal, consumers respond. Yahoo! is one of the largest global platforms that combine personalized content at scale with highly relevant advertising to reach the right audience at the right time. We believe that ads are a core part of our offering, and we see an incredible number of opportunities where advertising can enhance the quality of our products and the user experience.

While Yahoo! is committed to user, product, and revenue growth, we've also demonstrated discipline and a focus on profitability. Furthering our commitment to shareholders, we returned approximately $2.2 billion through share repurchases last year.

Inside the company, we will continue to invest in talent. Companies are all about people, and the companies with the best talent win. This is why we have embarked on a number of initiatives to make Yahoo! the absolute best place to work—greater transparency, clearer accountability, and benefits that increase employee efficiency and well-being. This commitment to our team will enable us to produce the most compelling and exciting user experiences anywhere, and it will have long-lasting benefits for our users, advertisers, partners, and shareholders. Our company's performance is a testimony to the hard work and capabilities of our employees, and we are incredibly excited about the future we will create.

In that future, the Internet will continue to change the way people learn, share, and communicate, and Yahoo! will strive to be a central part of this evolution. We need to continue Yahoo!'s tradition of bold innovation, and ultimately inspire and delight users and advertisers globally. We see enormous opportunity in front of us.

Thank you for your belief in our vision. Your support allows us to build exquisite products and experiences, which will make our users' daily habits inspiring and delightful for years to come.

Marissa A Mayer

Marissa Mayer
CEO, President and Director

David Filo
Founder and Chief Yahoo

Photo top left by simonlchung
from the Flickr Collection

Serving millions, catering to one

It all starts with our users — about 700 million of them, in 60 countries around the world.

We've doubled down on our commitment to Yahoo! users as we seek to delight them with products and content that are immersive, surprising, and beautiful. That means understanding the things they care about and their evolving needs.

We enable users to access the information, entertainment, and connections they want most — anytime and anywhere — with content that is personalized to their choices. That might mean up-to-the-minute scores and stats in Yahoo! Fantasy Sports, articles about the latest on immigration reform on their Yahoo! news stream, or local weather forecasts that integrate Flickr images of their favorite places around the world. We're creating products that get smarter about our users' interests and deliver more relevant content with every use.

And as mobile continues to become a more integral part of our users' day-to-day activities, we're working to ensure a seamless, integrated experience, regardless of the device or platform they use.

We enable users to access the information, entertainment, and connections they want most — anytime and anywhere.

"The new Yahoo.com introduces a fresh, personalized experience. We focused on what's critical to our users, validating new design features with them every step of the way."

- Jackie Goldberg
Director of Design



The new Yahoo.com puts our users' interests and preferences first and foremost.



ONE
Billion Clicks

The news carousel at the top of Yahoo.com receives 1 billion clicks every month.



Coverage of the London Games on Yahoo! Sports resulted in more than 3 billion pageviews and more than 150 million unique users globally.

Photo by Nasos Zovoilis from the Flickr Collection

Delivering product excellence

Product excellence is vital to our future. We're building an organization with a continuous cycle of innovation and reinvention.

In today's digital marketplace, user demands change rapidly. Leveraging our strong user connections, access to vast content, and deep technology expertise, we're accelerating the pace of product innovation and delivering world-class user experiences.

We recently introduced a new, modern, and faster Yahoo.com. Optimized for Web, mobile, and tablets, the new Yahoo.com offers a personalized newsfeed with a virtually endless stream of news articles and deeper social integration.

In line with our mobile focus, we launched a new version of our Mail product across four platforms: desktop, iOS, Android, and Windows 8. The new Yahoo! Mail is faster and easier to use. This is good news for the 105 million users who send, on average, 91 million emails and 23 million attachments every day.

We also launched a new Flickr iOS app that has been hailed as one of the best mobile photo apps. The new app allows users to capture, share, and discover photos by email, with the Flickr community, and with their social network of choice. With a library of more than 8 billion photos, 346 million of which are geotagged, and more than 1.6 million interest-based photo groups, users can explore photography through one of the most active photo communities in the world.

Yahoo! plans to provide more media content and greater personalization across multiple platforms.

Yahoo! is one of the largest content publishers on the Web. Each day, nearly 95,000 stories are available on our properties. We're working to increase that significantly, by growing our premium and original content, curated content, and user-generated content.

We've made great progress and will continue to pursue innovation across platforms that align with consumers' evolving needs and desires.

"We took our cues from users and made the new Mail design simple and clean, with improved speed and efficiency."

– **Guilherme Chapiewski**
Sr. Engineering Manager, Mail and Search, Yahoo! Mobile



The Yahoo! Mail tablet experience has been re-imagined. With full screen magazine-style reading and new sort and delete tools, it's faster, more fun, and easier to manage.

A culture of innovation

Our employees and culture are fundamental to delivering product excellence.

We believe that companies with the best talent win. That's why we're making Yahoo! the absolute best place to work. We're setting aggressive quarterly and annual goals, ensuring Yahoos have the right productivity tools, building a culture of increased transparency, and creating a work environment that fosters innovation and excellence.

Across the company and around the globe, we're reigniting the inventive, collaborative, and entrepreneurial spirit that continues to make Yahoo! a digital pioneer. We have challenged ourselves to renew our laser focus on users, products, and teamwork. You can see the results every day: in our products, our user engagement, and our collective belief that Yahoo!'s best days lie ahead of us.

Yahoos are now working together with a sense of purpose: to deliver inspiring and entertaining products that fuel the world's daily habits.

We have challenged ourselves to renew our laser focus on users, products, and teamwork.

"We're accelerating mobile product development. Our total number of unique mobile users more than doubled in an 18-month period. We believe the potential is immense."

-Guy Hepworth
Sr. Global Product Manager, Yahoo! Mobile



The new Flickr app lets users explore 8 billion photos from around the world.



300M
Mobile Users

In February 2013, there were more than 300 million unique monthly mobile users on Yahoo!.

50+
Original Shows

Yahoo! produces and distributes more than 50 original video shows, two of which were co-produced with partners and have successfully crossed from Web to TV — *Burning Love* and *Cybergeddon*.



Committed to strong partnerships

Yahoo!'s partnerships enable us to enrich and expand user experiences, access key technologies, and build value-enhancing relationships.

Yahoo! helps advertisers, publishers, and partners embrace the digital opportunity. We're an important choice in the market due to our global scale, fresh and unique thinking, ability to make emotional connections with the right audiences, and deep commitment to delivering best-in-class content and technologies. At the same time, we work hard to ensure that advertising on Yahoo! properties is both entertaining and contextually relevant to our users.

Content partnerships create powerful user experiences. Every day, our users turn to the Yahoo!-ABC News Network to be informed and inspired. Our joint coverage of the U.S. Presidential Election was the most-watched live stream event in Yahoo! history and our five co-produced series were watched over 100 million times in 2012. Our partnership between Yahoo! Sports and NBC Sports combines NBC's broadcast expertise with our reach and popular fantasy products, creating an unmatched experience for fans.

Content partnerships create powerful user experiences.

We also launched *omg! Insider,* a multi-platform entertainment news series that combines the popularity of CBS Television's *The Insider* with the online reach of *omg!*. The original comedy series *Burning Love,* created in partnership with Ben Stiller's Red Hour Digital, had more than 10 million streams in its first season.

Looking ahead, we plan to continue to build strategic partnerships that enhance our products, broaden our reach, and deepen our relationships with users around the world.

"Our partnerships have supercharged Yahoo!'s content offerings. We've created premium video franchises, and our sales teams are capturing the shift to digital dollars."

–**Robertson Barrett**
VP News and Finance



Partnerships help enable Yahoo! to build powerful user experiences.


The future is
incredibly bright

SEC
Mail Processing
Section
MAY 0 8 2013
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-28018

Yahoo! Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**77-0398689**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

701 First Avenue
Sunnyvale, California 94089
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (408) 349-3300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $.001 par value	**The NASDAQ Stock Market LLC (NASDAQ Global Select Market)**

Securities registered pursuant to Section 12(g) of the Act: None
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 29, 2012, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of voting stock held by non-affiliates of the Registrant, based upon the closing sales price for the Registrant's common stock, as reported on the NASDAQ Global Select Market was $15,665,361,526. Shares of common stock held by each officer and director and by each person who owns 10 percent or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

The number of shares of the Registrant's common stock outstanding as of February 15, 2013 was 1,101,295,389.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents (or parts thereof) are incorporated by reference into the following parts of this Form 10-K:

Proxy Statement for the 2013 Annual Meeting of Shareholders—Part III Items 10, 11, 12, 13, and 14.

YAHOO! INC.
Form 10-K
Fiscal Year Ended December 31, 2012

INDEX

ITEM		Page
	PART I	
ITEM 1	Business	3
ITEM 1A	Risk Factors	12
ITEM 1B	Unresolved Staff Comments	27
ITEM 2	Properties	27
ITEM 3	Legal Proceedings	28
ITEM 4	Mine Safety Disclosures	28
	PART II	
ITEM 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	29
ITEM 6	Selected Financial Data	31
ITEM 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	33
ITEM 7A	Quantitative and Qualitative Disclosures About Market Risk	60
ITEM 8	Financial Statements and Supplementary Data	63
ITEM 9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	115
ITEM 9A	Controls and Procedures	115
ITEM 9B	Other Information	115
	PART III	
ITEM 10	Directors, Executive Officers and Corporate Governance	116
ITEM 11	Executive Compensation	116
ITEM 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	116
ITEM 13	Certain Relationships and Related Transactions, and Director Independence	116
ITEM 14	Principal Accounting Fees and Services	116
	PART IV	
ITEM 15	Exhibits, Financial Statement Schedules	117
	Signatures	118

The trademarks and/or registered trademarks of Yahoo! Inc. and its subsidiaries referred to herein include, but are not limited to, Yahoo!, Y!, IntoNow, interclick, Flickr, Right Media, omg!, Shine, Sportacular, Cocktails, Mojito, Genome, Stamped, Rivals, MarketDash, Yahoo! Search BOSS, Citizen Sports and their respective logos. Other names are trademarks and/or registered trademarks of their respective owners.

Part I

Item 1. *Business*

OVERVIEW

Yahoo! Inc., together with its consolidated subsidiaries ("Yahoo!," the "Company," "we," or "us"), is a global technology company focused on making the world's daily habits inspiring and entertaining. We provide a variety of products and services, many of them personalized, including search, content, and communications tools—all daily habits for hundreds of millions of users, on the Web and on mobile devices. The majority of our product offerings are available in more than 45 languages and in 60 countries, regions, and territories.

We create value for advertisers and their brands by connecting them with targeted audiences of users through their daily habits. Advertisers can build their businesses through advertising to these targeted audiences on our online properties and services ("Yahoo! Properties"), or through our distribution network of third-party entities ("Affiliates") who integrate our advertising offerings into their Websites or other offerings (those Websites and other offerings, "Affiliate sites").

We generate revenue principally from display advertising on Yahoo! Properties and some Affiliate sites and from search advertising on Yahoo! Properties and Affiliate sites. Additionally, we generate revenue from other sources including listings-based services, facilitating commercial transactions, royalties, and consumer and business fee-based services.

Yahoo! has a storied history that has evolved with the Internet, beginning in 1994 when our founders, Jerry Yang and David Filo, then graduate students at Stanford University, created *Jerry and Dave's Guide to the World Wide Web*, a simple directory of websites to help people navigate the Internet. Yahoo! was incorporated in 1995 and is a Delaware corporation. We completed our initial public offering on April 12, 1996, and our stock is listed on the Nasdaq Global Select Market under the symbol "YHOO." Yahoo! is headquartered in Sunnyvale, California, and is a global company—with offices in more than 30 countries, regions and territories.

EXECUTIVE LEADERSHIP

Since the beginning of 2012, we have made key changes to enhance our executive leadership team. Marissa Mayer became our Chief Executive Officer and President on July 17, 2012. Today, the management team reporting to the Chief Executive Officer is:

- Ron Bell—became General Counsel and Secretary on August 13, 2012;
- Jackie Reses—became Executive Vice President of People and Development on September 7, 2012;
- Kathy Savitt—became Chief Marketing Officer on September 14, 2012;
- Ken Goldman—became Chief Financial Officer on October 22, 2012;
- Adam Cahan—became Senior Vice President of Mobile & Emerging Products on October 25, 2012;
- Henrique de Castro—became Chief Operating Officer on November 12, 2012;
- Jay Rossiter—became Senior Vice President of Cloud Platforms on November 13, 2012;
- David Filo—Co-Founder and Chief Yahoo;
- David Dibble—Executive Vice President of Central Technology;
- Scott Burke—Senior Vice President, Display Advertising and Advertising Technology; and
- Laurence Mann—Senior Vice President, Search.

Since the beginning of 2012, we also made significant additions to our Board of Directors. Currently, our Board of Directors is composed of:

- Marissa Mayer, our CEO; Alfred Amoroso, our Chairman of the Board; John Hayes; Susan James; Max Levchin; Peter Liguori; Daniel Loeb; Thomas McInerney; Harry Wilson; Maynard Webb; and Michael Wolf.

2012 BUSINESS HIGHLIGHTS

During 2012, we focused our attention on people and products—laying the foundation that we believe will make Yahoo! an incredible place to work, and a company known for product excellence. Selected highlights of 2012 are:

- Products. We launched a new and improved version of Yahoo! Mail, making it faster, easier to use and available across the Web and on Windows 8, iPhone/iPod touch and Android. We also redesigned the Flickr application for iPhone and iPod touch, making it easier to capture, share and discover photos. The new Flickr application allows users to share photos by e-mail, with the Flickr community and via your social network of choice, including Facebook, Twitter or Tumblr.
- Talent. We focused on hiring top talent, including a new talented and experienced management team. We also acquired two mobile application developers, Stamped and OnTheAir, accelerating our efforts to build an exceptional team of mobile engineers, product managers and designers. Our employees and culture are fundamental to our success, and attracting the best people to Yahoo! is critical. We are focused on a number of initiatives aimed at making Yahoo! the absolute best place to work. In 2012, we introduced rigorous hiring protocols; quarterly performance reviews for all employees; aggressive quarterly and annual goals for the company, for teams, and for individuals; a new product-readiness process for launches; internal feedback tools for new products; smartphones and higher performance laptops for all employees; free food worldwide; an employee-driven system for improving processes and efficiency; and weekly all-hands meetings to communicate transparently and accountably on the most important issues facing the company. These efforts have been executed quickly and we believe improved our culture and made Yahoo! a better place to work.
- Advertising Solutions. We launched Genome from Yahoo!, an online advertising solution that combines data from Yahoo! and other online sources to help marketers more directly target the audiences who matter most to their businesses.
- Content Partnerships. We signed a number of deals to bring our users the most compelling content on the Web, across categories and devices. We announced cross-platform content distribution and promotion agreements with Clear Channel, CNBC, NBC Sports, Spotify and Wenner Media. Yahoo! also launched *omg! Insider*, a multi-platform entertainment news series that combines the popularity of CBS Television's *The Insider* with the online reach of *omg!*. Yahoo!'s agreements with Facebook launched a new advertising partnership, extended and expanded distribution arrangements, and settled all pending patent claims between Yahoo! and Facebook.
- Compelling Original Content. We continued to innovate on Yahoo! Screen, introducing new programming such as *Electric City* (created by and starring Tom Hanks), comedy hit series *Burning Love* (produced by Ben Stiller's Red Hour Digital) and *Cybergeddon* (by Anthony Zuiker, creator of CSI).
- Shareholder Value. We closed the initial sale of our shares of Alibaba Group Holding Limited ("Alibaba Group"). At the closing, we received approximately \$7.1 billion in total consideration for the 523 million ordinary shares we sold to Alibaba Group. Approximately \$6.3 billion of our consideration was received in cash and \$800 million was received in Alibaba Group preference shares. At the closing, we also received a payment of \$550 million in satisfaction of certain future royalty payments under our existing Technology and Intellectual Property License Agreement with Alibaba Group. We previously announced plans to return to our shareholders \$3.65 billion in after-tax proceeds, or approximately 85 percent of the net cash proceeds we received. We have returned \$2.1 billion to our shareholders through share repurchases from May 20, 2012, the date we announced the share repurchase agreement, through December 31, 2012.

We strive to create great value for our users, advertisers and publishers, and developers—the three primary groups that we serve with our products and services.

USER OFFERINGS

Yahoo! is positioning its products and services to be at the center of the world's digital daily habits—everyday activities our users perform for all kinds of reasons: information, education, entertainment, amusement, discovery or even an improved quality of life. We are focused on building excellent products that not only enable these daily activities, but also make them more inspiring and entertaining. Our user offerings include:

Yahoo.com

Yahoo! is a starting point that brings together the most relevant content and functionality from across the Web, including original Yahoo! content. We offer a majority of these services free of charge to our users around the world. On our content properties, we generate revenue from display and search advertising, as well as fee-based services. Many of our properties are also available in mobile-optimized versions for display on mobile phones and tablet devices, or available as native applications for iOS, Android and Windows phones.

Yahoo! Search is available free to our users and often serves as the starting point from which they navigate the Internet to find and discover information that matters to them. Yahoo! Search provides users with a free search capability, offering rich search results ranked and organized based on relevance to each user's search query. Sponsored search results are a subset of the overall search results and provide links to paying advertisers' Web pages.

Under our Search and Advertising Services and Sales Agreement ("Search Agreement") with Microsoft Corporation ("Microsoft"), Microsoft is the exclusive algorithmic and paid search services provider on Yahoo! Properties and non-exclusive provider of such services on Affiliates sites. Yahoo! continues to develop and launch features around the results to enhance the search experience for our users. These features include Search Direct, rich results, contextual search results, site filters, related topic suggestions and more.

Yahoo! Search is evolving to allow users to find the right information at the right time, whether by entering keywords in a search box or by discovering search-powered experiences wherever they are online. Yahoo! currently offers Yahoo! Search experiences and applications across connected devices, including PCs, tablets and mobile phones.

Yahoo! News provides original, premium, partner, and syndicated news via text, photos, and video to engage users with wide-ranging, up-to-the-minute coverage and analysis into topical news events. In addition, we have a number of key content partnerships in place, including partnerships with ABC News, CNBC, and NBC Sports.

Yahoo! Sports serves one of the largest audiences of digital sports enthusiasts in the world. Yahoo! Sports is anchored by Fantasy Sports, editorial reporting, real-time scores, statistics and breaking news, coverage of the biggest global sports events, and premium college sports coverage through our Rivals publisher network. With award-winning writers, a leading fantasy platform and live game tracking, Yahoo! Sports delivers experiences for every fan, every day. Our coverage of the 2012 London Games yielded more page views than we received for any of our prior coverage of the Olympic Games. During 2012 we also released several new products and innovations, including:

- A rebuilt Sportacular application for mobile, which brings fans scores, statistics and play-by-play for their favorite teams; and
- New mobile products for MLB, NFL and NBA Fantasy (as well as a new relationship with the NBA as the official Fantasy game of NBA.com).

Yahoo! Finance provides a comprehensive set of financial data, information, and tools that helps users make informed financial decisions. Yahoo! Finance features a robust content offering that is a mix of original editorial

and syndicated news via relationships with several third-party providers. Yahoo! Finance offers mobile solutions, including our dedicated Yahoo! Finance iPhone and Android applications and MarketDash for iPad.

Yahoo! Entertainment and Lifestyles is a collection of properties focused on emerging trends and information in popular culture, women's issues, and media. Yahoo! *omg!*, Movies, TV and Music are leading destinations for celebrity gossip, movie, music, and TV premieres, and awards coverage. Yahoo Shine! is targeted to women and provides tips, features and in-depth analysis in areas such as health, fashion, careers and parenting.

Yahoo! Video provides original, premium and third-party news, finance, sports, entertainment, and lifestyle video content distributed in contextually relevant experiences across the Yahoo! network. Yahoo! Video includes Yahoo! Screen, a video destination site where videos from across the Yahoo! network are aggregated and watched.

Yahoo! Toolbar is a Web browser add-on that conveniently enables users to access and preview Yahoo! Properties and third-party content via applications from anywhere on the Web.

Communications

In addition to bringing together personalized content and information consumed by hundreds of millions of users, we also provide communications tools to connect the world. These include:

Yahoo! Mail provides users with e-mail, instant messaging, and mobile text messaging as well as integrated Contacts and Calendar functionality. In addition to our free e-mail service, for a subscription fee, we offer Yahoo! Mail Plus, a premium e-mail service that provides features such as an interface free of display advertising. Yahoo! Mail is available on PCs, mobile phones and tablets.

Yahoo! Messenger is an instant messaging service that provides an interactive and personalized way for users to connect, communicate and share experiences on a real-time basis. Yahoo! also offers mobile applications for Yahoo! Messenger, including real-time video chat on mobile devices.

User-Generated Content

Our User-Generated Content products allow our users to create, share, and discover ideas, interests, and photography with the world.

Yahoo! Groups allows users to join groups based on shared interests and to access information such as message archives, photo albums, event calendars, and polls.

Yahoo! Answers is a service that enables users to discover and share opinions, experiences and knowledge around shared interests on both PCs and mobile devices.

Flickr is an online photo management and sharing service that makes it easy for users to upload, store, organize, and share their photos. In addition to the basic service, Flickr offers a fee-based service that includes unlimited storage and an advertising-free browsing and sharing interface. Yahoo! offers mobile applications for Flickr on both iPhone and Android devices.

Mobile & Emerging Products

With the rapid platform shift to mobile devices including phones and tablets, Yahoo! is focused on product excellence on both PCs and mobile devices. Many of our products are available across the mobile Web and as native mobile applications for iPhone, Android, and Windows 8. These offerings enable users to engage in their daily habits across devices, wherever they are and whenever they want. The monetization of these mobile

offerings is driven primarily by display and search advertisements that users engage with during their mobile activities, an area where we are committed to innovation. In addition, we have invested in other early-stage emerging products, including:

IntoNow from Yahoo! makes watching TV more engaging, social, and fun with the touch of a button. IntoNow is a free, advertising-supported application available for iPhone, Android and iPad devices that identifies what users are watching (whether live or recorded) and enables commentary and discussions.

Yahoo! Connected TV is a software platform that enhances television through engaging interactive experiences. Yahoo! Connected TV is accessible on certain televisions of major manufacturers including Samsung and VIZIO. We generate revenue from this offering through advertising and an application store.

ADVERTISERS AND PUBLISHER OFFERINGS

Yahoo! recognizes that advertisers are looking for immersive digital experiences that allow them to make emotional connections with users. Advertisers seek partners that can provide smart solutions that address their business objectives, from high-impact branding campaigns that generate awareness among consumers to tactical campaigns that drive specific audiences to action. We have aligned our resources to move to an approach that focuses more on creating solutions to solve the challenges of each vertical advertiser category and drive results.

As one of the Web's largest publishers and the owner of leading properties across multiple content categories, Yahoo! provides a canvas of contextually-relevant content and experiences where advertisers can connect with users in a meaningful way. We combine the engagement of these environments with a suite of offerings, which include precision targeting solutions, high-impact display opportunities, video and interactive advertising units, and reach across screens. We also provide advertisers with valuable insights about their customer base, and tools that leverage those insights for optimized program performance.

We pioneered digital ad formats such as the Yahoo! Mail Login Page, and have introduced new innovations this year with the launch of Smart Ads for Video, which dynamically tailor video ad content to users to optimize relevance and results. We also provide advertisers access to one of the largest concentrations of audiences and premium content on the Web. We do this by bringing quality publishers together through Yahoo! Network Plus (including AT&T, Verizon, Rogers, Monster, and Comcast) and the Right Media Exchange. The Right Media Exchange is Yahoo!'s ad platform for digital advertising companies, including differentiated ad networks, direct advertisers in our non-guaranteed marketplace, data providers, technology innovators, and global agencies. Our agreements with Microsoft and AOL allow ad networks operated by Yahoo!, Microsoft and AOL to offer each other's premium non-guaranteed online display inventory to their respective advertising customers.

We work with high-quality publishers to attract new audiences and create engaging experiences across the Web. We monetize these experiences with a set of application programming interfaces ("APIs") and tools to grow partner businesses. With these offerings, publishers are able to participate in the Yahoo! Search and Bing Unified Search Marketplaces as well as the Right Media Exchange for display advertising.

We generate revenue by providing marketing services to advertisers across a majority of Yahoo! Properties and Affiliate sites. Our marketing services include display advertising, search advertising, listing-based services, and commerce-based transactions.

DEVELOPER OFFERINGS

Powerful infrastructure and platforms help developers innovate and add new features rapidly and efficiently, delivering a fast and reliable experience across devices to our users around the world.

We provide many APIs that enable third-party developers, advertisers, agencies, publishers and designers to use Yahoo! products and services for their own software and application development. We believe that our open platforms enable developers and partners to build and incorporate new products and innovations that users want into their daily experiences.

We are committed to providing the developer community with solutions that solve their problems, enhance the development experience, and help them build products that become a central part of people's daily digital habits. In doing so, we help position Yahoo! as a technical leader. To further support our developer community, Yahoo! hosts Hackdays and Hack U's (for universities), where technicians can learn from each other, share code, and build the future. Since Yahoo! pioneered these events in 2006, we have held more than 65 events across eight countries.

Our product offerings for developers include:

Yahoo! Developer Network ("YDN"). The mission of the YDN is to inspire developers and to accelerate their innovation. Over 600,000 developers, including independent software vendors, publishers, advertisers, agencies, and designers, have joined YDN. The YDN site allows the developer community to interact, build and learn by leveraging Yahoo!'s platforms, APIs, tools, documentation, support and resources.

Cocktails (including ***Yahoo!'s Mojito***), Yahoo!'s development platform for connected devices, is built on open industry standards (HTML5, CSS3, Node.JS, JavaScript). Its cross-platform programming environment enables a new class of multi-screen applications with native-like performance, built with minimal resource usage and maximum speed.

Yahoo! Query Language ("YQL") is a simple but powerful language that enables developers to query, filter, and join data across different Web services. Traditionally, developers must locate the correct URLs and documentation for every Web service needed by an application, which is time consuming and complex. With YQL, developers can access and shape data across the Internet with one simple syntax, eliminating the need to learn how to access different APIs and making it possible for applications to run faster with fewer lines of code and a smaller network footprint.

Yahoo! User Interface ("YUI") is a free, open source JavaScript and cascading style sheets (CSS) framework for building richly interactive Web applications. YUI is provided to users under a free license and is available on GitHub, which allows developers to maintain their own versions of the software as well as contribute to its further development.

Search BOSS is an open search Web services platform that enables developers, startups, and large Internet companies to build Web-scale search products. We have recently added BOSS Geo, which allows developers to make their applications more location-aware.

Yahoo! Flickr API provides programmatic access to the Flickr photo-sharing community. The Flickr API provides access to view, manipulate and search photo tags, display photos from a specific user or group and retrieve tags to construct URLs to particular photos or photo groups. Flickr also provides an Authentication API for applications that need to perform restricted actions.

PRODUCT DEVELOPMENT

Yahoo! continually launches, improves, and scales products and features to meet evolving user, advertiser, publisher, and developer needs. Most of our software products and features are developed internally by our employees. In some instances, however, we might purchase technology and license intellectual property rights if the opportunity is strategically aligned, operationally compatible, and economically advantageous. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe based on past experience and industry practice that such licenses generally could be obtained on commercially-

reasonable terms. We believe our continuing innovation and product development are not materially dependent upon any single license or other agreement with a third party relating to the development of our products.

Yahoo!'s Product Development organization includes a broad array of engineering talent that spans the breadth of our technology infrastructure. This includes deep expertise in scalable platforms, networking and communications technologies and presentation layer frameworks.

The Platforms organization provides much of the core technology that powers Yahoo!'s experiences worldwide and supports customer-facing products and properties. This core technology includes Cloud Services, Hadoop, Personalization and Targeting, Mobile and Presentation platform technologies, Consumer Platforms, Membership and all supporting development tools. The goal of our Platforms technology is to enable Yahoo! to create long-term differentiation by true personalization and relevance, built on top of a scalable, agile cloud infrastructure that unlocks value for our consumers and advertisers through our ability to collect, process, analyze and algorithmically transform large amounts of data into business value.

Yahoo!'s product teams include a broad array of engineering and product talent and support a large portion of the Yahoo! product portfolio and technology infrastructure. Our product teams have expertise in consumer applications (Web/Mobile), scalable software platforms, information retrieval, machine learning and science, editorial, networking/communications technologies, and presentation layer frameworks. Many of our teams use agile planning methodologies during the product development lifecycle and place a premium on product excellence and technology innovation.

Our product teams also include the Mobile & Emerging Products group that is responsible for our portfolio of mobile applications and services delivered across the globe. The Mobile & Emerging Products group includes Yahoo! Mail, Flickr and our other more popular products.

Our engineering and production teams are primarily located in our Sunnyvale, Calif. headquarters, Bangalore, India, and Beijing, China. Product development expenses for 2010, 2011, and 2012 totaled approximately $1 billion, $919 million, and $886 million, respectively, which included stock-based compensation expense of $107 million, $90 million, and $74 million, respectively.

GLOBAL OPERATIONS

We manage our business geographically. The primary areas of measurement and decision-making are Americas, EMEA (Europe, Middle East, and Africa), and Asia Pacific. Additional information required by this item is incorporated herein by reference to Note 17—"Segments" of the Notes to the consolidated financial statements, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

We provide services in more than 45 languages and in 60 countries, regions, and territories, including localized versions of Yahoo! in Argentina, Australia, Austria, Brazil, Canada, Chile, China, Colombia, Egypt, France, Germany, Greece, Hong Kong, India, Indonesia, Ireland, Italy, Japan, Jordan, Kuwait, Malaysia, Mexico, the Netherlands, New Zealand, Peru, the Philippines, Russia, Saudi Arabia, Scandinavia (Denmark, Finland, Norway, and Sweden), Singapore, Spain, Switzerland, Taiwan, Thailand, Turkey, the United Arab Emirates, the United Kingdom, the United States, Venezuela, and Vietnam.

Outside of native English speaking countries, we provide some of our most popular user services through Yahoo! Asia (our English language portal to Southeast Asia), Yahoo! Canada En Français (French Canadian Website), and Yahoo! En Espanol (United States Hispanic Website).

We own a majority or 100 percent of all of these international operations (except in Australia and New Zealand, China, and Japan where we have joint ventures and/or noncontrolling interests). We support these businesses through a network of offices worldwide.

Revenue is primarily attributed to individual countries according to the international online property that generated the revenue.

Information regarding risks involving our international operations is included in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K and is incorporated herein by reference.

SALES

We maintain three primary channels for selling our advertising services: field, mid-market, and reseller/small business. Our field advertising sales team sells display advertising in all markets and search advertising services in non-transitioned markets to leading advertisers and agencies. Under the Search Agreement with Microsoft, our field advertising team also sells search advertising to premium advertisers in transitioned markets. Our mid-market channel sells our services to medium-sized businesses, while our reseller/small business channel enables us to sell advertising services to additional regional and small business advertisers. In 2013, we reorganized our U.S. sales force to provide one, customer-centric solution to our customers. We believe that this will allow us to provide the best solutions across all of our products based on a deeper understanding of our customers' businesses.

In the U.S., we employ sales professionals in multiple locations, including Atlanta, Boston, Chicago, Dallas, Detroit, Hillsboro, Los Angeles, Miami, New York, Omaha, San Francisco, and Sunnyvale. In international markets, we either have our own internal sales professionals or rely on our established sales agency relationships in more than 50 countries, regions, and territories.

No individual customer represented more than 10 percent of our revenue in 2010, 2011, or 2012. Revenue under the Search Agreement represented more than 10 percent of our revenue during 2011 and 2012.

Internet usage is subject to seasonal fluctuations, typically declining during customary summer vacation periods and increasing during the fourth quarter holiday period due to higher online retail activity. These seasonal patterns have affected, and we expect will continue to affect, our business and quarterly sequential revenue growth rates.

MARKETING

Yahoo! is one of the most recognized brands in the world. Our products, services, and content enable us to attract, retain, and engage users, advertisers, publishers, and developers. Our marketing teams engage in each step of the development, deployment, and management of products and services, and in content design. Our marketing team will help shape our offerings to better market them to our potential and existing users.

COMPETITION

We face significant competition from integrated online media companies, social networking sites, traditional print and broadcast media, search engines, and various e-commerce sites. Our competitors include Google, Facebook, Microsoft, and AOL. Several of our competitors offer an integrated variety of Internet products, advertising services, technologies, online services and/or content that may compete for the attention of our users, advertisers, developers, and publishers. We also compete with these companies to obtain agreements with third parties to promote or distribute our services. In addition, we compete with social media and networking sites which are attracting an increasing share of users, users' online time and online advertising dollars.

We compete with advertising networks, exchanges, demand side platforms and other platforms, such as Google AdSense, DoubleClick Ad Exchange, AOL's Ad.com and Microsoft Media Network, as well as traditional media companies for a share of advertisers' marketing budgets and in the development of the tools and systems for managing and optimizing advertising campaigns.

In a number of international markets, especially those in Asia, Europe, the Middle East and Latin America, we face substantial competition from local Internet service providers and other portals that offer search, communications, and other commercial services and often have a competitive advantage due to dominant market share in their territories, greater local brand recognition, focus on a single market, familiarity with local tastes and preferences, or greater regulatory and operational flexibility.

Yahoo!'s competitive advantage centers on the fact that we make people's daily digital habits more entertaining—this includes daily activities like communicating, searching, reading and sharing information. We believe our principal competitive strengths include the usefulness, accessibility, integration, and personalization of the online services that we offer; the quality, personalization, and presentation of our search results; and the overall user experience on our leading premium content properties and other Yahoo! Properties. Our principal competitive strengths relating to attracting advertisers and publishers are the reach, effectiveness, and efficiency of our marketing services as well as the creativity of the marketing solutions that we offer. "Reach" is the size of the audience and/or demographic that can be accessed through the Yahoo! network. "Effectiveness" for advertisers is the achievement of marketing objectives, which we support by developing campaigns, measuring the performance of these campaigns against their objectives, and optimizing their objectives across the Yahoo! network. "Effectiveness" for publishers is the monetization of their online audiences. "Efficiency" is the simplicity and ease of use of the services we offer advertisers and publishers.

Additional information regarding competition is included in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K and is incorporated herein by reference.

INTELLECTUAL PROPERTY

We create, own, and maintain a wide array of intellectual property assets that we believe are among our most valuable assets. Our intellectual property assets include patents and patent applications related to our innovations, products and services; trademarks related to our brands, products and services; copyrights in software and creative content; trade secrets; and other intellectual property rights and licenses of various kinds. We seek to protect our intellectual property assets through patents, copyrights, trade secrets, trademarks and laws of the U.S. and other countries, and through contractual provisions. We enter into confidentiality and invention assignment agreements with our employees and contractors, and utilize non-disclosure agreements with third parties with whom we conduct business in order to secure and protect our proprietary rights and to limit access to, and disclosure of, our proprietary information. We consider the Yahoo! trademark and our many related company brands to be among our most valuable assets, and we have registered these trademarks in the U.S. and other countries throughout the world and actively seek to protect them. We have licensed in the past, and expect that we may license in the future, certain of our technology and proprietary rights, such as trademark, patent, copyright, and trade secret rights, to third parties.

Additional information regarding certain risks related to our intellectual property is included in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K and is incorporated herein by reference.

EMPLOYEES

As of December 31, 2012, we had approximately 11,700 full-time employees. Our future success is substantially dependent on the performance of our senior management and key technical personnel, as well as our continuing ability to attract, maintain the caliber of, and retain highly qualified technical, executive, and managerial personnel. Additional information regarding certain risks related to our employees is included in Part I, Item 1A "Risk Factors" of this Annual Report on Form 10-K and is incorporated herein by reference.

AVAILABLE INFORMATION

Our Website is located at http://www.yahoo.com. Our investor relations Website is located at http://investor.yahoo.net. We make available free of charge on our investor relations Website under "SEC Filings" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the U.S. Securities and Exchange Commission ("SEC"). The SEC maintains a Website that contains reports, proxy and information statements, and other information regarding our filings at *http://www.sec.gov.*

Item 1A. *Risk Factors*

We face significant competition for users, advertisers, publishers, developers, and distributors.

We face significant competition from integrated online media companies, social networking sites, traditional print and broadcast media, search engines, and various e-commerce sites. In a number of international markets, especially those in Asia, Europe, the Middle East and Latin America, we face substantial competition from local Internet service providers and other portals that offer search, communications, and other commercial services.

Several of our competitors offer an integrated variety of Internet products, advertising services, technologies, online services and content in a manner similar to Yahoo!. We compete against these and other companies to attract and retain users, advertisers, developers, and third-party Website publishers as participants in our Affiliate network, and to obtain agreements with third parties to promote or distribute our services. We also compete with social media and networking sites which are attracting a substantial and increasing share of users, users' online time, and online advertising dollars.

In addition, several competitors offer products and services that directly compete for users with our offerings, including e-mail, search, sports, news and finance. Similarly, the advertising networks operated by our competitors or by other participants in the display marketplace offer advertising exchanges, ad networks, demand side platforms, ad serving technologies, sponsored search offerings, and other services that directly compete for advertisers with our offerings. We also compete with traditional print and broadcast media companies to attract domestic and international advertising spending. Some of our existing competitors and possible entrants may have greater brand recognition for certain products and services, more expertise in particular market segments, and greater operational, strategic, technological, financial, personnel, or other resources than we do. Many of our competitors have access to considerable financial and technical resources with which to compete aggressively, including by funding future growth and expansion and investing in acquisitions, technologies, and research and development. Further, emerging start-ups may be able to innovate and provide new products and services faster than we can. In addition, competitors may consolidate or collaborate with each other, and new competitors may enter the market. Some of our competitors in international markets have a substantial competitive advantage over us because they have dominant market share in their territories, are owned by local telecommunications providers, have greater local brand recognition, are focused on a single market, are more familiar with local tastes and preferences, or have greater regulatory and operational flexibility due to the fact that we may be subject to both U.S. and foreign regulatory requirements.

If our competitors are more successful than we are in developing and deploying compelling products or in attracting and retaining users, advertisers, publishers, developers, or distributors, our revenue and growth rates could decline.

We generate the majority of our revenue from display and search advertising, and the reduction in spending by or loss of current or potential advertisers would cause our revenue and operating results to decline.

For the twelve months ended December 31, 2012, 81 percent of our total revenue came from display and search advertising. Our ability to retain and grow display and search revenue depends upon:

- maintaining and growing our user base and popularity as an Internet destination site;
- maintaining the popularity of our existing products and introducing engaging new products;
- maintaining and expanding our advertiser base on PCs and mobile devices;
- broadening our relationships with advertisers to small- and medium-sized businesses;
- successfully implementing changes and improvements to our advertising management platforms and obtaining the acceptance of our advertising management platforms by advertisers, Website publishers, and online advertising networks;
- successfully acquiring, investing in, and implementing new technologies and strategic partnerships;

- successfully implementing changes in our sales force, sales development teams, and sales strategy;
- continuing to innovate and improve the monetization capabilities of our display advertising and mobile products;
- effectively monetizing mobile and other search queries;
- continuing to innovate and improve users' search experiences;
- maintaining and expanding our Affiliate program for search and display advertising services; and
- deriving better demographic and other information about our users to enable us to offer better experiences to both our users and advertisers.

In most cases, our agreements with advertisers have a term of one year or less, and may be terminated at any time by the advertiser or by us. Search marketing agreements often have payments dependent upon usage or click-through levels. Accordingly, it is difficult to forecast display and search revenue accurately. In addition, our expense levels are based in part on expectations of future revenue, including occasional guaranteed minimum payments to our Affiliates in connection with search and/or display advertising, and are fixed over the short-term in some categories. The state of the global economy, growth rate of the online advertising market, and availability of capital has impacted and could further impact the advertising spending patterns of our existing and potential advertisers. Any reduction in spending by, or loss of, existing or potential advertisers would negatively impact our revenue and operating results. Further, we may be unable to adjust our expenses and capital expenditures quickly enough to compensate for any unexpected revenue shortfall.

If we do not manage our operating expenses effectively, our profitability could decline.

We plan to continue to manage costs to better and more efficiently manage our business. However, our operating expenses might increase from their reduced levels as we expand our operations in areas of desired growth, continue to develop and extend the Yahoo! brand, fund product development, build data centers or acquire real property, and acquire and integrate complementary businesses and technologies. Our operating costs might also increase if we do not effectively manage costs as we transition markets under the Search Agreement and reimbursements from Microsoft under the Search Agreement decline or cease. In addition, weak economic conditions or other factors could cause our business to contract, requiring us to implement cost cutting measures. If our expenses increase at a greater pace than our revenue, or if we fail to effectively manage costs, our profitability will decline.

If we are unable to provide innovative search experiences and other products and services that generate significant traffic to our Websites, our business could be harmed, causing our revenue to decline.

Internet search is characterized by rapidly changing technology, significant competition, evolving industry standards, and frequent product and service enhancements. We currently deploy our own technology to provide paid search results on our network, except in markets where we have transitioned those services to Microsoft's platform. Even after we complete the transition to Microsoft's platform in all markets, we will need to continue to invest and innovate to improve our users' search experience to continue to attract, retain, and expand our user base and paid search advertiser base.

We also generate revenue through other online products and services, such as Yahoo! Mail, and continue to innovate the products and services that we offer. The research and development of new, technologically advanced products is a complex process that requires significant levels of innovation and investment, as well as accurate anticipation of technology, market and consumer trends. If we are unable to provide innovative products and services which generate significant traffic to our Websites, our business could be harmed, causing our revenue to decline.

Risks associated with our Search Agreement with Microsoft may adversely affect our business and operating results.

Under our Search Agreement with Microsoft, Microsoft is the exclusive algorithmic and paid search services provider on Yahoo! Properties and non-exclusive provider of such services on Affiliate sites for the transitioned markets. Implementation of our Search Agreement with Microsoft commenced on February 23, 2010. We have completed the transition of our algorithmic search platform to the Microsoft platform in all markets, and have completed transition of paid search in several markets. We are continuing to work with Microsoft on transitioning paid search in the remaining markets. The market-by-market transition of our paid search platform to Microsoft's platform and the migration of paid search advertisers and publishers to Microsoft's platform are expected to continue through 2013, and possibly into 2014. The transition process is complex and requires the expenditure of significant time and resources by us. Delays, difficulties, disruptions or inconveniences resulting from the transition process could result in the loss of advertisers, publishers, Affiliates, and employees, as well as delays in recognizing or reductions in the anticipated benefits of the transaction, any of which could negatively impact our business and operating results.

Under the Search Agreement, Microsoft generally guarantees Yahoo!'s revenue per search ("RPS Guarantee") on Yahoo! Properties for 18 months after the transition of paid search services to Microsoft's platform in a particular market. In the fourth quarter of 2011, Microsoft agreed to extend the RPS Guarantee in the U.S. and Canada through March 2013. The RPS Guarantee is calculated based on the difference in revenue per search between the pre-transition and post-transition periods and certain other factors. To date, there has been a gap in revenue per search between pre-transition and post-transition periods and Microsoft has been making payments under the RPS Guarantee to compensate for the difference. To the extent the RPS Guarantee payments we receive do not fully offset any shortfall relating to revenue per search in transitioned markets or the RPS Guarantee in transitioned markets expires before the gap in revenue per search is closed, our search revenue and profitability would decline. If the RPS Guarantee in the U.S. and Canada is not renewed prior to its expiration on March 31, 2013, we currently anticipate that our revenue, cash flows and income will be negatively impacted. Notwithstanding any RPS Guarantee payments that we may receive, our competitors may increase revenue, profitability, and market share at a higher rate than us.

More people are using devices other than a PC to access the Internet and are accessing new platforms to make search queries, and versions of our services developed for these devices might not gain widespread adoption by the devices' users, manufacturers, or distributors or might fail to function as intended on some devices.

The number of people who access the Internet through devices other than a PC, including mobile telephones, smartphones, personal digital assistants, handheld computers such as tablets and netbooks, video game consoles, televisions, and set-top box devices has increased dramatically, and the trend is likely to continue. Our services were originally designed for rich, graphical environments such as those available on PCs. Limitations on the memory, resolution, functionality and display associated with many alternative devices may make the use of our products and services through such devices more difficult and versions of our products and services developed for those devices may not be compelling to users, manufacturers and distributors of alternative devices. Similarly, the licenses we have negotiated to present third-party content to PC users may not extend to users of alternative devices. In those cases, we may need to enter into new or amended agreements with the content providers in order to present a similar user-experience on the new devices. The content providers may not be willing to enter into such new or amended agreements on reasonable terms or at all. In addition, search queries are increasingly being undertaken via applications tailored to particular devices or social media platforms, which could affect our share of the search market over time.

As new devices and platforms are introduced, it is difficult to predict the problems we may encounter in adapting our services and developing creative new products and services. We expect to continue to devote significant resources to the creation, support, and maintenance of mobile products and services. If we are unable to successfully innovate new forms of Internet advertising for alternative devices, to attract and retain a substantial number of alternative device manufacturers, distributors, content providers, and users to our services, to develop

products and technologies that are more compatible with alternative devices and platforms, or to earn adequate margins on revenues derived from these products and services, we will fail to capture opportunities as consumers and advertisers transition to a dynamic, multi-screen environment.

A key to our strategy is focusing on mobile devices. If we are unable to generate and grow our revenue on mobile or other alternative devices or incur excessive expenses attempting to attract such revenue, our financial condition and operating results could be harmed. If monetization stays at current levels and we see an increase in mobile search queries and deceleration of the growth of or decrease in desktop queries, our results may be adversely impacted.

To the extent that an access provider or device manufacturer enters into a distribution arrangement with one of our competitors, or as our competitors design, develop, or acquire control of alternative connected devices or their operating systems, we face an increased risk that our users will favor the services or properties of that competitor. The manufacturer or access provider might promote a competitor's services or might impair users' access to our services by blocking access through their devices or by not making our services available in a readily-discoverable manner on their devices. If competitive distributors impair access to our services, or if they simply are more successful than our distributors in developing compelling products that attract and retain users or advertisers, then our revenue could decline.

In the future, as new methods for accessing the Internet and our services become available, including through alternative devices, we may need to enter into amended distribution agreements with existing access providers, distributors, and manufacturers to cover the new devices and new arrangements. We face a risk that existing and potential new access providers, distributors, and manufacturers may decide not to offer distribution of our services on reasonable terms, or at all.

If we are unable to license or acquire compelling content and services at reasonable cost or if we do not develop or commission compelling content of our own, the number of users of our services may not grow as anticipated, or may decline, or users' level of engagement with our services may decline, all or any of which could harm our operating results.

Our future success depends in part on our ability to aggregate compelling content and deliver that content through our online properties. We license from third parties much of the content and services on our online properties, such as news items, stock quotes, weather reports, music videos, music radio, and maps. We believe that users will increasingly demand high-quality content and services, including music videos, film clips, news footage, and special productions. We may need to make substantial payments to third parties from whom we license or acquire such content or services. Our ability to maintain and build relationships with such third-party providers is critical to our success. In addition, as new methods for accessing the Internet become available, including through alternative devices, we may need to enter into amended agreements with existing third-party providers to cover the new devices. We may be unable to enter into new, or preserve existing, relationships with the third-parties whose content or services we seek to obtain. In addition, as competition for compelling content increases both domestically and internationally, our third-party providers may increase the prices at which they offer their content and services to us, and potential providers may not offer their content or services to us at all, or may offer them on terms that are not agreeable to us. An increase in the prices charged to us by third-party providers could harm our operating results and financial condition. Further, because many of our content and services licenses with third parties are non-exclusive, other media providers may be able to offer similar or identical content. This increases the importance of our ability to deliver compelling editorial content and personalization of this content for users in order to differentiate Yahoo! from other businesses. If we are unable to license or acquire compelling content at reasonable cost, if other companies distribute content or services that are similar to or the same as that provided by us, or if we do not develop or commission compelling editorial content or personalization services, the number of users of our services may not grow as anticipated, or may decline, or users' level of engagement with our services may decline, all or any of which could harm our operating results.

Our business depends on a strong brand, and failing to maintain or enhance the Yahoo! brands in a cost-effective manner could harm our operating results.

Maintaining and enhancing our brands is an important aspect of our efforts to attract and expand our user, advertiser, and Affiliate base. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in certain portions of the Internet market. Maintaining and enhancing our brands will depend largely on our ability to provide high-quality, innovative products and services, which we might not do successfully. We have spent and expect to spend considerable money and resources on the establishment and maintenance of our brands, as well as advertising, marketing, and other brand-building efforts to preserve and enhance consumer awareness of our brands. Our brands may be negatively impacted by a number of factors such as service outages, product malfunctions, data protection and security issues, exploitation of our trademarks by others without permission, and poor presentation or integration of our search marketing offerings by Affiliates on their sites or in their software and services.

Further, while we attempt to ensure that the quality of our brands is maintained by our licensees, our licensees might take actions that could impair the value of our brands, our proprietary rights, or the reputation of our products and media properties. If we are unable to maintain or enhance our brands in a cost-effective manner, or if we incur excessive expenses in these efforts, our business, operating results and financial condition could be harmed.

Our intellectual property rights are valuable, and any failure or inability to sufficiently protect them could harm our business and our operating results.

We create, own, and maintain a wide array of copyrights, patents, trademarks, trade dress, trade secrets, rights to domain names and other intellectual property assets which we believe are collectively among our most valuable assets. We seek to protect our intellectual property assets through patent, copyright, trade secret, trademark, and other laws of the U.S. and other countries of the world, and through contractual provisions. However, the efforts we have taken to protect our intellectual property and proprietary rights might not be sufficient or effective at stopping unauthorized use of those rights. Protection of the distinctive elements of Yahoo! might not always be available under copyright law or trademark law, or we might not discover or determine the full extent of any unauthorized use of our copyrights and trademarks in order to protect our rights. In addition, effective trademark, patent, copyright, and trade secret protection might not be available or cost-effective in every country in which our products and media properties are distributed or made available through the Internet. Changes in patent law, such as changes in the law regarding patentable subject matter, could also impact our ability to obtain patent protection for our innovations. In particular, recent amendments to the U.S. patent law may affect our ability to protect our innovations and defend against claims of patent infringement. Further, given the costs of obtaining patent protection, we might choose not to protect (or not to protect in some jurisdictions) certain innovations that later turn out to be important. There is also a risk that the scope of protection under our patents may not be sufficient in some cases or that existing patents may be deemed invalid or unenforceable. To help maintain our trade secrets, we have entered into confidentiality agreements with most of our employees and contractors, and confidentiality agreements with many of the parties with whom we conduct business, in order to limit access to and disclosure of our proprietary information. If these confidentiality agreements are breached it could compromise our trade secrets and cause us to lose any competitive advantage provided by those trade secrets.

If we are unable to protect our proprietary rights from unauthorized use, the value of our intellectual property assets may be reduced. In addition, protecting our intellectual property and other proprietary rights is expensive and time consuming. Any increase in the unauthorized use of our intellectual property could make it more expensive to do business and consequently harm our operating results.

We are regularly involved in claims, suits, government investigations, and other proceedings that may result in adverse outcomes.

We are regularly involved in claims, suits, government investigations, and proceedings arising from the ordinary course of our business, including actions with respect to intellectual property claims, privacy, consumer protection, information security, data protection or law enforcement matters, tax matters, labor and employment claims, commercial claims, as well as actions involving content generated by our users, stockholder derivative actions, purported class action lawsuits, and other matters. Such claims, suits, government investigations, and proceedings are inherently uncertain and their results cannot be predicted with certainty. Regardless of the outcome, such legal proceedings can have an adverse impact on us because of legal costs, diversion of management and other personnel, and other factors. In addition, it is possible that a resolution of one or more such proceedings could result in reputational harm, liability, penalties, or sanctions, as well as judgments, consent decrees, or orders preventing us from offering certain features, functionalities, products, or services, or requiring a change in our business practices, products or technologies, which could in the future materially and adversely affect our business, operating results, and financial condition. See Note 11—"Commitments and Contingencies" in the Notes to the consolidated financial statements.

On November 28, 2012, the 49th Civil Court of the Federal District of Mexico City entered a non-final judgment of U.S. $2.75 billion against the Company and our subsidiary, Yahoo! Mexico, in a lawsuit brought by plaintiffs Worldwide Directories S.A. de C.V. and Ideas Interactivas, S.A. de C.V. We believe the plaintiffs' claims are without legal or factual merit and the Company and Yahoo! Mexico have filed appeals from the judgment. We do not believe that it is probable the judgment will be sustained on appeal, and accordingly, we have not recorded an accrual for the judgment. The Company cannot predict the timing of a decision or assure the ultimate outcome of the appeals. The Company intends to vigorously pursue all of its appeals. If all of our appeals are ultimately unsuccessful, however, and we are required to pay all or a significant portion of the judgment, together with any potential additional damages, interests and costs, it would have a material adverse effect on our financial condition, results of operations and cash flows. We will also be required to record an accrual for the judgment if we should determine in the future that it is probable that we will be required to pay the judgment.

We are, and may in the future be, subject to intellectual property infringement or other third-party claims, which are costly to defend, could result in significant damage awards, and could limit our ability to provide certain content or use certain technologies in the future.

Internet, technology, media, and patent holding companies often possess a significant number of patents. Further, many of these companies and other parties are actively developing or purchasing search, indexing, electronic commerce, and other Internet-related technologies, as well as a variety of online business models and methods.

We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection. In addition, patent holding companies may continue to seek to monetize patents they have purchased or otherwise obtained. As a result, disputes regarding the ownership of technologies and rights associated with online businesses are likely to continue to arise in the future. From time to time, parties assert patent infringement claims against us. Currently, we are engaged in a number of lawsuits regarding patent issues and have been notified of a number of other potential disputes.

In addition to patent claims, third parties have asserted, and are likely in the future to assert, claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition, violation of federal or state statutes or other claims, including alleged violation of international statutory and common law. In addition, third parties have made, and may continue to make, infringement and related claims against us over the display of content or search results triggered by search terms, including the display of advertising, that include trademark terms.

As we expand our business and develop new technologies, products and services, we may become increasingly subject to intellectual property infringement and other claims, including those that may arise under international laws. In the event that there is a determination that we have infringed third-party proprietary rights such as

patents, copyrights, trademark rights, trade secret rights, or other third-party rights such as publicity and privacy rights, we could incur substantial monetary liability, or be required to enter into costly royalty or licensing agreements or be prevented from using such rights, which could require us to change our business practices in the future, hinder us from offering certain features, functionalities, products or services, require us to develop non-infringing products or technologies, and limit our ability to compete effectively. We may also incur substantial expenses in defending against third-party claims regardless of the merit of such claims. In addition, many of our agreements with our customers or Affiliates require us to indemnify them for some types of third-party intellectual property infringement claims, which could increase our costs in defending such claims and our damages. Furthermore, such customers and Affiliates may discontinue the use of our products, services, and technologies either as a result of injunctions or otherwise. The occurrence of any of these results could harm our brands or have an adverse effect on our business, financial position, operating results, and cash flows.

A variety of new and existing U.S. and foreign government laws and regulations could subject us to claims, judgments, monetary liabilities and other remedies, and to limitations on our business practices.

We are subject to numerous U.S. and foreign laws and regulations covering a wide variety of subject matters. New laws and regulations, changes in existing laws and regulations or the interpretation of them, our introduction of new products, or an extension of our business into new areas, could increase our future compliance costs, make our products and services less attractive to our users, or cause us to change or limit our business practices. We may incur substantial expenses to comply with laws and regulations or defend against a claim that we have not complied with them. Further, any failure on our part to comply with any relevant laws or regulations may subject us to significant civil or criminal liabilities, penalties, and negative publicity.

The application of existing domestic and international laws and regulations to us relating to issues such as user privacy and data protection, security, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, billing, real estate, consumer protection, accessibility, content regulation, quality of services, law enforcement demands, telecommunications, mobile, television, and intellectual property ownership and infringement in many instances is unclear or unsettled. Further, the application to us or our subsidiaries of existing laws regulating or requiring licenses for certain businesses of our advertisers can be unclear. U.S. export control laws and regulations also impose requirements and restrictions on exports to certain nations and persons and on our business. Internationally, we may also be subject to laws regulating our activities in foreign countries and to foreign laws and regulations that are inconsistent from country to country.

The Digital Millennium Copyright Act ("DMCA") is intended, in part, to limit the liability of eligible online service providers for caching, hosting, listing or linking to, third-party Websites or user content that include materials that infringe copyrights or other rights of others. Portions of the Communications Decency Act ("CDA") are intended to provide statutory protections to online service providers who distribute third-party content. We rely on the protections provided by both the DMCA and the CDA in conducting our business, and may be adversely impacted by future legislation and future judicial decisions altering these safe harbors or if international jurisdictions refuse to apply similar protections. The Children's Online Privacy Protection Act is intended to impose restrictions on the ability of online services to collect some types of information from children under the age of 13. In addition, Providing Resources, Officers, and Technology to Eradicate Cyber Threats to Our Children Act of 2008 requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Other federal, state or international laws and legislative efforts designed to protect children on the Internet may impose additional requirements on us.

Changes in regulations or user concerns regarding privacy and protection of user data, or any failure to comply with such laws, could adversely affect our business.

Federal, state, and international laws and regulations govern the collection, use, retention, disclosure, sharing and security of data that we receive from and about our users. The use of consumer data by online service providers and advertising networks is a topic of active interest among federal, state, and international regulatory bodies, and the regulatory environment is unsettled. Many states have passed laws requiring notification to users where

there is a security breach for personal data, such as California's Information Practices Act. We face similar risks in international markets where our products and services are offered. Any failure, or perceived failure, by us to comply with or make effective modifications to our policies, or to comply with any federal, state, or international privacy, data-retention or data-protection-related laws, regulations, orders or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, a loss of user confidence, damage to the Yahoo! brands, and a loss of users, advertising partners, or Affiliates, any of which could potentially have an adverse effect on our business.

In addition, various federal, state and foreign legislative or regulatory bodies may enact new or additional laws and regulations concerning privacy, data-retention and data-protection issues, including laws or regulations mandating disclosure to domestic or international law enforcement bodies, which could adversely impact our business, our brand or our reputation with users. The interpretation and application of privacy, data protection and data retention laws and regulations are often uncertain and in flux in the U.S. and internationally. These laws may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices, complicating long-range business planning decisions. If privacy, data protection or data retention laws are interpreted and applied in a manner that is inconsistent with our current policies and practices we may be fined or ordered to change our business practices in a manner that adversely impacts our operating results. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

If our security measures are breached, our products and services may be perceived as not being secure, users and customers may curtail or stop using our products and services, and we may incur significant legal and financial exposure.

Our products and services involve the storage and transmission of Yahoo!'s users' and customers' personal and proprietary information in our facilities and on our equipment, networks and corporate systems. Security breaches expose us to a risk of loss of this information, litigation, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability. Our user data and corporate systems and security measures have been and may in the future be breached due to the actions of outside parties (including cyber attacks), employee error, malfeasance, a combination of these, or otherwise, allowing an unauthorized party to obtain access to our data or our users' or customers' data. Additionally, outside parties may attempt to fraudulently induce employees, users, or customers to disclose sensitive information in order to gain access to our data or our users' or customers' data.

Any breach or unauthorized access could result in significant legal and financial exposure, increased remediation and other costs, damage to our reputation and a loss of confidence in the security of our products, services and networks that could potentially have an adverse effect on our business. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose users and customers.

Interruptions, delays, or failures in the provision of our services could damage our reputation and harm our operating results.

Delays or disruptions to our service, or the loss or compromise of data, could result from a variety of causes, including the following:

- Our operations are susceptible to outages and interruptions due to fire, flood, earthquake, tsunami, other natural disasters, power loss, equipment or telecommunications failures, cyber attacks, terrorist attacks, political or social unrest, and other events over which we have little or no control. We do not have multiple site capacity for all of our services and some of our systems are not fully redundant in the event of delays or disruptions to service, so some data or systems may not be fully recoverable after such events.

- The systems through which we provide our products and services are highly technical, complex, and interdependent. Design errors might exist in these systems, or might be introduced when we make modifications, which might cause service malfunctions or require services to be taken offline while corrective responses are developed.
- Despite our implementation of network security measures, our servers are vulnerable to computer viruses, worms, hacking, physical and electronic break-ins, router disruption, sabotage or espionage, and other disruptions from unauthorized access and tampering, as well as coordinated denial-of-service attacks. We may not be in a position to promptly address attacks or to implement adequate preventative measures if we are unable to immediately detect such attacks. Such events could result in large expenditures to investigate or remediate, to recover data, to repair or replace networks or information systems, including changes to security measures, to deploy additional personnel, to defend litigation or to protect against similar future events, and may cause damage to our reputation or loss of revenue.
- We rely on third-party providers over which we have little or no control for our principal Internet connections and co-location of a significant portion of our data servers, as well as for our payment processing capabilities and key components or features of certain of our products and services. Any disruption of the services they provide us or any failure of these third-party providers to handle higher volumes of use could, in turn, cause delays or disruptions in our services and loss of revenue. In addition, if our agreements with these third-party providers are terminated for any reason, we might not have a readily available alternative.

Prolonged delays or disruptions to our service could result in a loss of users, damage to our brands, legal costs or liability, and harm to our operating results.

Our international operations expose us to additional risks that could harm our business, operating results, and financial condition.

In addition to uncertainty about our ability to continue to generate revenue from our foreign operations and expand our international market position, there are additional risks inherent in doing business internationally (including through our international joint ventures), including:

- tariffs, trade barriers, customs classifications and changes in trade regulations;
- difficulties in developing, staffing, and simultaneously managing a large number of varying foreign operations as a result of distance, language, and cultural differences;
- stringent local labor laws and regulations;
- longer payment cycles;
- credit risk and higher levels of payment fraud;
- profit repatriation restrictions and foreign currency exchange restrictions;
- political or social unrest, economic instability, repression, or human rights issues;
- geopolitical events, including natural disasters, acts of war and terrorism;
- import or export regulations;
- compliance with U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting bribery and corrupt payments to government officials;
- antitrust and competition regulations;
- potentially adverse tax developments;
- seasonal volatility in business activity and local economic conditions;
- economic uncertainties relating to European sovereign and other debt;

- laws, regulations, licensing requirements, and business practices that favor local competitors or prohibit foreign ownership or investments;
- different, uncertain or more stringent user protection, content, data protection, privacy, intellectual property and other laws; and
- risks related to other government regulation, required compliance with local laws or lack of legal precedent.

We are subject to numerous and sometimes conflicting U.S. and foreign laws and regulations which increase our cost of doing business. Violations of these complex laws and regulations that apply to our international operations could result in damage awards, fines, criminal actions, sanctions, or penalties against us, our officers or our employees, prohibitions on the conduct of our business and our ability to offer products and services, and damage to our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our employees, contractors, or agents will not violate our policies. These risks inherent in our international operations and expansion increase our costs of doing business internationally and could result in harm to our business, operating results, and financial condition.

We may be subject to legal liability associated with providing online services or content.

We host and provide a wide variety of services and technology products that enable and encourage individuals and businesses to exchange information; upload or otherwise generate photos, videos, text, and other content; advertise products and services; conduct business; and engage in various online activities both domestically and internationally. The law relating to the liability of providers of online services and products for activities of their users is currently unsettled both within the U.S. and internationally. As a publisher and producer of original content, we may be subject to claims such as copyright, libel, defamation or improper use of publicity rights, as well as other infringement claims such as plagiarism. Claims have been threatened and brought against us for defamation, negligence, breaches of contract, plagiarism, copyright and trademark infringement, unfair competition, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information which we publish or to which we provide links or that may be posted online or generated by us or by third parties, including our users. In addition, we have been and may again in the future be subject to domestic or international actions alleging that certain content we have generated or third-party content that we have made available within our services violates laws in domestic and international jurisdictions. We arrange for the distribution of third-party advertisements to third-party publishers and advertising networks, and we offer third-party products, services, or content, such as stock quotes and trading information, under the Yahoo! brand or via distribution on Yahoo! Properties. We may be subject to claims concerning these products, services, or content by virtue of our involvement in marketing, branding, broadcasting, or providing access to them, even if we do not ourselves host, operate, provide, or provide access to these products, services, or content. While our agreements with respect to these products, services, and content may provide that we will be indemnified against such liabilities, the ability to receive such indemnification may be disputed, could result in substantial costs to enforce or defend, and depends on the financial resources of the other party to the agreement, and any amounts received might not be adequate to cover our liabilities or the costs associated with defense of such proceedings. Defense of any such actions could be costly and involve significant time and attention of our management and other resources, may result in monetary liabilities or penalties, and may require us to change our business in an adverse manner.

It is also possible that if any information provided directly by us contains errors or is otherwise wrongfully provided to users, third parties could make claims against us. For example, we offer Web-based e-mail services, which expose us to potential risks, such as liabilities or claims, by our users and third parties, resulting from unsolicited e-mail, lost or misdirected messages, illegal or fraudulent use of e-mail, alleged violations of policies, property interests, or privacy protections, including civil or criminal laws, or interruptions or delays in e-mail service. We may also face purported consumer class actions or state actions relating to our online services, including our fee-based services (particularly in connection with any decision to discontinue a fee-based service). In addition, our customers, third parties, or government entities may assert claims or actions against us if our online services or technologies are used to spread or facilitate malicious or harmful code or applications.

Investigating and defending these types of claims are expensive, even if the claims are without merit or do not ultimately result in liability, and could subject us to significant monetary liability or cause a change in business practices that could negatively impact our ability to compete.

Acquisitions and strategic investments could result in adverse impacts on our operations and in unanticipated liabilities.

We have acquired, and have made strategic investments in, a number of companies (including through joint ventures) in the past, and we expect to make additional acquisitions and strategic investments in the future. Such transactions may result in dilutive issuances of our equity securities, use of our cash resources, and incurrence of debt and amortization expenses related to intangible assets. Our acquisitions and strategic investments to date were accompanied by a number of risks, including:

- the difficulty of assimilating the operations and personnel of acquired companies into our operations;
- the potential disruption of our ongoing business and distraction of management;
- the incurrence of additional operating losses and expenses of the businesses we acquired or in which we invested;
- the difficulty of integrating acquired technology and rights into our services and unanticipated expenses related to such integration;
- the failure to successfully further develop an acquired business or technology and any resulting impairment of amounts currently capitalized as intangible assets;
- the failure of strategic investments to perform as expected;
- the potential for patent and trademark infringement and data privacy and security claims against the acquired companies, or companies in which we have invested;
- litigation or other claims in connection with acquisitions, acquired companies, or companies in which we have invested;
- the impairment or loss of relationships with customers and partners of the companies we acquired or in which we invested or with our customers and partners as a result of the integration of acquired operations;
- the impairment of relationships with, or failure to retain, employees of acquired companies or our existing employees as a result of integration of new personnel;
- our lack of, or limitations on our, control over the operations of our joint venture companies;
- the difficulty of integrating operations, systems, and controls as a result of cultural, regulatory, systems, and operational differences;
- in the case of foreign acquisitions and investments, the impact of particular economic, tax, currency, political, legal and regulatory risks associated with specific countries; and
- the impact of known potential liabilities or liabilities that may be unknown, including as a result of inadequate internal controls, associated with the companies we acquired or in which we invested.

We are likely to experience similar risks in connection with our future acquisitions and strategic investments. Our failure to be successful in addressing these risks or other problems encountered in connection with our past or future acquisitions and strategic investments could cause us to fail to realize the anticipated benefits of such acquisitions or investments, incur unanticipated liabilities, and harm our business generally.

If we are unable to recruit, hire, motivate, and retain key personnel, we may not be able to execute our business plan.

Our business is dependent on our ability to recruit, hire, motivate, and retain talented, highly skilled personnel. Achieving this objective may be difficult due to many factors, including the intense competition for such highly skilled personnel in the San Francisco Bay Area and other metropolitan areas where our offices are located; fluctuations in global economic and industry conditions; competitors' hiring practices; and the effectiveness of our compensation programs. If we do not succeed in retaining and motivating our existing key employees and in attracting new key personnel, we may be unable to meet our business plan and as a result, our revenue and profitability may decline.

Any failure to manage expansion and changes to our business could adversely affect our operating results.

If we are unable to effectively manage a large and geographically dispersed group of employees or to anticipate our future growth and personnel needs, our business may be adversely affected.

As we expand our business, we must also expand and adapt our operational infrastructure. Our business relies on data systems, billing systems, and financial reporting and control systems, among others. All of these systems have become increasingly complex in the recent past due to the growing complexity of our business, acquisitions of new businesses with different systems, and increased regulation over controls and procedures. To manage our business in a cost-effective manner, we will need to continue to upgrade and improve our data systems, billing systems, and other operational and financial systems, procedures, and controls. In some cases, we are outsourcing administrative functions to lower-cost providers. These upgrades, improvements and outsourcing changes will require a dedication of resources and in some cases are likely to be complex. If we are unable to adapt our systems and put adequate controls in place in a timely manner, our business may be adversely affected. In particular, sustained failures of our billing systems to accommodate increasing numbers of transactions, to accurately bill users and advertisers, or to accurately compensate Affiliates could adversely affect the viability of our business model.

Any failure to scale and adapt our existing technology architecture to manage expansion of user-facing services and to respond to rapid technological change could adversely affect our business.

As some of the most visited sites on the Internet, Yahoo! Properties deliver a significant number of products, services, page views, and advertising impressions to users around the world. We expect our products and services to continue to expand and change significantly and rapidly in the future to accommodate new technologies and Internet advertising solutions, and new means of content delivery.

In addition, widespread adoption of new Internet, networking or telecommunications technologies, or other technological changes, could require substantial expenditures to modify or adapt our services or infrastructure. The technology architectures and platforms utilized for our services are highly complex and may not provide satisfactory security features or support in the future, as usage increases and products and services expand, change, and become more complex. In the future, we may make additional changes to our existing, or move to completely new, architectures, platforms and systems, or our users may increasingly access our sites through devices that compel us to invest in new architectures, platforms and systems. Such changes may be technologically challenging to develop and implement, may take time to test and deploy, may cause us to incur substantial costs or data loss, and may cause changes, delays or interruptions in service. These changes, delays, or interruptions in our service may cause our users, Affiliates and other advertising platform participants to become dissatisfied with our service or to move to competing providers or seek remedial actions or compensation. Further, to the extent that demands for our services increase, we will need to expand our infrastructure, including the capacity of our hardware servers and the sophistication of our software. This expansion is likely to be expensive and complex and require additional technical expertise. As we acquire users who rely upon us for a wide variety of services, it becomes more technologically complex and costly to retrieve, store, and integrate data that will enable us to track each user's preferences. Any difficulties experienced in

adapting our architectures, platforms and infrastructure to accommodate increased traffic, to store user data, and track user preferences, together with the associated costs and potential loss of traffic, could harm our operating results, cash flows from operations, and financial condition.

We rely on third parties to provide the technologies necessary to deliver content, advertising, and services to our users, and any change in the licensing terms, costs, availability, or acceptance of these formats and technologies could adversely affect our business.

We rely on third parties to provide the technologies that we use to deliver content, advertising, and services to our users. There can be no assurance that these providers will continue to license their technologies or intellectual property to us on reasonable terms, or at all. Providers may change the fees they charge users or otherwise change their business model in a manner that slows the widespread acceptance of their technologies. In order for our services to be successful, there must be a large base of users of the technologies necessary to deliver our content, advertising, and services. We have limited or no control over the availability or acceptance of those technologies, and any change in the licensing terms, costs, availability, or user acceptance of these technologies could adversely affect our business.

If we are unable to attract, sustain, and renew distribution arrangements on favorable terms, our revenue may decline.

We enter into distribution arrangements with third parties such as operators of third-party Websites, online networks, software companies, electronics companies, computer manufacturers, Internet service providers and others to promote or supply our services to their users. For example:

- We maintain search and display advertising relationships with Affiliate sites, which integrate our advertising offerings into their Websites.
- We enter into distribution alliances with Internet service providers (including providers of cable and broadband Internet access) and software distributors to promote our services to their users.
- We enter into agreements with mobile, tablet, netbook, television, and other device manufacturers, electronics companies and carriers to promote our software and services on their devices.

In some markets, we depend on a limited number of distribution arrangements for a significant percentage of our user activity. A failure by our distributors to attract or retain their user bases would negatively impact our user activity and, in turn, reduce our revenue. In some cases, device manufacturers may be unwilling to pay fees to Yahoo! in order to distribute Yahoo! services.

Distribution agreements often involve revenue sharing. Over time competition to enter into distribution arrangements may cause our traffic acquisition costs to increase. In some cases, we guarantee distributors a minimum level of revenue and, as a result, run a risk that the distributors' performance (in terms of ad impressions, toolbar installations, etc.) might not be sufficient to otherwise earn their minimum payments. In other cases, we agree that if the distributor does not realize specified minimum revenue we will adjust the distributor's revenue-share percentage or provide make-whole arrangements.

Some of our distribution agreements are not exclusive, have a short term, are terminable at will, or are subject to early termination provisions. The loss of distributors, increased distribution costs, or the renewal of distribution agreements on significantly less favorable terms may cause our revenue to decline.

Technologies, tools, software, and applications could block our advertisements, impair our ability to deliver interest-based advertising, or shift the location in which advertising appears, which could harm our operating results.

Technologies, tools, software, and applications (including new and enhanced Web browsers) have been developed and are likely to continue to be developed that can block display, search, and interest-based advertising and content, delete or block the cookies used to deliver such advertising, or shift the location in which advertising appears on pages so that our advertisements do not show up in the most monetizable places on our pages or are obscured. Most of our revenue is derived from fees paid by advertisers in connection with the display of graphical advertisements or clicks on search advertisements on Web pages. As a result, the adoption of such technologies, tools, software, and applications could reduce the number of display and search advertisements that we are able to deliver and/or our ability to deliver interest-based advertising and this, in turn, could reduce our advertising revenue and operating results.

Proprietary document formats may limit the effectiveness of our search technology by preventing our technology from accessing the content of documents in such formats, which could limit the effectiveness of our products and services.

A large amount of information on the Internet is provided in proprietary document formats. These proprietary document formats may limit the effectiveness of search technology by preventing the technology from accessing the content of such documents. The providers of the software applications used to create these documents could engineer the document format to prevent or interfere with the process of indexing the document contents with search technology. This would mean that the document contents would not be included in search results even if the contents were directly relevant to a search. The software providers may also seek to require us to pay them royalties in exchange for giving us the ability to search documents in their format. If the search platform technology we employ is unable to index proprietary format Web documents as effectively as our competitors' technology, usage of our search services might decline, which could cause our revenue to fall.

We have dedicated considerable resources to provide a variety of premium products and services, which might not prove to be successful in generating significant revenue for us.

We offer fee-based enhancements for many of our free services. The development cycles for these technologies are long and generally require significant investment by us. We have invested and will continue to invest in premium products and services. Some of these premium products and services might not generate anticipated revenue or might not meet anticipated user adoption rates. We have previously discontinued some non-profitable premium services and may discontinue others. General economic conditions as well as the rapidly evolving competitive landscape may affect users' willingness to pay for such premium services. If we cannot generate revenue from our premium services that are greater than the cost of providing such services, our operating results could be harmed.

Fluctuations in foreign currency exchange rates may adversely affect our operating results and financial condition.

Revenue generated and expenses incurred by our international subsidiaries and equity method investees are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of our international subsidiaries and equity method investees are translated from local currencies into U.S. dollars. Our financial results are also subject to changes in exchange rates that impact the settlement of transactions in non-local currencies. The carrying values of our equity investments in our equity investees are also subject to fluctuations in the exchange rates of foreign currencies.

We use derivative instruments, such as foreign currency forward contracts, to partially offset certain exposures to fluctuations in foreign currency exchange rates. The use of such instruments may not offset any, or more than a portion, of the adverse financial effects of unfavorable movements in foreign currency exchange rates. Any losses on these instruments that we experience may adversely impact our financial results, cash flows and financial condition. See Item 7A—"Quantitative and Qualitative Disclosures About Market Risk" of this Annual Report.

We may be required to record a significant charge to earnings if our goodwill, amortizable intangible assets, investments in equity interests, including investments held by our equity method investees, or other investments become impaired.

We are required under generally accepted accounting principles to test goodwill for impairment at least annually and to review our amortizable intangible assets and investments in equity interests, including investments held by our equity method investees, for impairment when events or changes in circumstance indicate the carrying value may not be recoverable. Factors that could lead to impairment of goodwill and amortizable intangible assets include significant adverse changes in the business climate (affecting our company as a whole or affecting any particular segment) and declines in the financial condition of our business. Factors that could lead to impairment of investments in equity interests include a prolonged period of decline in the stock price or operating performance of, or an announcement of adverse changes or events by, the companies in which we invested or the investments held by those companies. Factors that could lead to an impairment of U.S. government securities, which constitute a significant portion of our assets, include any downgrade of U.S. government debt or concern about the creditworthiness of the U.S. government. We have recorded and may be required in the future to record additional charges to earnings if our goodwill, amortizable intangible assets, investments in equity interests, including investments held by our equity investees, or other investments become impaired. Any such charge would adversely impact our financial results.

We may have exposure to additional tax liabilities which could negatively impact our income tax provision, net income, and cash flow.

We are subject to income taxes and other taxes in both the U.S. and the foreign jurisdictions in which we currently operate or have historically operated. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. We earn a significant amount of our operating income from outside the U.S., and any repatriation of funds in foreign jurisdictions to the U.S. may result in higher effective tax rates for us. There have been proposals from Congress to change U.S. tax laws that could significantly impact how U.S. multinational corporations are taxed on foreign earnings. We cannot predict the form or timing of potential legislative changes, but any newly enacted tax law could have a material adverse impact on our tax expense and cash flow. We are subject to regular review and audit by both domestic and foreign tax authorities as well as subject to the prospective and retrospective effects of changing tax regulations and legislation. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income, or cash flows in the period or periods for which such determination and settlement is made.

Adverse macroeconomic conditions could cause decreases or delays in spending by our advertisers and could harm our ability to generate revenue and our results of operations.

Advertising expenditures tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Since we derive most of our revenue from advertising, adverse macroeconomic conditions have caused, and future adverse macroeconomic conditions could cause, decreases or delays in advertising spending and negatively impact our advertising revenue and short-term ability to grow our revenue. Further, any decreased collectability of accounts receivable or early termination of agreements, whether resulting from customer bankruptcies or otherwise due to adverse macroeconomic conditions, could negatively impact our results of operations.

Our stock price has been volatile historically and may continue to be volatile regardless of our operating performance.

The trading price of our common stock has been and may continue to be subject to broad fluctuations. During the year ended December 31, 2012, the closing sale price of our common stock on the NASDAQ Global Select Market ranged from $14.42 to $19.90 per share and the closing sale price on February 15, 2013 was $21.02 per share. Our stock price may fluctuate in response to a number of events and factors, such as variations in quarterly operating results or announcements of technological innovations, significant transactions, or new features, products or services by us or our competitors; changes in financial estimates and recommendations by securities analysts; the operating and stock price performance of, or other developments involving, other companies that investors may deem comparable to us; trends in our industry; general economic conditions; and the current and anticipated future operating performance and equity valuation of Alibaba Group and Yahoo Japan Corporation in which we have equity investments, including changes in equity valuation due to fluctuations in foreign currency exchange rates.

In addition, the stock market in general, and the market prices for companies in our industry, have experienced volatility that often has been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees who have been granted stock options or other stock-based awards. A sustained decline in our stock price and market capitalization could lead to an impairment charge to our long-lived assets.

Delaware statutes and certain provisions in our charter documents could make it more difficult for a third-party to acquire us.

Our Board has the authority to issue up to 10 million shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock may be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control of Yahoo! without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Some provisions of our charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or changes in our management, which could have an adverse effect on the market price of our stock. In addition, our charter documents do not permit cumulative voting, which may make it more difficult for a third-party to gain control of our Board. Further, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which will prohibit us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, even if such combination is favored by a majority of stockholders, unless the business combination is approved in a prescribed manner. The application of Section 203 also could have the effect of delaying or preventing a change in control of us.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our headquarters is located in Sunnyvale, California and consists of owned space aggregating approximately one million square feet. We also lease office space in Argentina, Australia, Belgium, Brazil, Canada, China, Egypt, France, Germany, Hong Kong, Hungary, India, Indonesia, Ireland, Israel, Italy, Japan, Jordan, Malaysia,

Mexico, Morocco, New Zealand, Norway, the Philippines, Singapore, South Korea, Spain, Switzerland, Taiwan, the United Arab Emirates, the United Kingdom, and Vietnam. In the United States, we lease offices in various locations, including Atlanta, Boston, Champaign, Chicago, Dallas, Denver, Detroit, Hillsboro, the Los Angeles Area, Miami, New York, Omaha, San Diego, San Francisco, and Washington, D.C. Our data centers are operated in locations in the United States, Brazil, Europe, and Asia.

We believe that our existing facilities are adequate to meet current requirements, and that suitable additional or substitute space will be available as needed to accommodate any further physical expansion of operations and for any additional sales offices.

Item 3. *Legal Proceedings*

For a description of our material legal proceedings, see Note 11—"Commitments and Contingencies" in the Notes to the consolidated financial statements, which is incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

Part II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information for Common Stock

Yahoo! Inc. common stock is quoted on the NASDAQ Global Select Market under the symbol "YHOO." The following table sets forth the range of high and low per share sales prices as reported for each period indicated:

	2011		2012	
	High	Low	High	Low
First quarter	$17.84	$15.41	$16.39	$14.35
Second quarter	$18.84	$14.50	$16.35	$14.73
Third quarter	$15.95	$11.09	$16.37	$14.59
Fourth quarter	$16.79	$13.37	$19.97	$15.65

Stockholders

We had 9,681 stockholders of record as of February 15, 2013.

Dividends

We have not declared or paid any cash dividends on our common stock. We presently do not have plans to pay any cash dividends in the near future.

Issuer Repurchases of Equity Securities

Share repurchase activity during the three months ended December 31, 2012 was as follows:

Period	Total Number of Shares Purchased(*)	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program (in 000s)(*)
October 1—October 31, 2012	5,000,000	$16.68	5,000,000	$4,805,549
November 1—November 30, 2012	42,218,186	$17.72	42,218,186	$4,057,414
December 1—December 31, 2012	32,367,208	$19.15	32,367,208	$3,437,506
Total	79,585,394	$18.24	79,585,394	

(*) The share repurchases in the three months ended December 31, 2012 were made under our stock repurchase program announced in May 2012, which authorizes the repurchase of up to $5 billion of our outstanding shares of common stock from time to time. This program, according to its terms, will expire in June 2015 unless revoked earlier by the Board. Repurchases under this program may take place in the open market or in privately negotiated transactions, including derivative transactions, and may be made under a Rule 10b5-1 plan.

See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K for additional information regarding share repurchases. See also Note 12—"Stockholders' Equity" in the Notes to the consolidated financial statements for additional information.

Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing of Yahoo! Inc. under the Securities Act of 1933, as amended, or the Exchange Act.

The following graph compares, for the five-year period ended December 31, 2012, the cumulative total stockholder return for Yahoo!'s common stock, the NASDAQ 100 Index, the Standard & Poor's North American Technology-Internet Index (the "SPGIINTR"), and the Standard & Poor's 500 Stock Index (the "S&P 500 Index"). Measurement points are the last trading day of each of Yahoo!'s fiscal years ended December 31, 2008, December 31, 2009, December 31, 2010, December 31, 2011, and December 31, 2012. The graph assumes that $100 was invested at the market close on December 31, 2007 in the common stock of Yahoo!, the NASDAQ 100 Index, the SPGIINTR, and the S&P 500 Index and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report on Form 10-K. The consolidated statements of income data and the consolidated balance sheets data for the years ended, and as of, December 31, 2008, 2009, 2010, 2011, and 2012 are derived from our audited consolidated financial statements.

Consolidated Statements of Income Data:

	Years Ended December 31,				
	2008[3]	2009[4]	2010[5]	2011[6]	2012[7]
	(In thousands, except per share amounts)				
Revenue	$7,208,502	$6,460,315	$6,324,651	$4,984,199	$ 4,986,566
Total operating expenses	$7,195,539	$6,073,623	$5,552,127	$4,183,858	$ 4,420,198
Income from operations[1]	$ 12,963	$ 386,692	$ 772,524	$ 800,341	$ 566,368
Other income, net[2]	$ 73,750	$ 187,528	$ 297,869	$ 27,175	$ 4,647,839
Provision for income taxes	$ (259,006)	$ (219,321)	$ (221,523)	$ (241,767)	$(1,940,043)
Earnings in equity interests	$ 596,979	$ 250,390	$ 395,758	$ 476,920	$ 676,438
Net income attributable to Yahoo! Inc.	$ 418,921	$ 597,992	$1,231,663	$1,048,827	$ 3,945,479
Net income attributable to Yahoo! Inc. common stockholders per share—basic	$ 0.31	$ 0.43	$ 0.91	$ 0.82	$ 3.31
Net income attributable to Yahoo! Inc. common stockholders per share—diluted	$ 0.29	$ 0.42	$ 0.90	$ 0.82	$ 3.28
Shares used in per share calculation—basic	1,369,476	1,397,652	1,354,118	1,274,240	1,192,775
Shares used in per share calculation—diluted	1,391,230	1,415,658	1,364,612	1,282,282	1,202,906
(1) Includes:					
Stock-based compensation expense	$ 437,843	$ 438,087	$ 223,478	$ 203,958	$ 224,365
Restructuring charges, net	$ 106,854	$ 126,901	$ 57,957	$ 24,420	$ 236,170
(2) Includes:					
Gain related to sale of Alibaba Group Shares	$ —	$ —	$ —	$ —	$ 4,603,322

(3) Our net income attributable to Yahoo! Inc. for the year ended December 31, 2008 included a non-cash gain of $401 million, net of tax, related to Alibaba Group's initial public offering ("IPO") of Alibaba.com Limited ("Alibaba.com"), the business to business e-commerce subsidiary of Alibaba Group, and a non-cash loss of $30 million, net of tax, related to the impairment of our direct investment in Alibaba.com. In addition, in the year ended December 31, 2008, we recorded a goodwill impairment charge of $488 million related to our European reporting unit and net restructuring charges of $107 million related to our strategic workforce realignment and cost reduction initiatives, and a tax benefit for these two items of $42 million. In the aggregate, these items had a net negative impact of $182 million on net income attributable to Yahoo! Inc., or $0.13 per both basic and diluted share, for the year ended December 31, 2008.

(4) Our net income attributable to Yahoo! Inc. for the year ended December 31, 2009 included a pre-tax gain of $67 million in connection with the sale of our Gmarket shares and a gain on the sale of our direct investment in Alibaba.com of $98 million. In addition, in the year ended December 31, 2009, we recorded net restructuring charges of $127 million related to our cost reduction initiatives. In the aggregate, these items had a net positive impact of $18 million on net income attributable to Yahoo! Inc., or $0.01 per both basic and diluted share, for the year ended December 31, 2009.

(5) Our revenue declined in 2010 due to the Search Agreement with Microsoft, which beginning during the fourth quarter of 2010 required a change in revenue presentation and a sharing of search revenue with Microsoft in transitioned markets. Our net income attributable to Yahoo! Inc. for the year ended December 31, 2010 included a pre-tax gain of $66 million in connection with the sale of Zimbra, Inc. and a pre-tax gain on the sale of HotJobs of $186 million. In addition, in the year ended December 31, 2010, we recorded net restructuring charges of $58 million related to our cost reduction initiatives. In the aggregate, these items had a net positive impact of $204 million on net income attributable to Yahoo! Inc., or $0.15 per both basic and diluted share, for the year ended December 31, 2010. In addition, in the year ended December 31, 2010, we recorded $43 million pre-tax for the reimbursement of transition costs incurred in 2009 related to the Search Agreement. See Note 18—"Search Agreement with Microsoft Corporation" in the Notes to the consolidated financial statements for additional information. Our income tax provision was also reduced by the effect of certain tax benefits as discussed in Note 15—"Income Taxes" in the Notes to the consolidated financial statements.

(6) Our revenue declined in 2011 due to the Search Agreement with Microsoft, which beginning during the fourth quarter of 2010 required a change in revenue presentation and a sharing of search revenue with Microsoft in transitioned markets. Our net income attributable to Yahoo! Inc. for the year ended December 31, 2011 included a non-cash gain of $25 million, net of tax related to the dilution of our ownership interest in Alibaba Group and a non-cash loss of $33 million related to impairments of assets held by Yahoo Japan. In addition, in the year ended December 31, 2011, we recorded net restructuring charges of $24 million related to our cost reduction initiatives. In the aggregate, these items had a net negative impact of $24 million on net income attributable to Yahoo! Inc., or $0.02 per both basic and diluted share, for the year ended December 31, 2011.

(7) Our net income attributable to Yahoo! Inc. for the year ended December 31, 2012 included a pre-tax gain of approximately $4.6 billion and an after-tax gain of $2.8 billion related to the sale to Alibaba Group of 523 million of our ordinary shares of Alibaba Group ("Shares"). See Note 8—"Investments in Equity Interests" in the Notes to the consolidated financial statements for additional information. In addition, in the year ended December 31, 2012, we recorded net restructuring charges of $236 million related to our cost reduction initiatives. In the aggregate, these items had a net positive impact of $2.6 billion on net income attributable to Yahoo! Inc., or $2.15 per basic share and $2.13 per diluted share, for the year ended December 31, 2012.

Consolidated Balance Sheets Data:

	December 31,				
	2008(1)	2009	2010	2011	2012(2)
			(In thousands)		
Cash and cash equivalents	$ 2,292,296	$ 1,275,430	$ 1,526,427	$ 1,562,390	$ 2,667,778
Marketable debt securities	$ 1,229,677	$ 3,242,574	$ 2,102,255	$ 967,527	$ 3,354,600
Alibaba Group Preference Shares	$ —	$ —	$ —	$ —	$ 816,261
Working capital	$ 3,040,483	$ 2,877,044	$ 2,719,676	$ 2,245,175	$ 4,362,481
Investments in equity interests	$ 3,177,445	$ 3,496,288	$ 4,011,889	$ 4,749,044	$ 2,840,157
Total assets	$13,689,848	$14,936,030	$14,928,104	$14,782,786	$17,103,253
Long-term liabilities	$ 715,872	$ 699,666	$ 705,822	$ 994,078	$ 1,207,418
Total Yahoo! Inc. stockholders' equity	$11,250,942	$12,493,320	$12,558,129	$12,541,067	$14,560,200

(1) During the year ended December 31, 2008, our $750 million of outstanding zero coupon senior convertible notes were converted into 36.6 million shares of Yahoo! common stock. During the year ended December 31, 2008, we received a $350 million, one-time payment from AT&T Inc., of which $129 million was recorded in short-term deferred revenue and $221 million was recorded in long-term deferred revenue.

(2) During the year ended December 31, 2012, we received $13.54 per Share, or approximately $7.1 billion in total consideration, for the 523 million Shares we sold to Alibaba Group. Approximately $6.3 billion of the

consideration was received in cash and $800 million was received in Alibaba Group Preference Shares. See Note 8—"Investments in Equity Interests" in the Notes to the consolidated financial statements for additional information.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Forward-Looking Statements

In addition to current and historical information, this Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future operations, prospects, potential products, services, developments, and business strategies. These statements can, in some cases, be identified by the use of terms such as "may," "will," "should," "could," "would," "intend," "expect," "plan," "anticipate," "believe," "estimate," "predict," "project," "potential," or "continue," the negative of such terms, or other comparable terminology. This Annual Report on Form 10-K includes, among others, forward-looking statements regarding our:

- expectations about revenue, including display, search, and other revenue;
- expectations about growth in users;
- expectations about operating expenses;
- anticipated capital expenditures;
- expectations about the implementation and the financial and operational impacts of our Search Agreement with Microsoft;
- impact of recent acquisitions on our business and evaluation of, and expectations for, possible acquisitions of, or investments in, businesses, products, intangible assets and technologies;
- projections and estimates with respect to our restructuring activities and changes to our organizational structure;
- expectations about the closure of our Korea business;
- expectations about the amount of unrecognized tax benefits, the adequacy of our existing tax reserves and future tax expenditures;
- expectations about positive cash flow generation and existing cash, cash equivalents, and investments being sufficient to meet normal operating requirements; and
- expectations regarding the outcome of legal proceedings in which we are involved, including the outcome of our efforts to overturn a judgment entered against us and one of our subsidiaries in a proceeding in Mexico.

These statements involve certain known and unknown risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, those listed in Part 1, Item 1A "Risk Factors" of this Annual Report on Form 10-K. We do not intend, and undertake no obligation, to update any of our forward-looking statements after the date of this Annual Report on Form 10-K to reflect actual results or future events or circumstances.

Overview

Yahoo! Inc., together with its consolidated subsidiaries ("Yahoo!," the "Company," "we," or "us"), is a global technology company focused on making the world's daily habits inspiring and entertaining. We provide a variety of products and services, many of them personalized, including search, content, and communications tools—all daily habits for hundreds of millions of users, on the Web and on mobile devices. We create value for advertisers and their brands by connecting them with targeted audiences of users through their daily habits. Advertisers can build their businesses through advertising to these targeted audiences on our online properties and services

(“Yahoo! Properties”), or through our distribution network of third party entities (“Affiliates”) who integrate our advertising offerings into their Websites or other offerings (those Websites and other offerings, “Affiliate sites”).

Our offerings to users on Yahoo! Properties currently fall into four categories: Yahoo.com; Communications; User-Generated Content; and Mobile & Emerging Products. The majority of our offerings are available in more than 45 languages and in 60 countries, regions, and territories. We manage and measure our business geographically, principally in the Americas, EMEA (Europe, Middle East, and Africa) and Asia Pacific.

In the following Management’s Discussion and Analysis, we provide information regarding the following areas:

- Key Financial Metrics;
- Non-GAAP Financial Measures;
- Significant Transactions;
- Results of Operations;
- Liquidity and Capital Resources;
- Critical Accounting Policies and Estimates; and
- Recent Accounting Pronouncements.

Key Financial Metrics

The key financial metrics we use are as follows: revenue; revenue less traffic acquisition costs (“TAC”), or revenue ex-TAC; income from operations; adjusted EBITDA; net income attributable to Yahoo! Inc.; net cash provided by (used in) operating activities; and free cash flow. Revenue ex-TAC, adjusted EBITDA and free cash flow are financial measures that are not defined in accordance with U.S. generally accepted accounting principles (“GAAP”). We use these non-GAAP financial measures for internal managerial purposes and to facilitate period-to-period comparisons. See “Non-GAAP Financial Measures” below for a description of, and limitations specific to, each of these non-GAAP financial measures.

	Years Ended December 31,		
	2010	2011	2012
	(dollars in thousands)		
Revenue	$6,324,651	$4,984,199	$4,986,566
Revenue ex-TAC	$4,588,228	$4,380,828	$4,467,660
Income from operations[1]	$ 772,524	$ 800,341	$ 566,368
Adjusted EBITDA	$1,710,355	$1,654,583	$1,698,839
Net income attributable to Yahoo! Inc	$1,231,663	$1,048,827	$3,945,479
Net cash provided by (used in) operating activities	$1,240,190	$1,323,806	$ (281,554)
Free cash flow[2]	$ 596,255	$ 725,801	$ (834,865)
[1] Includes:			
Stock-based compensation expense	$ 223,478	$ 203,958	$ 224,365
Restructuring charges, net	$ 57,957	$ 24,420	$ 236,170

[2] Excluding the impact of the cash taxes paid of $2.3 billion related to the Initial Repurchase described under “Significant Transactions” below, free cash flow for the year ended December 31, 2012 would have been $1.4 billion.

Revenue ex-TAC (a Non-GAAP financial measure)

	Years Ended December 31,			2010-2011 % Change	2011-2012 % Change
	2010	2011	2012		
	(dollars in thousands)				
Revenue	$6,324,651	$4,984,199	$4,986,566	(21)%	0%
Less: TAC	1,736,423	603,371	518,906	(65)%	(14)%
Revenue ex-TAC	$4,588,228	$4,380,828	$4,467,660	(5)%	2%

For the year ended December 31, 2012, revenue ex-TAC increased $87 million, or 2 percent, due to an increase in search revenue ex-TAC offset by a decline in display revenue ex-TAC.

For the year ended December 31, 2011, revenue ex-TAC declined $207 million, or 5 percent, due to a decline in search revenue ex-TAC.

Adjusted EBITDA (a Non-GAAP financial measure)

	Years Ended December 31,			2010-2011 % Change	2011-2012 % Change
	2010	2011	2012		
	(dollars in thousands)				
Net income attributable to Yahoo! Inc.	$1,231,663	$1,048,827	$ 3,945,479	(15)%	N/M
Costs associated with the Korea business and its closure	—	—	99,485	0%	100%
Deal-related costs related to the sale of Alibaba shares	—	—	6,500	0%	100%
Depreciation and amortization	656,396	625,864	649,267	(5)%	4%
Stock-based compensation expense	223,478	203,958	224,365	(9)%	10%
Restructuring charges, net, as adjusted[(1)]	57,957	24,420	152,742	(58)%	N/M
Other income, net	(297,869)	(27,175)	(4,647,839)	(91)%	N/M
Provision for income taxes	221,523	241,767	1,940,043	9%	N/M
Earnings in equity interests	(395,758)	(476,920)	(676,438)	21%	42%
Net income attributable to noncontrolling interests	12,965	13,842	5,123	7%	(63)%
Adjusted EBITDA	$1,710,355	$1,654,583	$ 1,698,727	(3)%	3%
Percentage of Revenue ex-TAC[(2)(3)]	37%	38%	38%		

N/M = Not Meaningful

(1) For the year ended December 31, 2012, this amount excludes the restructuring charges related to the Korea business and its closure of $83 million, which is included under Costs associated with the Korea business and its closure.

(2) Revenue ex-TAC is calculated as revenue less TAC.

(3) Net income attributable to Yahoo! Inc. as a percentage of revenue in 2010, 2011, and 2012 was 19 percent, 21 percent, and 79 percent, respectively.

For the year ended December 31, 2012, adjusted EBITDA increased $44 million, or 3 percent, compared to 2011, primarily due to an increase in Net Income attributable to Yahoo!. Excluding the impact of the Alibaba Group Initial Repurchase described under "Significant Transactions" below, the increase was primarily attributable to increased revenue in the Americas region and a decline in TAC in the EMEA region.

For the year ended December 31, 2011, adjusted EBITDA decreased $56 million, or 3 percent, compared to 2010, due to a decline in revenue year-over-year offset by a decline in operating costs. The decrease in revenue was primarily attributable to a decline in search revenue. The decline in operating costs year-over-year was attributable to a decline in search TAC resulting from the required change in revenue presentation for transitioned markets in the fourth quarter of 2010 due to the Search Agreement with Microsoft described under "Significant Transactions" below as we no longer incur search TAC for transitioned markets.

Free Cash Flow (a Non-GAAP financial measure)

	Years Ended December 31,		
	2010	**2011**	**2012**
	(dollars in thousands)		
Net cash provided by (used in) operating activities	$1,240,190	$1,323,806	$(281,554)
Acquisition of property and equipment, net	(714,078)	(593,294)	(505,507)
Dividends received from Yahoo Japan	(60,918)	(75,391)	(83,648)
Excess tax benefits from stock-based awards	131,061	70,680	35,844
Free cash flow(*)	$ 596,255	$ 725,801	$(834,865)

(*) Excluding the impact of the cash taxes paid of $2.3 billion related to the Initial Repurchase described under "Significant Transactions" below, free cash flow for the year ended December 31, 2012 would have been $1.4 billion.

For the year ended December 31, 2012, free cash flow decreased $1.6 billion, compared to 2011. Excluding the impact of the cash taxes paid of $2.3 billion related to the Initial Repurchase described under "Significant Transactions" below, free cash flow increased $705 million due to an increase in net cash provided by operating activities. Free cash flow for the year ended December 31, 2012 included a payment of $550 million from Alibaba Group in satisfaction of certain future royalty payments under the existing technology and intellectual property license agreement with Alibaba Group.

For the year ended December 31, 2011, free cash flow increased $130 million, or 22 percent, compared to 2010. The increase was primarily attributable to a decline in capital expenditures and an increase in net cash provided by operating activities.

Non-GAAP Financial Measures

Revenue ex-TAC. Revenue ex-TAC is a non-GAAP financial measure defined as GAAP revenue less TAC. TAC consists of payments made to Affiliates that have integrated our advertising offerings into their sites and payments made to companies that direct consumer and business traffic to Yahoo! Properties. Based on the terms of the Search Agreement with Microsoft described under "Significant Transactions" below, Microsoft retains a revenue share of 12 percent of the net (after TAC) search revenue generated on Yahoo! Properties and Affiliate sites in transitioned markets. We report the net revenue we receive under the Search Agreement as revenue and no longer present the associated TAC. Accordingly, for transitioned markets we report GAAP revenue associated with the Search Agreement on a net (after TAC) basis rather than a gross basis. For markets that have not yet transitioned, revenue continues to be recorded on a gross basis, and TAC is recorded as a part of operating expenses.

We present revenue ex-TAC to provide investors a metric used by us for evaluation and decision-making purposes during the Microsoft transition and to provide investors with comparable revenue numbers when comparing periods preceding, during and following the transition period. A limitation of revenue ex-TAC is that it is a measure which we have defined for internal and investor purposes that may be unique to us, and therefore it may not enhance the comparability of our results to other companies in our industry who have similar business arrangements but address the impact of TAC differently. Management compensates for these limitations by also relying on the comparable GAAP financial measures of revenue and total operating expenses, which include TAC in non-transitioned markets.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP financial measure defined as net income attributable to Yahoo! Inc. before taxes, depreciation, amortization of intangible assets, stock-based compensation expense, other income, net (which includes interest), earnings in equity interests, net income attributable to noncontrolling interests and certain gains, losses, and expenses that we do not believe are indicative of our ongoing results.

We present adjusted EBITDA because the exclusion of certain gains, losses, and expenses facilitates comparisons of the operating performance of our Company on a period to period basis. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation or as a substitute for results reported under GAAP. These limitations include: adjusted EBITDA does not reflect tax payments and such payments reflect a reduction in cash available to us; adjusted EBITDA does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our businesses; adjusted EBITDA does not include stock-based compensation expense related to our workforce; adjusted EBITDA also excludes other income, net (which includes interest), earnings in equity interests, net income attributable to noncontrolling interests and certain gains, losses, and expenses that we do not believe are indicative of our ongoing results, and these items may represent a reduction or increase in cash available to us. Adjusted EBITDA is a measure that may be unique to us, and therefore it may not enhance the comparability of our results to other companies in our industry. Management compensates for these limitations by also relying on the comparable GAAP financial measure of net income attributable to Yahoo! Inc., which includes taxes, depreciation, amortization, stock-based compensation expense, other income, net (which includes interest), earnings in equity interests, net income attributable to noncontrolling interests and the other gains, losses and expenses that are excluded from adjusted EBITDA.

Free Cash Flow. Free cash flow is a non-GAAP financial measure defined as net cash provided by (used in) operating activities (adjusted to include excess tax benefits from stock-based awards), less acquisition of property and equipment, net and dividends received from equity investees.

We consider free cash flow to be a liquidity measure which provides useful information to management and investors about the amount of cash generated by the business after the acquisition of property and equipment, which can then be used for strategic opportunities including, among others, investing in our business, making strategic acquisitions, strengthening the balance sheet, and repurchasing stock. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Management compensates for the limitation of free cash flow by also relying on the net change in cash and cash equivalents as presented in our consolidated statements of cash flows prepared in accordance with GAAP which incorporates all cash movements during the period.

Significant Transactions

Initial Repurchase of Alibaba Group Holding Limited Ordinary Shares

On September 18, 2012 (the "Repurchase Closing Date"), Alibaba Group Holding Limited ("Alibaba Group") repurchased (the "Initial Repurchase") 523 million of the 1,047 million ordinary shares of Alibaba Group ("Shares") owned by us. The Initial Repurchase was made pursuant to the terms of the Share Repurchase and Preference Share Sale Agreement entered into by Yahoo! Inc., Alibaba Group and Yahoo! Hong Kong Holdings Limited, a Hong Kong corporation and wholly-owned subsidiary of Yahoo! Inc. ("YHK") on May 20, 2012 (as amended on September 11, 2012, the "Repurchase Agreement"). We received $13.54 per Share, or approximately $7.1 billion in total consideration, for the 523 million Shares sold to Alibaba Group. Approximately $6.3 billion of the consideration was received in cash and $800 million was received in Alibaba Group preference shares (the "Alibaba Group Preference Shares"). This Initial Repurchase resulted in a pre-tax gain of approximately $4.6 billion for the year ended December 31, 2012 which is included in other income, net on our consolidated statements of income.

On the Repurchase Closing Date, Alibaba Group paid us $550 million in satisfaction of certain future royalty payments under our existing Technology and Intellectual Property License Agreement ("TIPLA") with Alibaba Group. In addition, certain existing contractual limitations on our ability to compete in the People's Republic of China were terminated.

Net cash proceeds after the payment of taxes and fees from the Initial Repurchase and the $550 million TIPLA payment were approximately $4.3 billion. We intend to return $3.65 billion of the after-tax proceeds to shareholders. This amount includes approximately $2.1 billion we returned to shareholders through share repurchases from May 20, 2012, the date we announced the Repurchase Agreement, through December 31, 2012.

At the time of an initial public offering of Alibaba Group meeting certain specified criteria ("Qualified IPO"), Yahoo! and YHK will sell, at Alibaba Group's election (either directly to Alibaba Group or in the Qualified IPO), up to an additional 261.5 million of our remaining Shares. If Shares are sold back to Alibaba Group in the Qualified IPO, the purchase price per Share will be equal to the per share price in the Qualified IPO less specified fees and underwriter discounts.

See Note 8—"Investments in Equity Interests" in the Notes to our consolidated financial statements for additional information.

Search Agreement with Microsoft Corporation

On December 4, 2009, we entered into a Search and Advertising Services and Sales Agreement (the "Search Agreement") with Microsoft Corporation ("Microsoft"), which provides for Microsoft to be the exclusive algorithmic and paid search services provider on Yahoo! Properties and non-exclusive provider of such services on Affiliate sites. We also entered into a License Agreement with Microsoft pursuant to which Microsoft acquired an exclusive 10-year license to our core search technology that it will be able to integrate into its existing Web search platforms. The global transition of our algorithmic and paid search platforms to Microsoft's platform and the migration of paid search advertisers and publishers to Microsoft's platform are being done on a market by market basis.

During the first five years of the Search Agreement, in transitioned markets we are entitled to receive 88 percent of the revenue generated from Microsoft's services on Yahoo! Properties. We are also entitled to receive 88 percent of the revenue generated from Microsoft's services on Affiliate sites after the Affiliate's share of revenue. In the transitioned markets, for search revenue generated from Microsoft's services on Yahoo! Properties and Affiliate sites, we report as revenue the 88 percent revenue share, as we are not the primary obligor in the arrangement with the advertisers and publishers. The underlying search advertising services are provided by Microsoft. For new Affiliates during the term of the Search Agreement, and for all Affiliates after the first five years of such term, we will receive 88 percent of the revenue generated from Microsoft's services on Affiliate sites after the Affiliate's share of revenue and certain Microsoft costs are deducted. On the fifth anniversary of the date of implementation of the Search Agreement, Microsoft will have the option to terminate our sales exclusivity for premium search advertisers. If Microsoft exercises its option, the Revenue Share Rate will increase to 93 percent for the remainder of the term of the Search Agreement, unless we exercise our option to retain our sales exclusivity, in which case the Revenue Share Rate would be reduced to 83 percent for the remainder of the term. If Microsoft does not exercise such option, the Revenue Share Rate will be 90 percent for the remainder of the term of the Search Agreement.

Under the Search Agreement, for each market, Microsoft generally guarantees Yahoo!'s revenue per search ("RPS Guarantee") on Yahoo! Properties only for 18 months after the transition of paid search services to Microsoft's platform in that market. In the fourth quarter of 2011, Microsoft agreed to extend the RPS Guarantee in the U.S. and Canada through March 31, 2013. The RPS Guarantee is calculated based on the difference in revenue per search between the pre-transition and post-transition periods and certain other factors. We record the RPS Guarantee as search revenue in the quarter the amount becomes fixed, which is typically the quarter in which the associated shortfall in revenue per search occurred. If the RPS Guarantee in the U.S. and Canada is not renewed prior to its expiration on March 31, 2013, we currently anticipate that our revenue, cash flows and income will be negatively impacted.

Under the Search Agreement, Microsoft agreed to reimburse us for certain transition costs up to an aggregate total of $150 million during the first three years of the Search Agreement. During the third quarter of 2011, our cumulative transition costs exceeded Microsoft's $150 million reimbursement cap under the Search Agreement. Transition costs we incur in excess of the $150 million reimbursement cap are not subject to reimbursement. Our results for the year ended December 31, 2011 reflect transition cost reimbursements from Microsoft under the Search Agreement of $26 million. During the year ended December 31, 2010, we recorded transition cost reimbursements from Microsoft under the Search Agreement of $81 million. During the year ended December 31, 2010, we also recorded reimbursements of $43 million for transition costs incurred in 2009. The 2009 transition cost reimbursements were recorded in the first quarter of 2010 after regulatory clearance in the U.S. and Europe was received, implementation of the Search Agreement commenced, and Microsoft became obligated to make such payments.

From February 23, 2010 until the applicable services are fully transitioned to Microsoft in all markets, Microsoft will also reimburse us for the costs of operating algorithmic and paid search services subject to specified exclusions and limitations. Our results reflect search operating cost reimbursements from Microsoft under the Search Agreement of $67 million, $212 million, and $268 million for the years ended December 31, 2012, 2011, and 2010, respectively. Search operating cost reimbursements are expected to decline as we fully transition all markets and, in the long term, the underlying expenses are not expected to be incurred under our cost structure.

We completed the transition of our algorithmic and paid search platforms to the Microsoft platform in the U.S. and Canada in the fourth quarter of 2010. In 2011, we completed the transition of algorithmic search in all other markets and the transition of paid search in India. In 2012, we completed the transition of paid search in most of the EMEA markets as well as six markets in Latin America. We are continuing to work with Microsoft on transitioning paid search in the remaining markets. The market-by-market transition of our paid search platform to Microsoft's platform and the migration of paid search advertisers and publishers to Microsoft's platform are expected to continue through 2013, and possibly into 2014.

In the year ended December 31, 2010, $17 million was recorded for reimbursements for employee retention costs incurred in 2010, and $5 million for employee retention costs incurred in 2009. These employee retention cost reimbursements are separate from and in addition to the $150 million of transition cost reimbursement payments and the search operating cost reimbursements.

We record receivables for the reimbursements as costs are incurred and apply them against the operating expense categories in which the costs were incurred. Of the total amounts incurred during the year ended December 31, 2011, total reimbursements of $16 million not yet received from Microsoft were classified as part of prepaid expenses and other current assets on our consolidated balance sheets as of December 31, 2011. Of the total amounts incurred during the year ended December 31, 2012, the total reimbursements not yet received from Microsoft of $5 million were classified as part of prepaid expenses and other current assets on our consolidated balance sheets as of December 31, 2012.

See Note 18—"Search Agreement with Microsoft Corporation" in the Notes to our consolidated financial statements for additional information.

Results of Operations

	Years Ended December 31,			2010-2011 % Change	2011-2012 % Change
	2010	2011	2012		
	(dollars in thousands)				
Revenue for groups of similar services:					
Display	$2,154,886	$2,160,309	$2,142,818	0%	(1)%
Search	3,161,589	1,853,110	1,885,860	(41)%	2%
Other	1,008,176	970,780	957,888	(4)%	(1)%
Total revenue	$6,324,651	$4,984,199	$4,986,566	(21)%	0%
Cost of revenue—TAC	1,736,423	603,371	518,906	(65)%	(14)%
Cost of revenue—other	945,651	983,626	1,101,660	4%	12%
Sales and marketing	1,263,992	1,122,193	1,101,572	(11)%	(2)%
Product development	1,028,716	919,368	885,824	(11)%	(4)%
General and administrative	487,762	497,288	540,247	2%	9%
Amortization of intangibles	31,626	33,592	35,819	6%	7%
Restructuring charges, net	57,957	24,420	236,170	58%	N/M
Total operating expenses	$5,552,127	$4,183,858	$4,420,198	(25)%	6%
Income from operations	$ 772,524	$ 800,341	$ 566,368	4%	(29)%
Includes:					
Stock-based compensation expense	$ 223,478	$ 203,958	$ 224,365	(9)%	10%
Costs associated with the Korea business and its closure	$ —	$ —	$ 99,485	0%	100%

N/M = Not Meaningful

Management Reporting

We continue to manage our business geographically. The primary areas of measurement and decision making are currently the Americas, EMEA and Asia Pacific. Management relies on an internal reporting process that provides revenue ex-TAC, direct costs excluding TAC by segment, and consolidated income from operations for making decisions related to the evaluation of the financial performance of, and allocating resources to, our segments.

	Years Ended December 31,			2010-2011 % Change	2011-2012 % Change
	2010	2011	2012		
	(dollars in thousands)				
Revenue by segment:					
Americas	$4,425,457	$3,302,989	$3,461,633	(25)%	5%
EMEA	579,145	629,383	472,061	9%	(25)%
Asia Pacific	1,320,049	1,051,827	1,052,872	(20)%	0%
Total revenue	$6,324,651	$4,984,199	$4,986,566	(21)%	0%
TAC by segment:					
Americas	$ 957,608	$ 160,110	$ 182,511	(83)%	14%
EMEA	210,261	221,916	114,230	6%	(49)%
Asia Pacific	568,554	221,345	222,165	(61)%	0%
Total TAC	$1,736,423	$ 603,371	$ 518,906	(65)%	(14)%
Revenue ex-TAC by segment:					
Americas	$3,467,849	$3,142,879	$3,279,122	(9)%	4%
EMEA	368,884	407,467	357,831	10%	(12)%
Asia Pacific	751,495	830,482	830,707	11%	0%
Total revenue ex-TAC	$4,588,228	$4,380,828	$4,467,660	(5)%	2%
Direct costs by segment[1]:					
Americas	704,858	696,103	733,316	(1)%	5%
EMEA	149,594	165,750	161,990	11%	(2)%
Asia Pacific	175,589	225,417	224,114	28%	(1)%
Global operating costs[2][3]	1,847,832	1,638,975	1,672,070	(11)%	2%
Depreciation and amortization	656,396	625,864	649,267	(5)%	4%
Stock-based compensation expense	223,478	203,958	224,365	(9)%	10%
Restructuring charges, net	57,957	24,420	236,170	(58)%	N/M
Income from operations	$ 772,524	$ 800,341	$ 566,368	4%	(29)%

N/M = Not Meaningful

(1) Direct costs for each segment include cost of revenue—other, as well as other operating expenses that are directly attributable to the segment such as employee compensation expense (excluding stock-based compensation expense), local sales and marketing expenses, and facilities expenses. Beginning in 2012, marketing and customer advocacy costs are managed locally and included as direct costs for each segment. Prior period amounts have been revised to conform to the current presentation.

(2) Global operating costs include product development, service engineering and operations, general and administrative, and other corporate expenses that are managed on a global basis and that are not directly attributable to any particular segment. Prior to 2012, marketing and customer advocacy costs were managed on a global basis and included as global operating costs. Prior period amounts have been revised to conform to the current presentation.

(3) The net cost reimbursements from Microsoft pursuant to the Search Agreement are primarily included in global operating costs. Operating costs and expenses consist of cost of revenue—TAC; cost of revenue—other; sales and marketing, product development; general and administrative; amortization of intangible

assets; and restructuring charges, net. Cost of revenue—other consists of bandwidth costs and other expenses associated with the production and usage of Yahoo! Properties, including amortization of acquired intellectual property rights and developed technology.

Revenue

We generate revenue principally from display advertising on Yahoo! Properties and some Affiliate sites and from search advertising on Yahoo! Properties and Affiliate sites. Additionally, we generate revenue from other sources including listings-based services, facilitating commercial transactions, royalties, and consumer and business fee-based services.

Display revenue is generated from the display of graphical advertisements ("display advertising"). We earn revenue from guaranteed or "premium" display advertising by delivering advertisements according to advertisers' specified criteria, such as number of impressions during a fixed period on a specific placement. Also, we earn revenue from non-guaranteed or "non-premium" display advertising by delivering advertisements for advertisers purchasing inventory on a preemptible basis, which means that the advertisement may or may not appear, inventory is not reserved and position placement is not assured. Generally, we make our non-guaranteed display inventory available through the Right Media Exchange.

We recognize revenue from display advertising on Yahoo! Properties and Affiliate sites as impressions are delivered. Impressions are delivered when a sold advertisement appears in pages viewed by users. Arrangements for these services generally have terms of up to one year, and in some cases the terms may be up to three years. For display advertising on Affiliate sites, we pay TAC to Affiliates for the revenue generated from the display of these advertisements on the Affiliate sites. The display revenue derived from these arrangements that involve traffic supplied by Affiliates is reported on a gross basis including TAC paid to Affiliates as we are the primary obligor to the advertisers who are the customers of the display advertising service.

Search revenue is generated from the placement of links to advertisers' Websites ("search advertising"). We recognize revenue from search advertising on Yahoo! Properties and Affiliate sites. Search revenue is recognized based on Paid Clicks. A Paid Click occurs when an end-user clicks on a sponsored listing on Yahoo! Properties or Affiliate sites for which an advertiser pays on a per click basis. Under the Search Agreement with Microsoft, in the transitioned markets, we report as revenue our 88 percent revenue share as we are not the primary obligor in the arrangement with the advertisers. See "Significant Transactions—Search Agreement with Microsoft Corporation" above for a description of our Search Agreement with Microsoft. In non-transitioned markets, we pay Affiliates TAC for the revenue generated from the search advertisements on the Affiliates' Websites. The revenue derived from these arrangements is reported on a gross basis including TAC paid to Affiliates, as we continue to be the primary obligor to the advertisers in non-transitioned markets and record the related revenue as it is earned. We also generate search revenue from a revenue sharing arrangement with Yahoo Japan for search technology and services.

Other revenue includes listings-based services revenue, transaction revenue, royalties, and fees revenue. Listings-based services revenue is generated from a variety of consumer and business listings-based services, including classified advertising such as Yahoo! Autos and other services. We recognize listings-based services revenue when the services are performed. Transaction revenue is generated from facilitating commercial transactions through Yahoo! Properties, principally from Yahoo! Small Business, Yahoo! Travel, and Yahoo! Shopping. We recognize transaction revenue when there is evidence that qualifying transactions have occurred. We also receive royalties from joint venture partners that are recognized when earned. Fees revenue consists of revenue generated from a variety of consumer and business fee-based services as well as services for small businesses. We recognize fees revenue when the services are performed.

Display and Search Metrics. We present information below regarding the "Number of Ads Sold" and "Price-per-Ad" for display and the number of "Paid Clicks" and "Price-per-Click" for search. This information is derived

from internal data. We periodically review and refine our methodologies for monitoring, gathering, and counting Numbers of Ads Sold and Paid Clicks. Based on this process, from time to time we update such methodologies.

"Number of Ads Sold" is defined as the total number of ads displayed, or impressions, for paying advertisers on Yahoo! Properties. "Price-per-Ad" is defined as display revenue from Yahoo! Properties divided by our Number of Ads Sold. Our price and volume metrics for display are based on display revenue which we report on a gross basis including TAC. Our price and volume metrics for display exclude both the Number of Ads Sold and the related revenue for certain regions where we did not retain historical information in a manner that would support period-to-period comparison on these metrics. The countries and regions included in our display metrics are: the United States, the United Kingdom, France, Germany, Spain, Italy, Taiwan, Hong Kong, Southeast Asia, and India.

"Paid Clicks" are defined as the total number of times an end-user clicks on a sponsored listing on Yahoo! Properties and Affiliate sites for which an advertiser pays on a per click basis. "Price-per-Click" is defined as search revenue divided by our Paid Clicks. Although Paid Clicks and Price-per-Click are predominantly search metrics, we include Paid Clicks and the related revenue from certain display advertisements that are sold on a price-per-click basis. The revenue associated with display Paid Clicks is not material and is excluded from our display price volume metrics. Our price and volume metrics for search are based on gross search revenue in all markets in which we operate, including TAC and any Microsoft RPS guarantee payments.

Display Revenue

Display revenue for the year ended December 31, 2012 decreased by 1 percent, compared to 2011. This decrease can be attributed to a decline in display revenue on Yahoo! Properties in the EMEA region.

For the year ended December 31, 2012, Number of Ads Sold decreased 13 percent and Price-per-Ad increased 11 percent, compared to 2011. The decrease in Number of Ads Sold year-over-year was attributable to a decline in Number of Ads Sold on Yahoo! Properties in the Americas and Asia Pacific regions. The increase in Price-per-Ad was due to a change in the mix of our ads sold.

Display revenue for the year ended December 31, 2011 remained flat compared to 2010, due to growth in guaranteed and non-guaranteed advertising in the EMEA and Asia Pacific regions and increases in non-guaranteed advertising in the Americas region offset by declines in the Americas region in guaranteed advertising.

For the year ended December 31, 2011, Number of Ads Sold was flat and Price-per-Ad increased 2 percent, compared to 2010. The Number of Ads Sold remained flat year-over-year due to growth in the Number of Ads Sold on Yahoo! Properties in the Asia Pacific and EMEA regions offset by a decline in the Americas region. The Increase in Price-per-Ad was driven by guaranteed and non-guaranteed advertising in the EMEA region and by a change in the mix of our ads sold in the Americas region.

Search Revenue

Search revenue for the year ended December 31, 2012 increased by 2 percent compared to 2011. Search revenue increased due to increased search revenue in the Americas region which resulted from an increase in sponsored searches on Yahoo! Properties, as well as higher revenue per search. The increase was partially offset by decreased search revenue in the EMEA region and other markets due to the required change in revenue presentation for transitioned markets from a gross to a net (after TAC) basis.

For the year ended December 31, 2012, Paid Clicks and Price-per-Click increased 7 percent and 1 percent, respectively, compared to 2011. The increase in Paid Clicks was primarily attributable to the optimization of the user interface. The increase in Price-per-Click was due to a change in the mix of Paid Clicks on our sponsored listings.

Search revenue for the year ended December 31, 2011 decreased by 41 percent, compared to 2010. Search revenue decreased primarily due to the required change in revenue presentation for transitioned markets from a gross to a net (after TAC) basis, which began in the fourth quarter of 2010, the associated revenue share with Microsoft for the U.S. and Canada, and the loss of an Affiliate in the Asia Pacific region.

For the year ended December 31, 2011, Paid Clicks decreased 25 percent and Price-per-Click increased 6 percent, compared to 2010. The decrease in Paid Clicks and increase in Price-per-Click was primarily attributable to the transition to Microsoft's platform due to differences in the ad serving platform.

Other Revenue

Other revenue for the year ended December 31, 2012 decreased by 1 percent, compared to 2011. There was a decrease in fees revenue from certain of our broadband access partnerships and a decline in listings revenue in the Americas region. This decrease was partially offset by an increase in the Americas region due to new and amended partner deals, as well as an increase in royalty revenue resulting from the amended TIPLA agreement.

Other revenue for the year ended December 31, 2011 decreased by 4 percent, compared to 2010. The decrease was attributable to changes in certain of our broadband access partnerships, our shift from a fee-paying user structure to other fee structures, and to the divestiture of certain business lines during the year ended December 31, 2010. In addition, revenue from other premium services declined year-over-year as we continue to outsource various offerings to commercial partners.

Revenue ex-TAC by segment

Americas

Americas revenue ex-TAC for the year ended December 31, 2012 increased $136 million, or 4 percent, compared to 2011. Our year-over-year increase in Americas revenue ex-TAC was primarily attributable to increased search revenue ex-TAC from increases in sponsored search on Yahoo! Properties, which was partially offset by a decline in display revenue ex-TAC.

Americas revenue ex-TAC for the year ended December 31, 2011 decreased $325 million, or 9 percent, compared to 2010. Search revenue ex-TAC decreased year-over-year due to the revenue share with Microsoft associated with the Search Agreement as well as declines in our Affiliate search revenue as a result of the Microsoft transition. Display revenue ex-TAC decreased year-over-year due to declines in guaranteed advertising. Other revenue decreased year-over-year due to changes in certain of our broadband access partnerships, a shift from a fee-paying user structure to other fee structures, and the divestiture of certain business lines during the year ended December 31, 2010.

Revenue ex-TAC in the Americas accounted for approximately 73 percent of total revenue ex-TAC for the year ended December 31, 2012, compared to 72 percent and 76 percent in 2011 and 2010, respectively.

EMEA

EMEA revenue ex-TAC for the year ended December 31, 2012 decreased $50 million, or 12 percent, compared to 2011. The year-over-year declines in EMEA revenue ex-TAC were primarily related to decreased search and display revenue ex-TAC. Search revenue ex-TAC declined due to the revenue share with Microsoft associated with the Search Agreement. Display revenue ex-TAC on Yahoo! Properties also declined due to a decrease in guaranteed advertising related to a decline in supply which was partially offset by increased pricing.

EMEA revenue ex-TAC for the year ended December 31, 2011 increased $39 million, or 10 percent, compared to 2010. Our year-over-year increase in revenue ex-TAC was primarily driven by increases in our display advertising business and the favorable effects of foreign currency exchange rate fluctuations.

Revenue ex-TAC in EMEA accounted for approximately 8 percent of total revenue ex-TAC for the year ended December 31, 2012, compared to 9 percent and 8 percent in 2011 and 2010, respectively.

Asia Pacific

Asia Pacific revenue ex-TAC for year ended December 31, 2012 was flat compared to 2011 due to an increase in display revenue ex-TAC offset by a decline in search revenue ex-TAC.

Asia Pacific revenue ex-TAC for the year ended December 31, 2011 increased $79 million, or 11 percent, compared to 2010. The increase in Asia Pacific revenue ex-TAC was primarily driven by an increase in our display advertising business, fee-based services and the favorable effects of foreign currency exchange rate fluctuations.

Revenue ex-TAC in Asia Pacific accounted for approximately 19 percent of total revenue ex-TAC for the year ended December 31, 2012, compared to 19 percent and 16 percent in 2011 and 2010, respectively.

Direct Costs by Segment

Americas

For the year ended December 31, 2012, direct costs attributable to the Americas segment increased $37 million, or 5 percent, compared to 2011. The increase in direct costs was primarily due to higher compensation and content costs partially offset by lower marketing costs and bandwidth and other cost of revenue.

For the year ended December 31, 2011, direct costs attributable to the Americas segment decreased $9 million, or 1 percent, compared to 2010. The decrease was primarily due to lower compensation and marketing costs partially offset slightly by higher content costs.

EMEA

For the year ended December 31, 2012, direct costs attributable to the EMEA segment decreased $4 million, or 2 percent, compared to 2011. The decline was primarily due to decreased compensation costs and marketing expenses in the region. This was partially offset by increased content costs in the region.

For the year ended December 31, 2011, direct costs attributable to the EMEA segment increased $16 million, or 11 percent, compared to 2010. The increase was primarily due to higher compensation costs driven by higher headcount and an increase in content costs.

Asia Pacific

For year ended December 31, 2012, direct costs attributable to the Asia Pacific segment decreased $1 million, or 1 percent, compared to 2011. The decrease was primarily due to decreased marketing expenses offset by higher bandwidth and other cost of revenue.

For the year ended December 31, 2011, direct costs attributable to the Asia Pacific segment increased $50 million, or 28 percent, compared to 2010. The increase was primarily due to higher compensation costs driven by higher headcount and an increase in bandwidth and other cost of revenue.

Operating costs and expenses

Traffic Acquisition Costs for Non-transitioned Search Markets and All Display Markets

TAC consists of payments made to third-party entities that have integrated our advertising offerings into their Websites or other offerings and payments made to companies that direct consumer and business traffic to Yahoo! Properties. We enter into agreements of varying duration that involve TAC. There are generally two economic structures of the Affiliate agreements: fixed payments based on a guaranteed minimum amount of traffic delivered, which often carry reciprocal performance guarantees from the Affiliate, or variable payments based on a percentage of our revenue or based on a certain metric, such as number of searches or paid clicks. We expense TAC under two different methods. Agreements with fixed payments are expensed ratably over the term the fixed payment covers, and agreements based on a percentage of revenue, number of searches, or other metrics are expensed based on the volume of the underlying activity or revenue multiplied by the agreed-upon price or rate.

TAC for the year ended December 31, 2012 decreased $84 million, or 14 percent, compared to 2011. The decrease for the year ended December 31, 2012, compared to 2011, was primarily attributable to the required change in the presentation of TAC in EMEA associated with the transition of paid search in the EMEA region to Microsoft's search platform. This decline was partially offset by an increase in display TAC in the Americas region resulting from an acquisition we completed in the fourth quarter of 2011.

TAC for the year ended December 31, 2011 decreased $1.1 billion, or 65 percent, compared to 2010. The decrease for the year ended December 31, 2011, compared to 2010, was primarily due to the required change in the presentation of TAC in the fourth quarter of 2010 due to the Search Agreement with Microsoft as we no longer incur TAC for transitioned markets. In addition, the decrease in TAC for the year ended December 31, 2011, compared to 2010, was due to the loss of an Affiliate in the Asia Pacific region in late 2010.

Cost of Revenue—Other

Cost of revenue—other consists of bandwidth costs, and other expenses associated with the production and usage of Yahoo! Properties, including amortization of acquired intellectual property rights and developed technology. Cost of revenue—other also includes costs for Yahoo!'s technology platforms and infrastructure, including depreciation expense and other operating costs, directly related to revenue generating activities.

Cost of revenue—other increased $118 million, or 12 percent, for the year ended December 31, 2012, compared to 2011. The increase for the year ended December 31, 2012, compared to 2011, was primarily attributable to increases of $67 million in bandwidth costs, $38 million in content costs, and $10 million in incremental depreciation of server equipment.

Cost of revenue—other increased $38 million, or 4 percent, for the year ended December 31, 2011, compared to 2010. The increase for the year ended December 31, 2011, compared to 2010, was due to increased bandwidth costs.

Sales and Marketing

Sales and marketing expenses consist primarily of advertising and other marketing-related expenses, compensation-related expenses (including stock-based compensation expense), sales commissions, and travel costs.

Sales and marketing expenses for the year ended December 31, 2012 decreased $21 million, or 2 percent, as compared to 2011. The year-over-year decrease was primarily due to a decline in marketing and public relations expenses as well as a decline in third-party service provider expenses. This was offset by higher salaries of $29 million and higher stock-based compensation expense of $14 million in the sales and marketing function. The increase in salaries was due to higher sales commissions. The increase in stock-based compensation expense was due primarily to increased award grants and vesting accelerations upon executive terminations.

Sales and marketing expenses for the year ended December 31, 2011 decreased $142 million, or 11 percent, as compared to 2010. The year-over-year decrease was primarily due to decreased marketing-related expenses. Marketing-related expenses decreased during the year ended December 31, 2011, compared to 2010, due to the launch of various 2010 marketing campaigns, including our global branding campaign, for which there were no similar campaigns in 2011. The decrease in the sales and marketing function was also attributable to a decline in both sales commissions and third-party service provider expenses.

Product Development

Product development expenses consist primarily of compensation-related expenses (including stock-based compensation expense) incurred for the development of, enhancements to and maintenance of Yahoo! Properties, classification and organization of listings within Yahoo! Properties, research and development, and Yahoo!'s technology platforms and infrastructure. Depreciation expense and other operating costs are also included in product development.

Product development expenses for the year ended December 31, 2012 decreased $34 million, or 4 percent, as compared to 2011. For the year ended December 31, 2012, the decline was primarily attributable to a decline in salaries of $22 million and a decline in stock based compensation expense of $10 million in the product development function as a result of reduced headcount related to the Q2'12 Restructuring Plan described below.

Product development expenses for the year ended December 31, 2011 decreased $109 million, or 11 percent, as compared to 2010. The decrease in product development expenses was primarily due to decreased stock-based compensation expense and the capitalization of otherwise expensed compensation costs in product development associated with increased efforts in the development of our technology platform and specific products. The decrease in stock-based compensation expense was primarily due to increased cancellations for stock options and increased forfeitures for stock-based awards in the year ended December 31, 2011, compared to 2010.

General and Administrative

General and administrative expenses consist primarily of compensation-related expenses (including stock-based compensation expense) related to other corporate departments and fees for professional services.

General and administrative expenses for the year ended December 31, 2012 increased $43 million, or 9 percent, as compared to 2011. The increase in the general and administrative function was due to increases of $16 million in professional services expense, $19 million in legal costs associated with the closure of our Korea business, and $12 million in stock-based compensation expense primarily due to vesting accelerations upon executive terminations.

General and administrative expenses for the year ended December 31, 2011 increased $10 million, or 2 percent, as compared to 2010. The increase was primarily due to increases in stock-based compensation expense, professional services expense, and travel and entertainment expense for the year ended December 31, 2011, compared to the prior year.

Amortization of Intangibles

We have purchased, and expect to continue purchasing, assets and/or businesses, which may include the purchase of intangible assets. Amortization of developed technology and acquired intellectual property rights is included in the cost of revenue and not in amortization of intangibles.

Amortization of intangibles for the year ended December 31, 2012 increased $2 million, or 7 percent, as compared to 2011. The year-over-year increase in amortization of intangibles from 2012 to 2011 was primarily driven by the inclusion of intangibles related to an acquisition in the fourth quarter of 2011. This is offset by a decrease in amortization expense for fully amortized assets acquired in prior years.

Amortization of intangibles for the year ended December 31, 2011 increased $2 million, or 6 percent, as compared to 2010. The year-over-year increase in amortization of intangibles from 2011 to 2010 was primarily driven by additional amortization expense incurred due to the inclusion of intangibles related to an acquisition in the fourth quarter of 2011.

Restructuring Charges, Net. For the years ended December 31, 2010, 2011, and 2012, restructuring charges, net was comprised of the following (dollars in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012			
	Restructuring Plans Prior to 2012	Restructuring Plans Prior to 2012	Restructuring Plans Prior to 2012	Q2'12 Restructuring Plan	Q4'12 Korea Business Closure	Total
Employee severance pay and related costs	$39,652	$12,965	$1,169	$ 96,537	$ 4,998	$102,704
Non-cancelable lease, contract terminations, and other charges	19,737	10,251	8,462	9,541	8,996	26,999
Other non-cash charges, net	2,779	990	—	40,462	69,434	109,896
Sub-total before (reversals) accelerations of stock-based compensation expense	62,168	24,206	9,631	146,540	83,428	239,599
(Reversals) accelerations of stock-based compensation expense	(4,211)	214	—	(3,429)	—	(3,429)
Restructuring charges, net	$57,957	$24,420	$9,631	$143,111	$83,428	$236,170

Restructuring Plans Prior to 2012. Prior to 2012, we implemented workforce reductions, a strategic realignment, and consolidation of certain real estate facilities and data centers to reduce our cost structure, align resources with our product strategy and improve efficiency. During the year ended December 31, 2010, we incurred total pre-tax cash charges of $59 million in severance, facility and other related costs, net of reversal for adjustments to original estimates totaling $9 million. In addition to the pre-tax cash charges, we recorded a non-cash charge of $3 million related to asset impairment and a $4 million credit related to non-cash stock-based compensation expense reversals for unvested stock awards that were forfeited. Of the $58 million in restructuring charges, net, recorded in the year ended December 31, 2010, $39 million related to the Americas segment, $17 million related to the EMEA segment and $2 million related to the Asia Pacific segment. During the year ended December 31, 2011, we incurred total pre-tax cash charges of $23 million in severance, facility and other related costs, net of reversal for adjustments to original estimates totaling $12 million. In addition to the pre-tax cash charges, we recorded a non-cash charge of $1 million related to asset impairment. Of the $24 million in restructuring charges, net recorded in the year ended December 31, 2011, $22 million related to the Americas segment, $1 million related to the EMEA segment and $1 million related to the Asia Pacific segment.

During the year ended December 31, 2012, we recorded total pre-tax cash charges of $10 million in severance, facility, and other related costs, net of reversal for adjustments to original estimates totaling $5 million. The majority of the $10 million in restructuring charges, net recorded in the year ended December 31, 2012, related to the Americas segment.

As of December 31, 2012, the aggregate outstanding restructuring liability related to the Restructuring Plans Prior to 2012 was $28 million, most of which relates to non-cancelable lease costs that we expect to pay over the terms of the related obligations, which extend to the second quarter of 2017.

Q2'12 Restructuring Plan. During the second quarter of 2012, we began implementing the Q2'12 Restructuring Plan to reduce our worldwide workforce by approximately 2,000 employees and to consolidate certain real estate and data center facilities. During the year ended December 31, 2012, we recorded total pre-tax cash charges of $139 million in severance and facility related costs and $40 million in non-cash facility and other asset impairment charges. The total pre-tax charges were offset by changes to original estimates of $33 million in severance related costs recognized throughout 2012, primarily as a result of redeployments and voluntary resignations of employees prior to their planned severance dates and a $3 million credit related to non-cash stock-based compensation expense reversals for unvested stock awards that were forfeited. Of the $143 million in restructuring charges, net recorded in the year ended December 31, 2012, $93 million related to the Americas segment, $46 million related to the EMEA segment, and $4 million related to Asia Pacific segment.

As of December 31, 2012, the aggregate outstanding restructuring liability related to the Q2'12 Restructuring Plan was $35 million, most of which relates to severance-related costs that we expect to be substantially paid by the fourth quarter of 2013. The remaining liability relates to non-cancelable lease costs that we expect to pay over the terms of the related obligations, which extend to the fourth quarter of 2021.

Q4'12 Korea Business Closure. During the fourth quarter of 2012, we decided to close our Korea business to streamline our operations and focus our resources. During the year ended December 31, 2012, we incurred total pre-tax cash charges of $13 million in severance and contract termination costs. In addition to the pre-tax cash charges, we recorded a non-cash charge of $86 million related to goodwill and other asset impairments and a non-cash credit of approximately $16 million related to the reversal of previously recorded cumulative foreign currency translation adjustment. As a result, we recorded a net $83 million in restructuring charges, which all related to the Asia Pacific segment, for the year ended December 31, 2012.

As of December 31, 2012, the aggregate outstanding restructuring liability related to the Q4'12 Korea Business Closure was $10 million, most of which relates to contract termination costs that we expect to be substantially paid by the second quarter of 2013.

See Note 14—"Restructuring charges, net" in the Notes to our consolidated financial statements for additional information.

Other Income, Net. Other income, net was as follows (dollars in thousands):

	Years Ended December 31,			2010-2011	2011-2012
	2010	**2011**	**2012**	**Dollar Change**	**Dollar Change**
Interest and investment income	$ 23,062	$18,920	$ 41,673	$ (4,142)	$ 22,753
Gain on sale of Zimbra, Inc.	66,130	—	—	(66,130)	—
Gain on sale of HotJobs	186,345	—	—	(186,345)	—
Gain related to the sale of Alibaba Group Shares	—	—	4,603,322	—	4,603,322
Other	22,332	8,255	2,844	(14,077)	(5,411)
Total other income, net	$297,869	$27,175	$4,647,839	$(270,694)	$4,620,664

Interest and investment income consists of income earned from cash in bank accounts, investments made in marketable debt securities, money market funds, and dividend income on the Alibaba Group Preference Shares.

In February 2010, we sold Zimbra, Inc., for net proceeds of $100 million and recorded a pre-tax gain of $66 million. In August 2010, we sold HotJobs for net proceeds of $225 million and recorded a pre-tax gain of $186 million. In September 2012, we recorded a pre-tax gain of approximately $4.6 billion related to the sale of Alibaba Group Shares. See Note 8—"Investments in Equity Interests" for additional information.

Other consists of gains and losses from sales or impairments of marketable debt securities and/or investments in privately held companies, foreign exchange gains and losses due to re-measurement of monetary assets and liabilities denominated in non-functional currencies, foreign exchange gains and losses on balance sheet hedges, and other non-operating items.

Other income, net may fluctuate in future periods due to changes in our average investment balances, changes in interest and foreign exchange rates, changes in the fair value of foreign currency forward contracts, realized gains and losses on investments, and impairments of investments.

Income Taxes. The provision for income taxes for the year ended December 31, 2012 differs from the amount computed by applying the federal statutory income tax rate to income before provision for income taxes and earnings in equity interests as follows (dollars in thousands):

	Years Ended December 31,					
	2010	(*)	2011	(*)	2012	(*)
Income tax at the U.S. federal statutory rate of 35 percent	$ 374,638	35%	$289,630	35%	$1,824,973	35%
State income taxes, net of federal benefit	54,268	5%	4,627	1%	237,637	5%
Change in valuation allowance	(1,315)	—	(5,975)	(1)%	(82)	—
Stock-based compensation expense	4,404	—	18,213	2%	17,703	—
Research tax credits	(10,345)	(1)%	(10,499)	(1)%	—	—
Effect of non-U.S. operations	(17,344)	(2)%	(42,806)	(5)%	(135,753)	(3)%
Resolution with tax authorities	(159,168)	(14)%	(14,685)	(2)%	(4,711)	—
Tax gain in excess of book gain from sales of Zimbra, Inc. and HotJobs due to basis differences	23,184	2%	—	—	—	—
Tax restructuring	(43,361)	(4)%	—	—	—	—
Other	(3,438)	—	3,262	—	276	—
Provision for income taxes	$ 221,523	21%	$241,767	29%	$1,940,043	37%

(*) Percent of income before income taxes and earnings in equity interests.

Significant variances year over year as shown above are further explained as follows:

- In 2012, we made a one-time distribution of foreign earnings resulting in an overall net benefit of approximately $117 million. The benefit is primarily due to excess foreign tax credits. Of the $117 million, $102 million is included above within "effect of non-U.S. operations."
- State taxes were higher in 2010 due to a reduction of deferred tax assets associated with an effective tax rate reduction in California that started in 2011.
- In 2010, we had a favorable resolution of certain issues in an IRS examination of our 2005 and 2006 U.S. federal income tax returns resulting in a reduction of reserves for tax uncertainties and the availability of capital loss carryforwards to offset the tax on the gain from the sales of Zimbra, Inc. and HotJobs.
- During 2010, in connection with tax restructuring activities, we reached a formal agreement with the IRS through a pre-filing agreement to treat certain intercompany bad debts as deductible business expenses on the 2009 federal income tax return.

During the fourth quarter of 2011, we commenced discussions with the IRS Appeals Division to settle the contested adjustments for certain intercompany transfer-pricing matters from the 2005 and 2006 income tax examination. A tentative agreement has been reached and if the matter is resolved on the basis that is currently being discussed with the IRS, then the settlement will not cause us to have tax exposure beyond what has already been provided. We have protested similar transfer-pricing adjustments to our 2007 and 2008 income tax returns. No hearings with the IRS Appeals Division have been held. Our 2009 and 2010 U.S. income tax returns are currently under IRS examination.

As of December 31, 2012, our 2005 through 2008 tax returns are also under various stages of audit by the California Franchise Tax Board. While the Franchise Tax Board has not reached any conclusions on the 2007 and 2008 returns, we have protested the proposed adjustments to the 2005 and 2006 returns. We are also in various stages of examination and appeal in connection with our taxes in foreign jurisdictions, which generally span tax years 2005 through 2010.

While it is difficult to determine when these examinations will be settled or what their final outcomes will be, certain audits in various jurisdictions related to multinational income tax issues are expected to be resolved in the foreseeable future. As a result, it is reasonably possible that the unrecognized tax benefits could be reduced by up to approximately $90 million in the next twelve months. We believe that we have adequately provided for any reasonably foreseeable adjustment and that any settlement will not have a material adverse effect on our consolidated financial position, results of operations, or cash flows. Our gross amount of unrecognized tax benefits as of December 31, 2012 is $727 million, of which $644 million is recorded on the consolidated balance sheets.

The federal research and development credit expired on December 31, 2011. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law. Under this act, the federal research and development credit was retroactively extended for amounts paid or incurred after December 31, 2011 and before January 1, 2014. The effects of these changes in the tax law will result in a tax benefit which will be recognized in the first quarter of 2013, which is the quarter in which the law was enacted.

We may have additional tax liabilities in China related to the sale to Alibaba Group of 523 million ordinary shares of Alibaba Group that took place during the year ended December 31, 2012. Any taxes assessed and paid in China are expected to be ultimately offset and recovered in the U.S.

During the year ended December 31, 2012, tax authorities from the Brazilian State of Sao Paulo assessed certain indirect taxes against our Brazilian subsidiary, Yahoo! do Brasil Internet Ltda., related to online advertising services. The assessment totaling approximately $85 million is for calendar years 2008 and 2009. We currently believe the assessment is without merit. We do not believe that it is probable the assessment will be sustained upon appeal and, accordingly, have not recorded an accrual for the assessment.

Earnings in Equity Interests. Earnings in equity interests for the year ended December 31, 2012 were approximately $676 million, compared to $477 million and $396 million for 2011 and 2010, respectively.

Earnings in equity interests increased during the year ended December 31, 2012 compared to 2011 due to Yahoo Japan and Alibaba Group's continued improved financial performance in the year ended December 31, 2012 despite our reduced ownership interest (24 percent) in the fourth quarter of 2012 for Alibaba Group. Going forward we will record our share of the results of Alibaba Group in the consolidated statements of income based on a reduced percentage of ownership of 24 percent.

Earnings in equity interests increased during the year ended December 31, 2011 compared to 2010 due primarily to Yahoo Japan and Alibaba Group's continued improved financial performance and the recognition of a dilution gain of $25 million, net of tax in the third quarter of 2011, related to our ownership interest in Alibaba Group offset by $33 million in non-cash losses related to the impairment of assets held by Yahoo Japan.

We record our share of the results of earnings in equity interests, one quarter in arrears, within earnings in equity interests in the consolidated statements of income. See Note 8—"Investments in Equity Interests" in the Notes to our consolidated financial statements for additional information.

Noncontrolling Interests. Noncontrolling interests represent the noncontrolling holders' percentage share of income or losses from the subsidiaries in which we hold a majority, but less than 100 percent, ownership interest and the results of which are consolidated in our consolidated financial statements. Noncontrolling interests were approximately $5 million in 2012, compared to $14 million and $13 million in 2011 and 2010, respectively. Noncontrolling interests recorded in 2012, 2011, and 2010 were mainly related to the Yahoo! 7 venture in Australia.

Liquidity and Capital Resources

As of and for each of the years ended December 31 (dollars in thousands):

	2011	2012
Cash and cash equivalents	$1,562,390	$2,667,778
Short-term marketable debt securities	493,189	1,516,175
Long-term marketable debt securities	474,338	1,838,425
Total cash, cash equivalents, and marketable debt securities	$2,529,917	$6,022,378
Percentage of total assets	17%	35%

Cash Flow Highlights	2010	2011	2012
Net cash provided by (used in) operating activities	$ 1,240,190	$ 1,323,806	$ (281,554)
Net cash provided by investing activities	$ 509,915	$ 202,362	$ 3,362,044
Net cash used in financing activities	$(1,501,706)	$(1,455,958)	$(1,979,457)

Our operating activities for 2010, 2011, and 2012 have generated adequate cash to meet our operating needs.

As of December 31, 2012, we had cash, cash equivalents, and marketable debt securities totaling $6.0 billion, compared to $2.5 billion as of December 31, 2011. The increase was due to cash proceeds, net of fees, of $6.2 billion received from the sale of Alibaba Group Shares and $550 million from the TIPLA payment. This was partially offset by the repurchase of approximately 126 million shares of our outstanding common stock for $2.2 billion during the year ended December 31, 2012 and cash taxes paid of $2.3 billion in 2012 related to the sale of Alibaba Group Shares. After the payment of taxes and fees, net cash proceeds from the Initial Repurchase and the $550 million TIPLA payment were approximately $4.3 billion. We intend to return $3.65 billion of the after-tax proceeds to shareholders. We have returned approximately $2.1 billion to shareholders through share repurchases from May 20, 2012, the date we announced the Repurchase Agreement, through December 31, 2012.

As of December 31, 2011, we had cash, cash equivalents, and marketable debt securities totaling $2.5 billion, compared to $3.6 billion as of December 31, 2010. This was due primarily to the repurchase of approximately 110 million shares of our outstanding common stock for $1.6 billion during the year ended December 31, 2011.

Our foreign subsidiaries held $567 million of our total $6.0 billion of cash and cash equivalents and marketable debt securities as of December 31, 2012. During the year ended December 31, 2012, we recorded the tax effect of a one-time distribution of earnings from certain foreign subsidiaries. We made a one-time repatriation of foreign earnings and return of basis of foreign subsidiaries of $962 million from certain of our consolidated foreign subsidiaries in 2012. After this distribution, cumulative earnings remaining in our consolidated foreign subsidiaries and the related potential tax effect of repatriation is not material to our consolidated financial statements.

On October 19, 2012, we entered into a credit agreement (the "Credit Agreement") with Citibank, N.A., as Administrative Agent, and the other lenders party thereto from time to time. The Credit Agreement provides for a $750 million unsecured revolving credit facility for a term of 364 days, subject to extension for additional 364-day periods in accordance with the terms and conditions of the Credit Agreement. We may elect to increase the revolving credit facility by up to $250 million if existing or new lenders provide additional revolving commitments in accordance with the terms of the Credit Agreement. The proceeds from borrowings under the Credit Agreement, if any, are expected to be used for general corporate purposes. Borrowings under the Credit Agreement will bear interest at a rate equal to, at our option, either (a) a customary London interbank offered rate (a "Eurodollar Rate"), or (b) a customary base rate (a "Base Rate"), in each case plus an applicable margin. The applicable margin for borrowings under the Credit Agreement will be based upon the leverage ratio of the Company and range from 1.25 percent to 1.50 percent with respect to Eurodollar Rate borrowings and 0.25 percent to 0.50 percent with respect to Base Rate borrowings. As of December 31, 2012, we were in compliance with the financial covenants in the credit facility and no amounts were outstanding.

We invest excess cash predominantly in marketable debt securities, money market funds, and time deposits that are liquid, highly rated, and the majority of which have effective maturities of less than one year. Our marketable debt and equity securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income. Realized gains or losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are reported in other income, net. The fair value for securities is determined based on quoted market prices of the historical underlying security or from readily available pricing sources for the identical underlying securities that may not be actively traded as of the valuation date. As of December 31, 2012, certain of our marketable debt securities had a fair value below cost due primarily to the changes in market rates of interest and yields on these securities. We evaluate these investments periodically for possible other-than-temporary impairment. We have no current requirement or intent to sell these securities. We expect to recover up to (or beyond) the initial cost of the investment.

We monitor our exposure to European markets, and as of December 31, 2012 we do not have any material direct exposure to European sovereign debt securities. We invest a portion of excess operating cash in money market funds denominated in Euros and British pounds, and through some of these funds we may have immaterial indirect exposure to high-credit quality European sovereign debt securities.

We currently hedge our net investment in Yahoo Japan with forward contracts to reduce the risk that our investment in Yahoo Japan will be adversely affected by foreign currency exchange rate fluctuations. The forward contracts are required to be settled in cash and the amount of cash payment we receive or could be required to pay upon settlement could be material.

We expect to continue to evaluate possible acquisitions of, or strategic investments in, businesses, products, and technologies that are complementary to our business, which acquisitions and investments may require the use of cash.

We expect to generate positive cash flows from operations in 2013. We use cash generated by operations as our primary source of liquidity, since we believe that internally generated cash flows are sufficient to support our business operations and capital expenditures. We believe that existing cash, cash equivalents, and investments in marketable debt securities, together with any cash generated from operations and borrowings under the Credit Agreement, will be sufficient to meet normal operating requirements including capital expenditures for the next twelve months.

See Note 2—"Investments and Fair Value Measurements" in the Notes to our consolidated financial statements for additional information.

Cash flow changes

Cash provided by operating activities is driven by our net income, adjusted for non-cash items, working capital changes and dividends received from equity investees. Non-cash adjustments include depreciation, amortization of intangible assets, stock-based compensation expense, non-cash restructuring charges, tax benefits from stock-based awards, excess tax benefits from stock-based awards, deferred income taxes, and earnings in equity interests. We had a net use of cash in the year ended December 31, 2012 primarily due to a cash tax payment of $2.3 billion related to the sale of Alibaba Group Shares. Offsetting this use, we generated adjusted EBITDA of $1.7 billion, received a payment from Alibaba Group of $550 million in satisfaction of certain future royalty payments, and received dividends from Yahoo Japan of $84 million. Cash provided by operating activities was higher than net income in the year ended December 31, 2011 mainly due to non-cash items included in net income. Cash provided by operating activities was slightly lower than net income in the year ended December 31, 2010 due to non-cash items included in net income and changes in working capital, including lower collections on accounts receivable, higher tax payments, and Microsoft reimbursements not yet received as cash.

Cash provided by investing activities is primarily attributable to capital expenditures, purchases, sales and maturities of marketable debt securities, purchases of intangible assets, sales of other assets, as well as acquisitions including our strategic investments. Our capital expenditures, including capitalized software and labor, totaled $506 million in 2012, $593 million in 2011, and $714 million in 2010. Our capital expenditures have been primarily used for purchases and internal development of software to support our offerings and our increased number of users as well as the build out of our owned and operated data centers. During the year ended December 31, 2012, we utilized approximately $2.4 billion for net purchases of marketable debt securities which was offset by cash proceeds, net of fees, of $6.2 billion received from the sale of our Shares to Alibaba Group. In each of 2011 and 2010, we received net proceeds from sales, maturities, and purchases of marketable debt securities of $1.1 billion. In 2010, we received net proceeds of $325 million from sales of divested businesses for which there were no similar transactions in 2011. We invested a net $6.0 million in acquisitions in 2012, compared to $324 million and $157 million in 2011 and 2010, respectively. Acquisition investments in 2011 included the cash outlay for an acquisition in the Americas region.

Cash used in financing activities is driven by stock repurchases offset by employee stock option exercises and employee stock purchases. Our cash proceeds from employee option exercises and employee stock purchases made through our employee stock purchase plan were $218 million in 2012, compared to $156 million and $167 million in 2011 and 2010, respectively. During the year ended December 31, 2012, we used approximately $2.2 billion in the direct repurchase of 126 million shares of common stock at an average price of $17.20 per share and $61 million for tax withholding payments related to net share settlements of restricted stock units. During the year ended December 31, 2011, we used approximately $1.6 billion in the direct repurchase of 110 million shares of common stock at an average price of $14.75 per share and $45 million for tax withholding payments related to net share settlements of restricted stock units. During the year ended December 31, 2010, we used approximately $1.7 billion in the direct repurchase of 119 million shares of common stock at an average price of $14.68 per share and $49 million for tax withholding payments related to net share settlements of restricted stock units and tax withholding-related reacquisition of shares of restricted stock. In 2012, 2011, and 2010, $36 million, $71 million, and $131 million, respectively, of excess tax benefits from stock-based awards for options exercised in current and prior periods were included as a source of cash flows from financing activities. These excess tax benefits represent the reduction in income taxes otherwise payable during the period, attributable to the actual gross tax benefits in excess of the expected tax benefits for options exercised in current and prior periods. We have accumulated excess tax deductions relating to stock options exercised prior to January 1, 2006 available to reduce income taxes otherwise payable. To the extent such deductions reduce income taxes payable in the current year, they are reported as financing activities in the consolidated statements of cash flows. See Note 13—"Employee Benefits" in the Notes to our consolidated financial statements for additional information.

Stock repurchases

In June 2010, the Board authorized a stock repurchase program allowing us to repurchase up to $3 billion of our outstanding shares of common stock from time to time. That repurchase program, which by its terms would have expired in June 2013, was exhausted during the third quarter of 2012. In May 2012, the Board authorized a stock repurchase program allowing us to repurchase up to an additional $5 billion of our outstanding shares of common stock from time to time (this amount includes the $3.65 billion we committed to return to our shareholders from the Initial Repurchase proceeds). The May 2012 repurchase program, according to its terms, will expire in June 2015 unless revoked earlier by the Board. Repurchases under the repurchase programs may take place in the open market or in privately negotiated transactions, including derivative transactions, and may be made under a Rule 10b5-1 plan. During the year ended December 31, 2012, we repurchased approximately 126 million shares of our common stock under the June 2010 and May 2012 stock repurchase programs at an average price of $17.20 per share for a total of approximately $2.2 billion.

Shares available for repurchase

	October 2006 Program	June 2010 Program	May 2012 Program	Total
		(dollars in millions)		
January 1, 2010	$ 973	$ —	$ —	$ 973
Authorized Share Repurchase amount under June 2010 Program	—	3,000	—	3,000
Total 2010 Repurchases	(973)	(776)	—	(1,749)
December 31, 2010	$ —	$ 2,224	$ —	$ 2,224
Total 2011 Repurchases	—	(1,619)	—	(1,619)
December 31, 2011	$ —	$ 605	$ —	$ 605
Authorized Share Repurchase amount under May 2012 Program	—	—	5,000	5,000
Total 2012 Repurchases	—	(605)	(1,562)	(2,167)
December 31, 2012	$ —	$ —	$ 3,438	$ 3,438

Capital expenditures

Capital expenditures are generally comprised of purchases of computer hardware, software, server equipment, furniture and fixtures, real estate, and capitalized software and labor. Capital expenditures, net were $714 million, $593 million and $506 million in 2010, 2011, and 2012, respectively.

Contractual obligations and commitments

The following table presents certain payments due under contractual obligations with minimum firm commitments as of December 31, 2012 (dollars in millions):

	Payments Due by Period				
	Total	Due in 2013	Due in 2014-2015	Due in 2016-2017	Thereafter
Operating lease obligations(1)	$ 438	$135	$188	$ 77	$ 38
Capital lease obligation(2)	55	9	16	17	13
Affiliate commitments(3)	76	76	—	—	—
Non-cancelable obligations(4)	178	98	49	13	18
Uncertain tax positions, including interest and penalties(5)	694	—	—	—	694
Total contractual obligations	$1,441	$318	$253	$107	$763

(1) We have entered into various non-cancelable operating lease agreements for our offices throughout the Americas, EMEA, and Asia Pacific regions with original lease periods up to 12 years, expiring between 2012 and 2022. See Note 11—"Commitments and Contingencies" in the Notes to the consolidated financial statements for additional information.

(2) During the year ended December 31, 2008, we entered into an 11 year lease agreement for a data center in the western U.S. Of the total expected minimum lease commitment of $105 million, $21 million was classified as an operating lease for real estate and $84 million was classified as a capital lease for equipment.

(3) We are obligated to make minimum payments under contracts to provide sponsored search and/or display advertising services to our Affiliates, which represent TAC.

(4) We are obligated to make payments under various arrangements with vendors and other business partners, principally for marketing, bandwidth, and content arrangements.

(5) As of December 31, 2012, unrecognized tax benefits and potential interest and penalties resulted in accrued liabilities of $694 million, classified as deferred and other long-term tax liabilities, net on our consolidated balance sheets. As of December 31, 2012, the settlement period for the $694 million income tax liabilities cannot be determined. See Note 15—"Income Taxes" in the Notes to our consolidated financial statements for additional information.

Intellectual Property Rights. We are committed to make certain payments under various intellectual property arrangements of up to $31 million through 2023.

Other Commitments. In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, joint ventures and business partners, purchasers of assets or subsidiaries and other parties with respect to certain matters, including, but not limited to, losses arising out of our breach of agreements or representations and warranties made by us, services to be provided by us, intellectual property infringement claims made by third parties or, with respect to the sale of assets or a subsidiary, matters related to our conduct of the business and tax matters prior to the sale. In addition, we have entered into indemnification agreements with our directors and certain of our officers that will require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. We have also agreed to indemnify certain former officers, directors, and employees of acquired companies in connection with the acquisition of such companies. We maintain director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify our directors and officers, and former directors and officers of acquired companies, in certain circumstances. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. Historically, we have not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in our consolidated financial statements.

Off Balance Sheet Arrangements

As of December 31, 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly we are not exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships. In addition, we identified no variable interests currently held in entities for which we are the primary beneficiary. In addition, as of December 31, 2012, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and

liabilities. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about, among other things, the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimate that are reasonably likely to occur, could materially impact the consolidated financial statements. We believe that the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board, and the Audit Committee has reviewed the disclosure below. In addition, there are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our consolidated financial statements.

Revenue Recognition. Our revenue is generated from display, search, and other. Display revenue is generated from the display of graphical advertisements and search revenue is generated from the display of text-based links to an advertiser's Website and from revenue sharing arrangements with partners for search technology and services. Other revenue consists of listings-based services revenue, transaction revenue, and fees revenue. While the majority of our revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. In addition, we enter into certain sales transactions that involve multiple elements (arrangements with more than one deliverable). We also enter into arrangements to purchase goods and/or services from certain customers. As a result, significant contract interpretation is sometimes required to determine the appropriate accounting for these transactions including: (1) whether an arrangement exists; (2) whether fees are fixed or determinable; (3) how the arrangement consideration should be allocated among potential multiple elements; (4) establishing selling prices for deliverables considering multiple factors; (5) when to recognize revenue on the deliverables; (6) whether all elements of the arrangement have been delivered; (7) whether the arrangement should be reported gross as a principal versus net as an agent; (8) whether we receive a separately identifiable benefit from the purchase arrangements with certain customers for which we can reasonably estimate fair value; and (9) whether the consideration received from a vendor should be characterized as revenue or a reimbursement of costs incurred. In addition, our revenue recognition policy requires an assessment as to whether collection is reasonably assured, which inherently requires us to evaluate the creditworthiness of our customers. Changes in judgments on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

Income Taxes. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes. See Note 15—"Income Taxes" in the Notes to our consolidated financial statements for additional information. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate based on new information. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

We record a valuation allowance against certain of our deferred income tax assets if it is more likely than not that those assets will not be realized. In evaluating our ability to realize our deferred income tax assets we consider all

available positive and negative evidence, including our operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis. In the event we were to determine that we would be able to realize these deferred income tax assets in the future, we would make an adjustment to the valuation allowance, which would reduce the provision for income taxes.

Goodwill. Goodwill is not amortized, but is tested for impairment on an annual basis and between annual tests in certain circumstances. The performance of the goodwill impairment test involves a two-step process. The first step involves comparing the fair value of our reporting units to their carrying values, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the second step of the test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value.

Our reporting units are based on geography, either at the operating segment level or one level below operating segments. The fair values of our reporting units are estimated using an average of a market approach and an income approach as this combination is deemed to be the most indicative of our fair value in an orderly transaction between market participants and is consistent with the methodology used for the goodwill impairment test in prior years. In addition, we ensure that the fair values estimated under these two approaches are comparable with each other. Under the market approach, we utilize publicly-traded comparable company information to determine revenue and earnings multiples that are used to value our reporting units adjusted for an estimated control premium. Under the income approach, we determine fair value based on estimated future cash flows of each reporting unit discounted by an estimated weighted-average cost of capital, reflecting the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions, including selection of market comparables, estimated future cash flows, and discount rates.

These components are discussed below:

- ***Market comparables***

  We select comparable companies in the specific regions in which our reporting units operate based on similarity of type of business, primarily those involved in online advertising, relative size, financial profile, and other characteristics of those companies compared to our reporting units. Trailing and forward revenue and earnings multiples derived from these comparable companies are applied to financial metrics of each reporting unit to determine their estimated fair values, adjusted for an estimated control premium.

- ***Estimated future cash flows***

  We base cash flow projections for each reporting unit using a five-year forecast of cash flows and a terminal value based on the Perpetuity Growth Model. The five-year forecast and related assumptions were derived from the most recent annual financial forecast for which the planning process commenced in our fourth quarter. Key assumptions in estimating future cash flows include, among other items, revenue and operating expense growth rates, terminal value growth rate, and capital expenditure and working capital levels.

- ***Discount rates***

  We employ a Weighted Average Cost of Capital ("WACC") approach to determine the discount rates used in our cash flow projections. The determination of the discount rates for each reporting unit includes factors such as the risk-free rate of return and the return an outside investor would expect to earn based on the overall level of inherent risk. The determination of expected returns includes consideration of the beta (a measure of risk) of traded securities of comparable companies and risk premiums of reporting units based on international cost of capital methods.

The sum of the fair values of our reporting units is reconciled to our market capitalization after considering an estimated control premium.

We conducted our annual goodwill impairment test as of October 31, 2012 and determined that the fair values of our reporting units exceeded their carrying values and therefore goodwill in those reporting units was not impaired.

Significant management judgment is involved in determining these estimates and assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit which could trigger future impairment.

Long-lived Assets. We amortize long-lived assets over their estimated useful lives. Identifiable long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted future cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. Fair value is determined based on the lowest level of identifiable estimated future cash flows using discount rates determined by our management to be commensurate with the risk inherent in our business model. Our estimates of future cash flows attributable to our long-lived assets require significant judgment based on our historical and anticipated results and are subject to many factors. Different assumptions and judgments could materially affect estimated future cash flows relating to our long-lived assets which could trigger impairment. No impairments of long-lived assets were identified during any of the periods presented.

Investments in Equity Interests. We account for investments in the common stock of entities in which we have the ability to exercise significant influence but do not own a majority equity interest or otherwise control using the equity method. In accounting for these investments we record our proportionate share of the entities' net income or loss, one quarter in arrears.

We review our investments in equity interests for impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as the stock prices of public companies in which we have an equity investment, current economic and market conditions, the operating performance of the companies, including current earnings trends and forecasted cash flows, and other company and industry specific information. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary.

Stock-Based Compensation Expense. We recognize stock-based compensation expense net of an estimated forfeiture rate and therefore only recognize compensation expense for those shares expected to vest over the service period of the award. Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based options, stock price volatility, and the pre-vesting award forfeiture rate. We estimate the expected life of options granted based on historical exercise patterns, which we believe are representative of future behavior. We estimate the volatility of our common stock on the date of grant based on the implied volatility of publicly traded options on our common stock, with a term of one year or greater. We believe that implied volatility calculated based on actively traded options on our common stock is a better indicator of expected volatility and future stock price trends than historical volatility.

Therefore, expected volatility for the year ended December 31, 2012 was based on a market-based implied volatility. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected pre-vesting award forfeiture rate, as

well as the probability that performance conditions that affect the vesting of certain awards will be achieved, and only recognize expense for those shares expected to vest. We estimate this forfeiture rate based on historical experience of our stock-based awards that are granted and cancelled before vesting. If our actual forfeiture rate is materially different from our original estimates, the stock-based compensation expense could be significantly different from what we have recorded in the current period. Changes in the estimated forfeiture rate can have a significant effect on reported stock-based compensation expense, as the effect of adjusting the forfeiture rate for all current and previously recognized expense for unvested awards is recognized in the period the forfeiture estimate is changed. In addition, because many of our stock-based awards have vesting schedules of two or three year cliff vests, a significant change in our actual or expected forfeiture experience will result in the adjustment of stock-based compensation which was recorded in prior years for all unvested awards. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment will be made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the consolidated financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment will be made to lower the estimated forfeiture rate, which will result in an increase to the expense recognized in the consolidated financial statements. See Note 13—"Employee Benefits" in the Notes to our consolidated financial statements for additional information.

Recent Accounting Pronouncements

See Note 1—"The Company and Summary of Significant Accounting Policies" in the Notes to our consolidated financial statements, which is incorporated herein by reference.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to financial market risks, including changes in currency exchange rates and interest rates and changes in the market values of our investments. We may use derivative financial instruments to mitigate certain risks in accordance with our investment and foreign exchange policies. We do not use derivatives or other financial instruments for trading or speculative purposes.

Interest Rate Exposure

Our exposure to market risk for changes in interest rates impacts our costs associated with hedging, and primarily relates to our cash and marketable debt securities portfolio. We invest excess cash in money market funds, time deposits, and liquid debt instruments of the U.S. and foreign governments and their agencies, U.S. municipalities, and high-credit corporate issuers which are classified as marketable debt securities and cash equivalents.

Investments in fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates. A hypothetical 100 basis point increase in interest rates would result in a $33 million and $7 million decrease in the fair value of our available-for-sale debt securities as of December 31, 2012 and 2011, respectively.

Foreign Currency Exposure

Our foreign currency exposure continues to increase as we grow internationally. The objective of our foreign exchange risk management program is to identify material foreign currency exposures and identify methods to manage these exposures to minimize the potential effects of currency fluctuations on our reported consolidated cash flows and results of operations. Counterparties to our derivative contracts are all major institutions.

We transact business in various foreign currencies and have significant international revenue, as well as costs denominated in foreign currencies. This exposes us to the risk of fluctuations in foreign currency exchange rates.

Our objective is to identify material foreign currency exposures and to manage these exposures to minimize the potential effects of currency fluctuations on our reported consolidated cash flow and results of operations. We had net realized and unrealized foreign currency transaction losses of $1 million for the year ended December 31, 2012. Our net realized and unrealized foreign currency transaction gains were $9 million and $13 million for the years ended December 31, 2011 and 2010, respectively.

We categorize our foreign currency exposure as follows: 1) net investment, 2) balance sheet, and 3) translation.

Net Investment Exposure. In December 2012, we began hedging, on an after-tax basis, our net investment in Yahoo Japan with forward contracts to reduce the risk that our investment in Yahoo Japan will be adversely affected by foreign currency exchange rate fluctuations. The forward contracts have maturities ranging from 9 to 15 months. If the Japanese yen appreciates at maturity from the forward contract execution rates, the forward contracts will require us to pay a cash settlement, which may be material. If the Japanese yen depreciates at maturity from the forward contract execution rates, we will receive a cash settlement, which may be material. We have elected to apply net investment hedge accounting and expect the hedges to be effective, allowing changes in fair value of the derivative instrument to be recorded in accumulated other comprehensive income on our consolidated balance sheet. The notional amounts of the foreign currency forward contracts related to our net investment hedge were $3 billion as of December 31, 2012. The fair value of the foreign currency contracts was $3 million as of December 31, 2012 and is included in prepaid expenses and other current assets on the consolidated balance sheet. A gain of $3 million was recorded for the year ended December 31, 2012 and is included in accumulated other comprehensive income on our consolidated balance sheet.

Balance Sheet Exposure. We hedge our net recognized foreign currency assets and liabilities with foreign exchange forward contracts to reduce the risk that our earnings and cash flows will be adversely affected by changes in foreign currency exchange rates. These derivative instruments hedge assets and liabilities, including intercompany transactions that are denominated in foreign currencies. The balance sheet hedges are carried at fair value with changes in the fair value recorded in other income, net on our consolidated statements of income. These derivative instruments do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains or losses on the assets and liabilities being hedged. The notional amounts of the foreign currency forward contracts were $356 million and $92 million as of December 31, 2012 and 2011, respectively. We did not enter into any derivative instruments in fiscal year 2010. The fair value of the foreign currency forward contract liability was $5 million and $3 million as of December 31, 2012 and 2011, respectively, and was recorded as a gain of $4 million and loss of $3 million for the years ended December 31, 2012 and 2011, respectively.

Translation Exposure. We are also exposed to foreign exchange rate fluctuations as we convert the financial statements of our foreign subsidiaries and our investments in equity interests into U.S. dollars in consolidation. If there is a change in foreign currency exchange rates, the conversion of the foreign subsidiaries' financial statements into U.S. dollars results in a gain or loss which is recorded as a component of accumulated other comprehensive income which is part of stockholders' equity. We do not hedge our exposure to foreign currency risks arising from translation, except for the Japanese yen forward contracts entered into related to our investment in Yahoo Japan.

A Value-at-Risk ("VaR") sensitivity analysis was performed on all of our foreign currency derivative positions as of December 31, 2012 and December 31, 2011 to assess the potential impact of fluctuations in exchange rates. The VaR model uses a Monte Carlo simulation to generate thousands of random price paths assuming normal market conditions. The VaR is the maximum expected one day loss in fair value, for a given statistical confidence level, to our foreign currency derivative positions due to adverse movements in rates. The VaR model is used as a risk management tool and is not intended to represent either actual or forecasted losses. Based on the results of the model using a 99 percent confidence interval, we estimate the maximum one-day loss in fair value is $2.8 million on the notional value of our balance sheet hedges at December 31, 2012 compared to a $0.7 million loss at December 31, 2011. The maximum one-day loss in fair-value is $27.7 million on the notional value of the net investment hedges at December 31, 2012. There were no net investment hedges outstanding at December 31, 2011.

Actual future gains and losses associated with our derivative positions may differ materially from the sensitivity analysis performed as of December 31, 2012 due to the inherent limitations associated with predicting the timing and amount of changes in foreign currency exchange rates and our actual exposures and positions. In addition, the VaR sensitivity analysis may not reflect the complex market reactions that may arise from the market shifts modeled within this VaR sensitivity analysis.

Revenue ex-TAC and related expenses generated from our international subsidiaries are generally denominated in the currencies of the local countries. Primary currencies include Australian dollars, British pounds, Euros, Japanese yen, Korean won, and Taiwan dollars. The statements of income of our international operations are translated into U.S. dollars at exchange rates indicative of market rates during each applicable period. To the extent the U.S. dollar strengthens against foreign currencies, the translation of these foreign currency-denominated transactions results in reduced consolidated revenue and operating expenses. Conversely, our consolidated revenue and operating expenses will increase if the U.S. dollar weakens against foreign currencies. Using the foreign currency exchange rates from the year ended December 31, 2011, revenue ex-TAC for the Americas segment for the year ended December 31, 2012 would have been higher than we reported by $9 million; revenue ex-TAC for the EMEA segment would have been higher than we reported by $17 million; and revenue ex-TAC for the Asia Pacific segment would have been higher than we reported by $7 million. Using the foreign currency exchange rates from the year ended December 31, 2011, direct costs for the Americas segment for the year ended December 31, 2012 would have been higher than we reported by $5 million; direct costs for the EMEA segment would have been higher than we reported by $8 million; and direct costs for the Asia Pacific segment would have been higher than we reported by $2 million.

Investment Exposure

We are exposed to investment risk as it relates to changes in the market value of our investments. We have investments in marketable debt securities and equity instruments of public and private companies.

Our cash and marketable debt securities investment policy and strategy attempts primarily to preserve capital and meet liquidity requirements. A large portion of our cash is managed by external managers within the guidelines of our investment policy. We protect and preserve invested funds by limiting default, market, and reinvestment risk. To achieve this objective, we maintain our portfolio of cash and cash equivalents and short-term and long-term investments in a variety of liquid fixed income securities, including both government and corporate obligations and money market funds. As of December 31, 2011 and 2012, net unrealized gains and losses on these investments were not material.

Alibaba Group Preference Shares Exposure. To estimate the fair value of the Alibaba Group Preference Shares, we performed benchmarking by comparing the terms and conditions of the Alibaba Group Preference Shares to dividend rates, subordination terms, and credit ratings of those of similar type instruments. The credit rating of Alibaba Group, general business conditions, and market rates could materially affect the fair value of the Alibaba Group Preference Shares.

Item 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

	Page
Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	64
Consolidated Balance Sheets as of December 31, 2011 and 2012	65
Consolidated Statements of Income for each of the three years in the period ended December 31, 2012	66
Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2012	67
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2012	68
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2012	69
Notes to Consolidated Financial Statements	70
Financial Statement Schedules:	
II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2012	113
All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto	
Supplementary Financial Data:	
Selected Quarterly Financial Data (unaudited) for the two years ended December 31, 2012	114

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Yahoo! Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Yahoo! Inc. and its subsidiaries at December 31, 2011 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 28, 2013

Yahoo! Inc.

Consolidated Balance Sheets

	December 31, 2011	December 31, 2012
	(In thousands, except par values)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,562,390	$ 2,667,778
Short-term marketable debt securities	493,189	1,516,175
Accounts receivable, net of allowance of $30,142 and $32,635 as of December 31, 2011 and 2012, respectively	1,037,474	1,008,448
Prepaid expenses and other current assets	359,483	460,312
Total current assets	3,452,536	5,652,713
Long-term marketable debt securities	474,338	1,838,425
Alibaba Group Preference Shares	—	816,261
Property and equipment, net	1,730,888	1,685,845
Goodwill	3,900,752	3,826,749
Intangible assets, net	254,600	153,973
Other long-term assets	220,628	289,130
Investments in equity interests	4,749,044	2,840,157
Total assets	$14,782,786	$17,103,253
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable	$ 166,595	$ 184,831
Accrued expenses and other current liabilities	846,044	808,475
Deferred revenue	194,722	296,926
Total current liabilities	1,207,361	1,290,232
Long-term deferred revenue	43,639	407,560
Capital lease and other long-term liabilities	134,905	124,587
Deferred and other long-term tax liabilities, net	815,534	675,271
Total liabilities	2,201,439	2,497,650
Commitments and contingencies (Note 11)	—	—
Yahoo! Inc. stockholders' equity:		
Preferred stock, $0.001 par value; 10,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.001 par value; 5,000,000 shares authorized; 1,244,956 shares issued and 1,217,481 shares outstanding as of December 31, 2011 and 1,189,816 shares issued and 1,115,233 shares outstanding as of December 31, 2012	1,242	1,187
Additional paid-in capital	9,825,899	9,563,348
Treasury stock at cost, 27,475 shares as of December 31, 2011 and 74,583 shares as of December 31, 2012	(416,237)	(1,368,043)
Retained earnings	2,432,294	5,792,459
Accumulated other comprehensive income	697,869	571,249
Total Yahoo! Inc. stockholders' equity	12,541,067	14,560,200
Noncontrolling interests	40,280	45,403
Total equity	12,581,347	14,605,603
Total liabilities and equity	$14,782,786	$17,103,253

The accompanying notes are an integral part of these consolidated financial statements.

Yahoo! Inc.

Consolidated Statements of Income

	Years Ended December 31,		
	2010	2011	2012
	(In thousands, except per share amounts)		
Revenue	$6,324,651	$4,984,199	$ 4,986,566
Operating expenses:			
Cost of revenue—Traffic acquisition costs	1,736,423	603,371	518,906
Cost of revenue—Other	945,651	983,626	1,101,660
Sales and marketing	1,263,992	1,122,193	1,101,572
Product development	1,028,716	919,368	885,824
General and administrative	487,762	497,288	540,247
Amortization of intangibles	31,626	33,592	35,819
Restructuring charges, net	57,957	24,420	236,170
Total operating expenses	5,552,127	4,183,858	4,420,198
Income from operations	772,524	800,341	566,368
Other income, net	297,869	27,175	4,647,839
Income before income taxes and earnings in equity interests	1,070,393	827,516	5,214,207
Provision for income taxes	(221,523)	(241,767)	(1,940,043)
Earnings in equity interests	395,758	476,920	676,438
Net income	1,244,628	1,062,669	3,950,602
Less: Net income attributable to noncontrolling interests	(12,965)	(13,842)	(5,123)
Net income attributable to Yahoo! Inc.	$1,231,663	$1,048,827	$ 3,945,479
Net income attributable to Yahoo! Inc. common stockholders per share—basic	$ 0.91	$ 0.82	$ 3.31
Net income attributable to Yahoo! Inc. common stockholders per share—diluted	$ 0.90	$ 0.82	$ 3.28
Shares used in per share calculation—basic	1,354,118	1,274,240	1,192,775
Shares used in per share calculation—diluted	1,364,612	1,282,282	1,202,906
Stock-based compensation expense by function:			
Cost of revenue—Other	$ 3,275	$ 3,489	$ 10,078
Sales and marketing	71,154	65,120	82,115
Product development	106,665	89,587	74,284
General and administrative	42,384	45,762	57,888
Restructuring expense (reversals) accelerations, net	(4,211)	214	(3,429)

The accompanying notes are an integral part of these consolidated financial statements.

Yahoo! Inc.

Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
	2010	2011	2012
		(In thousands)	
Comprehensive income			
Net income	$1,244,628	$1,062,669	$3,950,602
Available-for-sale securities:			
Unrealized gains (losses) on available-for-sale securities, net of taxes of $(1,214), $8,518, and $(86) for 2010, 2011, and 2012, respectively	3,987	(17,244)	7,571
Reclassification adjustment for realized (gains) losses on available–for-sale securities included in net income, net of taxes of $116, $(648), and $(5,197) for 2010, 2011, and 2012, respectively	(174)	972	9,088
Net change in unrealized gains (losses) on available-for-sale securities, net of tax	3,813	(16,272)	16,659
Foreign currency translation adjustments:			
Foreign currency translation adjustments ("CTA"), net of tax	131,205	209,887	(9,334)
Net investment hedge CTA, net of tax	—	—	3,241
Reclassification adjustments for CTA, net of tax	—	—	(137,186)
Net foreign currency translation adjustments, net of tax	131,205	209,887	(143,279)
Other comprehensive income	135,018	193,615	(126,620)
Comprehensive income	1,379,646	1,256,284	3,823,982
Less: Comprehensive income attributable to noncontrolling interests	(12,965)	(13,842)	(5,123)
Comprehensive income attributable to Yahoo! Inc.	$1,366,681	$1,242,442	$3,818,859

The accompanying notes are an integral part of these consolidated financial statements.

Yahoo! Inc.

Consolidated Statements of Stockholders' Equity

	Years Ended December 31,		
	2010	2011	2012
		(In thousands)	
Common stock			
Balance, beginning of year	$ 1,410	$ 1,306	$ 1,242
Common stock issued (retired), net	(104)	(64)	(55)
Balance, end of year	1,306	1,242	1,187
Additional paid-in capital			
Balance, beginning of year	10,640,367	10,109,913	9,825,899
Common stock and stock-based awards issued	167,368	156,211	218,349
Stock-based compensation expense	235,558	226,270	244,653
Tax benefits (detriments) from stock-based awards	43,119	33,497	(31,440)
Tax withholdings related to net share settlements of restricted stock units	(48,600)	(44,593)	(60,939)
Retirement of treasury stock	(977,970)	(643,401)	(630,639)
Other	50,071	(11,998)	(2,535)
Balance, end of year	10,109,913	9,825,899	9,563,348
Treasury stock			
Balance, beginning of year	(117,331)	—	(416,237)
Repurchases of common stock	(1,749,311)	(1,618,741)	(2,167,841)
Tax withholdings related to net share settlements of restricted stock awards	(100)	(168)	—
Retirement of treasury stock	1,866,742	1,202,672	1,216,035
Balance, end of year	—	(416,237)	(1,368,043)
Retained earnings			
Balance, beginning of year	1,599,638	1,942,656	2,432,294
Net income attributable to Yahoo! Inc.	1,231,663	1,048,827	3,945,479
Retirement of treasury stock	(888,645)	(559,189)	(585,314)
Balance, end of year	1,942,656	2,432,294	5,792,459
Accumulated other comprehensive income			
Balance, beginning of year	369,236	504,254	697,869
Net change in unrealized gains (losses) on available-for-sale securities, net of tax	3,813	(16,272)	16,659
Foreign currency translation adjustment, net of tax	131,205	209,887	(143,279)
Balance, end of year	504,254	697,869	571,249
Total Yahoo! Inc. stockholders' equity	$12,558,129	$12,541,067	$14,560,200

	Number of Outstanding Shares		
		(In thousands)	
Common stock			
Balance, beginning of year	1,406,075	1,308,836	1,217,481
Common stock and restricted stock issued	21,946	18,371	23,773
Repurchases of common stock	(119,179)	(109,716)	(126,021)
Tax withholdings related to net share settlements of restricted stock awards	(6)	(10)	—
Balance, end of year	1,308,836	1,217,481	1,115,233

The accompanying notes are an integral part of these consolidated financial statements.

Yahoo! Inc.

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2010	2011	2012
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 1,244,628	$ 1,062,669	$ 3,950,602
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	555,216	530,516	549,235
Amortization of intangible assets	127,293	117,723	105,366
Stock-based compensation expense, net	219,267	204,172	220,936
Non-cash restructuring charges	2,813	990	109,896
Accrued dividend income related to Alibaba Group Preference Shares	—	—	(20,000)
Tax benefits (detriments) from stock-based awards	43,119	33,497	(31,440)
Excess tax benefits from stock-based awards	(131,061)	(70,680)	(35,844)
Deferred income taxes	112,582	70,392	(769,320)
Earnings in equity interests	(395,758)	(476,920)	(676,438)
Dividends received from Yahoo Japan	60,918	75,391	83,648
Gain from sale of Alibaba Group Shares	—	—	(4,603,322)
(Gain) loss from sales of investments, assets, and other, net	(222,347)	4,405	(11,840)
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable, net	(31,419)	38,100	34,752
Prepaid expenses and other	(168,183)	97,849	78,529
Accounts payable	23,593	(316)	12,747
Accrued expenses and other liabilities	(74,505)	(290,070)	255,799
Deferred revenue	(125,966)	(73,912)	465,140
Net cash provided by (used in) operating activities	1,240,190	1,323,806	(281,554)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of property and equipment, net	(714,078)	(593,294)	(505,507)
Purchases of marketable debt securities	(2,502,652)	(1,708,530)	(3,520,327)
Proceeds from sales of marketable debt securities	1,525,330	1,508,948	741,947
Proceeds from maturities of marketable debt securities	2,074,592	1,316,197	381,403
Proceeds related to sale of Alibaba Group Shares, net	—	—	6,247,728
Acquisitions, net of cash acquired	(157,442)	(323,830)	(5,716)
Purchases of intangible assets	(21,443)	(11,819)	(3,799)
Proceeds from sales of divested businesses	325,000	—	—
Proceeds from the sale of investments	—	21,271	26,132
Other investing activities, net	(19,392)	(6,581)	183
Net cash provided by investing activities	509,915	202,362	3,362,044
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	167,388	156,226	218,371
Repurchases of common stock	(1,749,311)	(1,618,741)	(2,167,841)
Excess tax benefits from stock-based awards	131,061	70,680	35,844
Tax withholdings related to net share settlements of restricted stock awards and restricted stock units	(48,700)	(44,761)	(60,939)
Other financing activities, net	(2,144)	(19,362)	(4,892)
Net cash used in financing activities	(1,501,706)	(1,455,958)	(1,979,457)
Effect of exchange rate changes on cash and cash equivalents	2,598	(34,247)	4,355
Net change in cash and cash equivalents	250,997	35,963	1,105,388
Cash and cash equivalents at beginning of year	1,275,430	1,526,427	1,562,390
Cash and cash equivalents at end of year	$ 1,526,427	$ 1,562,390	$ 2,667,778

See Note 8—"Investments in Equity Interests" for information about the non-cash proceeds of $800 million in Alibaba Group Preference Shares.

The accompanying notes are an integral part of these consolidated financial statements.

Yahoo! Inc.

Notes to Consolidated Financial Statements

Note 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company. Yahoo! Inc., together with its consolidated subsidiaries ("Yahoo!" or the "Company"), is a global technology company focused on making the world's daily habits inspiring and entertaining. The Company provides a variety of products and services, many of them personalized, including search, content, and communication tools—all daily habits for hundreds of millions of users, on the Web and on mobile devices. The majority of the Company's product offerings are available in more than 45 languages and in 60 countries, regions, and territories.

The Company creates value for advertisers and their brands by connecting them with targeted audiences of users through their daily habits. Advertisers can build their businesses through advertising to these targeted audiences on the Company's online properties and services ("Yahoo! Properties"), or through a distribution network of third-party entities ("Affiliates") who integrate the Company's advertising offerings into their Websites or other offerings (those Websites and other offerings, "Affiliate sites").

Basis of Presentation. The consolidated financial statements include the accounts of Yahoo! Inc. and its majority-owned or otherwise controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in entities in which the Company can exercise significant influence, but does not own a majority equity interest or otherwise control, are accounted for using the equity method and are included as investments in equity interests on the consolidated balance sheets. The Company has included the results of operations of acquired companies from the date of acquisition. Certain prior period amounts have been reclassified to conform to the current period presentation. To conform to the current period presentation, the Company corrected the classification of $55 million and $84 million of costs principally included in product development expenses to cost of revenue—other for the years ended December 31, 2010 and December 31, 2011, respectively.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States ("U.S.") requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses and the related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to revenue, the useful lives of long-lived assets including property and equipment and intangible assets, investment fair values, stock-based compensation, goodwill, income taxes, contingencies, and restructuring charges. The Company bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Actual results may differ from these estimates.

Concentration of Risk. Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, marketable debt securities, accounts receivable, and derivative financial instruments. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. A large portion of the Company's cash is managed by external managers within the guidelines of the Company's investment policy. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any one corporate issuer or sector and establishing a minimum allowable credit rating. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalents and short-term and long-term investments in a variety of fixed income securities, including U.S. and foreign government, agency, municipal and highly rated corporate debt obligations and money market funds. The Company's derivative instruments expose the Company to credit risk to the extent that its counterparties may be unable to meet the terms of the agreements. The Company seeks to mitigate this risk by limiting its counterparties to major financial institutions and by spreading the risk across several major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored

on an ongoing basis. See "Note 9—Derivative Instruments" for additional information related to the Company's derivative instruments. Accounts receivable are typically unsecured and are derived from revenue earned from customers. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Historically, such losses have been within management's expectations. As of December 31, 2011 and 2012, no one customer accounted for 10 percent or more of the accounts receivable balance and no one customer accounted for 10 percent or more of the Company's revenue for 2010, 2011, or 2012. Revenue under the Company's Search and Advertising Services and Sales Agreement (the "Search Agreement") with Microsoft Corporation ("Microsoft") represented more than 10 percent of the Company's revenue during 2011 and 2012.

Comprehensive Income. Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, and gains and losses that under GAAP are recorded as an element of shareholders' equity but are excluded from net income. The Company's other comprehensive income consists of foreign currency translation adjustments from those subsidiaries not using the U.S. dollar as their functional currency, unrealized gains and losses on marketable securities classified as available-for-sale, net changes in fair value of derivative instruments related to our net investment hedges, as well as the Company's share of its equity investees' other comprehensive income.

Foreign Currency. The functional currency of the Company's international subsidiaries is evaluated on a case-by-case basis and is often the local currency. The financial statements of these subsidiaries are translated into U.S. dollars using period-end rates of exchange for assets and liabilities, historical rates of exchange for equity, and average rates of exchange for the period for revenue and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of stockholders' equity. In addition, the Company records translation gains (losses) related to its foreign equity method investments in accumulated other comprehensive income (loss). The Company records foreign currency transaction gains and losses, realized and unrealized in other income, net in the consolidated statements of income. The Company recorded $13 million and $9 million of net gains in 2010 and 2011, respectively, and $1 million of net losses in 2012.

Cash and Cash Equivalents, Short- and Long-Term Marketable Debt and Equity Securities. The Company invests its excess cash in money market funds, time deposits, and liquid debt instruments of the U.S. and foreign governments and their agencies, U.S. municipalities, and high-credit corporate issuers which are classified as marketable debt securities and cash equivalents. All investments with an original maturity of three months or less are considered cash equivalents. Investments with maturities of less than 12 months from the balance sheet date are classified as current assets. Investments with maturities greater than 12 months from the balance sheet date are classified as long-term assets.

Operating cash deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate its credit risk by spreading such risk across multiple counterparties and monitoring the risk profiles of these counterparties.

The Company's marketable debt and equity securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income (loss). Realized gains or losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are reported in other income, net. The Company evaluates the investments periodically for possible other-than-temporary impairment. A decline of fair value below amortized costs of debt securities is considered an other-than-temporary impairment if the Company has the intent to sell the security or it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis. In those instances, an impairment charge equal to the difference between the fair value and the amortized cost basis is recognized in earnings. Regardless of the Company's intent or requirement to sell a debt security, an impairment is considered other-than-temporary if the Company does not expect to recover the entire amortized cost basis; in those instances, a credit loss equal to the difference between the present value of the cash flows expected to be

collected based on credit risk and the amortized cost basis of the debt security is recognized in earnings. The Company has no current requirement or intent to sell a material portion of debt securities as of December 31, 2012. The Company expects to recover up to (or beyond) the initial cost of investment for securities held. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions to acquire the security, using the specific identification method. During the years ended December 31, 2010, 2011 and 2012, gross realized gains and losses on available-for-sale debt and equity securities were not material.

Allowance for Doubtful Accounts. The Company records its allowance for doubtful accounts based upon its assessment of various factors. The Company considers historical experience, the age of the accounts receivable balances, the credit quality of its customers, current economic conditions, and other factors that may affect customers' ability to pay to determine the level of allowance required.

Derivative Financial Instruments. The Company uses derivative financial instruments, primarily foreign currency forward contracts, to mitigate certain foreign currency exposures. The Company has designated certain foreign currency forward contracts as net investment hedges, which are accounted for in accordance with ASC 815 "Derivatives and Hedging" ("ASC 815") with the effective portion of changes in fair value recorded in accumulated other comprehensive income on the Company's consolidated balance sheet and any ineffective portion is recorded in other income, net on the Company's consolidated statements of income. The Company expects the net investment hedges to be effective, on an after-tax basis, as described in ASC 815. Effectiveness will be assessed each quarter. Should any portion of the net investment hedge become ineffective, the ineffective portion will be reclassified to other income, net on the Company's consolidated statements of income. The fair values of the net investment hedges are determined using quoted observable inputs. Gains and losses reported in accumulated other comprehensive income will not be reclassified into earnings until a sale of the Company's underlying investment.

The Company has designated certain foreign currency forward contracts as balance sheet hedges to mitigate foreign currency balance sheet exposures. These balance sheet hedges are used to partially offset the foreign currency exchange gains and losses generated by the re-measurement of certain assets and liabilities denominated in non-functional currency. Changes in the fair value of these derivatives are recorded in other income, net on the Company's consolidated statements of income. The fair values of the balance sheet hedges are determined using quoted observable inputs.

The Company recognizes all derivative instruments as other assets or liabilities on the Company's consolidated balance sheets at fair value. The Company's derivative financial instruments are not used for trading or speculative purposes. See Note 9—"Derivative Financial Instruments" for a full description of the Company's derivative financial instrument activities and related accounting.

Property and Equipment. Buildings are stated at cost and depreciated using the straight-line method over the estimated useful lives of 25 years. Leasehold improvements are amortized over the lesser of their expected useful lives and the remaining lease term. Computers and equipment and furniture and fixtures are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five years.

Property and equipment to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold and use is based on the excess of the carrying value of the asset over its fair value. No impairments of such assets were identified during any of the periods presented.

Capitalized Software and Labor. The Company capitalized certain software and labor costs totaling approximately $110 million, $192 million, and $180 million during 2010, 2011, and 2012, respectively. The estimated useful life of costs capitalized is evaluated for each specific project and ranges from one to three years.

During 2010, 2011, and 2012, the amortization of capitalized costs totaled approximately $108 million, $114 million, and $142 million, respectively. Capitalized software and labor costs are included in property and equipment, net. Included in the capitalized amounts above are $16 million, $22 million, and $24 million, respectively, of stock-based compensation expense in the years ended December 31, 2010, 2011, and 2012.

Goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired in a business combination. Goodwill is not amortized, but is tested for impairment on an annual basis and between annual tests in certain circumstances. The performance of the goodwill impairment test involves a two-step process. The first step involves comparing the fair value of the Company's reporting units to their carrying values, including goodwill. The Company's reporting units are based on geography, either at the operating segment level or one level below the operating segments level. The fair values of the reporting units are estimated using an average of a market approach and an income approach as this combination is deemed to be the most indicative of the Company's fair value in an orderly transaction between market participants. In addition, the fair values estimated under these two approaches are validated against each other to ensure consistency. Under the market approach, the Company utilizes publicly-traded comparable company information, specific to the regions in which the reporting units operate, to determine revenue and earnings multiples that are used to value the reporting units adjusted for an estimated control premium. Under the income approach, the Company determines fair value based on estimated future cash flows of each reporting unit discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of a reporting unit and the rate of return an outside investor would expect to earn. If the carrying value of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed by comparing the carrying value of the goodwill in the reporting unit to its implied fair value. An impairment charge is recognized for the excess of the carrying value of goodwill over its implied fair value. The Company conducted its annual goodwill impairment test as of October 31, 2012 and determined that the fair values of its reporting units exceeded their carrying values and therefore goodwill in those reporting units was not impaired. See Note 5—"Goodwill" for additional information.

Intangible Assets. Intangible assets are carried at cost and amortized over their estimated useful lives, generally on a straight-line basis over one to eight years. The Company reviews identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value.

Investments in Equity Interests. Investments in the common stock of entities in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control are accounted for using the equity method and are included as investments in equity interests on the consolidated balance sheets. The Company records its share of the results of these companies one quarter in arrears within earnings in equity interests on the consolidated statements of income. The Company reviews its investments for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable. Investments identified as having an indication of impairment are subject to further analysis to determine if the impairment is other-than-temporary and this analysis requires estimating the fair value of the investment. The determination of fair value of the investment involves considering factors such as the stock prices of public companies in which the Company has an equity investment, current economic and market conditions, the operating performance of the companies including current earnings trends and forecasted cash flows, and other company and industry specific information.

Operating and Capital Leases. The Company leases office space and data centers under operating leases and certain data center equipment under a capital lease agreement with original lease periods up to 12 years. Assets acquired under capital leases are amortized over the shorter of the remaining lease term or its estimated useful life which is generally 10 to 15 years. Certain of the lease agreements contain rent holidays and rent escalation provisions. For purposes of recognizing these lease incentives on a straight-line basis over the term of the lease,

the Company uses the date of initial possession to begin amortization. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the period of straight-line recognition. For each of the years ended December 31, 2010, 2011 and 2012, the Company expensed $5 million of interest, which approximates the cash payments made for interest. As of December 31, 2011 and 2012, the Company had net lease commitments included in capital lease and other long-term liabilities in the consolidated balance sheets of $41 million and $37 million, respectively.

Income Taxes. Deferred income taxes are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. The Company records a valuation allowance against particular deferred income tax assets if it is more likely than not that those assets will not be realized. The provision for income taxes comprises the Company's current tax liability and change in deferred income tax assets and liabilities.

Significant judgment is required in evaluating the Company's uncertain tax positions and determining its provision for income taxes. The Company establishes reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when the Company believes that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties. Income taxes paid were $232 million, $96 million, and $2.3 billion in the years ended December 31, 2010, 2011, and 2012, respectively. Interest paid was not material in any of the years presented. See Note 15—"Income Taxes" for additional information.

Revenue Recognition. Revenue is generated from several offerings including the display of graphical advertisements ("display advertising"), the placement of links to advertisers' Websites ("search advertising"), and other sources. For revenue arrangements with multiple deliverables, the consideration is allocated based on the relative selling price for each deliverable. The selling price for each arrangement deliverable can be established based on vendor specific objective evidence ("VSOE") or third-party evidence ("TPE") if VSOE is not available. An estimate of selling price ("ESP") is used if neither VSOE nor TPE is available.

The Company recognizes revenue from display advertising on Yahoo! Properties and Affiliate sites as impressions are delivered. Impressions are delivered when a sold advertisement appears in pages viewed by users. Arrangements for these services generally have terms of up to one year and in some cases the terms may be up to three years. For display advertising on Affiliate sites, the Company pays Affiliates for the revenue generated from the display of these advertisements on the Affiliate sites. Traffic acquisition costs ("TAC") are payments made to third-party entities that have integrated the Company's advertising offerings into their Websites or other offerings and payments made to companies that direct consumer and business traffic to Yahoo! Properties. The display revenue derived from these arrangements that involve traffic supplied by Affiliates is reported gross of the TAC paid to Affiliates as the Company is the primary obligor to the advertisers who are the customers of the display advertising service.

From time-to-time, the Company may offer customized display advertising solutions to advertisers. These customized display advertising solutions combine the Company's standard display advertising with customized content, customer insights, and campaign analysis. Due to the unique nature of these products, the Company may not be able to establish selling prices based on historical stand-alone sales or third-party evidence; therefore, the Company may use its best estimate to establish selling prices. The Company establishes best estimates within a range of selling prices considering multiple factors including, but not limited to, class of advertiser, size of transaction, seasonality, margin objectives, observed pricing trends, available online inventory, industry pricing strategies, and market conditions. The Company believes the use of the best estimates of selling price allows revenue recognition in a manner consistent with the underlying economics of the transaction.

The Company recognizes revenue from search advertising on Yahoo! Properties and Affiliate sites. Search revenue is recognized based on Paid Clicks. A Paid Click occurs when a user clicks on a sponsored listing on Yahoo! Properties and Affiliate sites for which an advertiser pays on a per click basis. The Company's Search Agreement with Microsoft provides for Microsoft to be the exclusive algorithmic and paid search services provider on Yahoo! Properties and non-exclusive provider of such services on Affiliate sites. In transitioned markets, the Company reports as revenue the 88 percent share of revenue generated from Microsoft's services on Yahoo! Properties and Affiliate sites, as the Company is not the primary obligor in the arrangement with the advertisers. See Note 18—"Search Agreement with Microsoft Corporation" for a description of the Search Agreement with Microsoft.

In non-transitioned markets, the Company pays Affiliates TAC for the revenue generated from the search advertisements on the Affiliates' Websites. The revenue derived from these arrangements is reported on a gross basis including TAC paid to Affiliates, as the Company continues to be the primary obligor to the advertisers. The Company also generates search revenue from a revenue sharing arrangement with Yahoo Japan for search technology and services and records the related revenue as it is earned.

Other revenue includes listings-based services revenue, transaction revenue, royalties, and fees revenue. Listings-based services revenue is generated from a variety of consumer and business listings-based services, including classified advertising such as Yahoo! Autos and other services. The Company recognizes listings-based services revenue when the services are performed. Transaction revenue is generated from facilitating commercial transactions through Yahoo! Properties, principally from Yahoo! Small Business, Yahoo! Travel, and Yahoo! Shopping. The Company recognizes transaction revenue when there is evidence that qualifying transactions have occurred. We also receive royalties from joint venture partners that are recognized when earned. Fees revenue consists of revenue generated from a variety of consumer and business fee-based services as well as services for small businesses. The Company recognizes fees revenue when the services are performed.

In all cases, revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed, and collectability of the related fee is reasonably assured. The Company's arrangements generally do not include a provision for cancellation, termination, or refunds that would significantly impact revenue recognition.

The Company accounts for cash consideration given to customers, for which it does not receive a separately identifiable benefit or cannot reasonably estimate fair value, as a reduction of revenue rather than as an expense. Cash consideration received in an arrangement with a provider may require consideration of classification of amounts received as revenue or a reimbursement of costs incurred.

Current deferred revenue is comprised of contractual billings in excess of recognized revenue and payments received in advance of revenue recognition. Long-term deferred revenue includes amounts received from customers for which services will not be delivered within the next 12 months.

TAC. TAC consists of payments made to third-party entities that have integrated the Company's advertising offerings into their Websites or other offerings and payments made to companies that direct consumer and business traffic to Yahoo! Properties. The Company enters into agreements of varying duration that involve TAC. There are generally two economic structures of the Affiliate agreements: fixed payments based on a guaranteed minimum amount of traffic delivered, which often carry reciprocal performance guarantees from the Affiliate; or variable payments based on a percentage of the Company's revenue or based on a certain metric, such as the number of searches or paid clicks. The Company expenses, as cost of revenue, TAC under two different methods. Agreements with fixed payments are expensed ratably over the term the fixed payment covers. Agreements based on a percentage of revenue, number of searches, or other metrics are expensed based on the volume of the underlying activity or revenue multiplied by the agreed-upon price or rate.

Product Development. Product development expenses consist primarily of compensation related expenses (including stock-based compensation expense) incurred for research and development, the development of,

enhancements to, and maintenance and operation of Yahoo! Properties, advertising products, technology platforms, and infrastructure. Depreciation expense, third-party technology and development expense, and other operating costs are also included in product development.

Advertising Costs. Advertising production costs are recorded as expense the first time an advertisement appears. Costs of advertising are recorded as expense as advertising space or airtime is used. All other advertising costs are expensed as incurred. Advertising expense totaled approximately $237 million, $148 million, and $103 million for 2010, 2011, and 2012, respectively.

Restructuring Charges. The Company has developed and implemented restructuring initiatives to improve efficiencies across the organization, reduce operating expenses, and better align its resources to market conditions. As a result of these plans, the Company has recorded restructuring charges comprised principally of employee severance and associated termination costs related to the reduction of its workforce, office closures, losses on subleases, and contract termination costs. Liabilities for costs associated with an exit or disposal activity are recognized when the liability is incurred, as opposed to when management commits to an exit plan. In addition, (i) liabilities associated with exit and disposal activities are measured at fair value; (ii) one-time termination benefits are expensed at the date the entity notifies the employee, unless the employee must provide future service, in which case the benefits are expensed ratably over the future service period; and (iii) costs to terminate a contract before the end of its term are recognized when the entity terminates the contract in accordance with the contract terms. In addition, a portion of the Company's restructuring costs related to international employees whose termination benefits are recognized when the amount of such termination benefits becomes estimable and payment is probable.

These restructuring initiatives require management to make estimates in several areas including: (i) expenses for severance and other employee separation costs; (ii) realizable values of assets made redundant, obsolete, or excessive; and (iii) the ability to generate sublease income and to terminate lease obligations at the estimated amounts.

Stock-Based Compensation Expense. The Company recognizes stock-based compensation expense net of an estimated forfeiture rate and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. Stock-based awards are valued based on the grant date fair value of these awards; the Company records stock-based compensation expense on a straight-line basis over the requisite service period, generally one to four years.

Calculating stock-based compensation expense related to stock options requires the input of highly subjective assumptions, including the expected term of the stock options, stock price volatility, and the pre-vesting forfeiture rate of stock awards. The Company estimates the expected life of options granted based on historical exercise patterns, which the Company believes are representative of future behavior. The Company estimates the volatility of its common stock on the date of grant based on the implied volatility of publicly traded options on its common stock, with a term of one year or greater. The Company believes that implied volatility calculated based on actively traded options on its common stock is a better indicator of expected volatility and future stock price trends than historical volatility. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, the Company's stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected pre-vesting award forfeiture rate, as well as the probability that performance conditions that affect the vesting of certain awards will be achieved, and only recognizes expense for those shares expected to vest. The Company estimates the forfeiture rate based on historical experience of the Company's stock-based awards that are granted and cancelled before vesting. See Note 13—"Employee Benefits" for additional information.

The Company uses the "with and without" approach in determining the order in which tax attributes are utilized. As a result, the Company only recognizes a tax benefit from stock-based awards in additional paid-in capital if an

incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. When tax deductions from stock-based awards are less than the cumulative book compensation expense, the tax effect of the resulting difference ("shortfall") is charged first to additional paid-in capital to the extent of the Company's pool of windfall tax benefits with any remainder recognized in income tax expense. The Company has determined that it had a sufficient windfall pool available through the end of 2012 to absorb any shortfalls. In addition, the Company accounts for the indirect effects of stock-based awards on other tax attributes, such as the research tax credit, through the consolidated statements of income.

Recent Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity must present information regarding reclassification adjustments from accumulated other comprehensive income in a single note or on the face of the financial statements. This is required for both annual and interim reporting. The amendment becomes effective for reporting periods beginning after December 15, 2012 and is applied prospectively. Early adoption is permitted. The Company has elected to adopt this guidance during the year ended December 31, 2012. This guidance did not have an impact on the Company's consolidated financial position, results of operations or cash flows as it is disclosure-only in nature.

Note 2 INVESTMENTS AND FAIR VALUE MEASUREMENTS

The following tables summarize the investments in available-for-sale securities (in thousands):

	December 31, 2011			
	Gross Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government and agency securities	$599,582	$1,054	$ (172)	$600,464
Corporate debt securities, commercial paper, and bank certificates of deposit	366,264	1,025	(226)	367,063
Corporate equity securities	2,761	—	(1,978)	783
Total investments in available-for-sale securities	$968,607	$2,079	$(2,376)	$968,310

	December 31, 2012			
	Gross Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government and agency securities	$1,312,876	$ 985	$ (45)	$1,313,816
Corporate debt securities, commercial paper, and bank certificates of deposit	2,039,809	1,597	(622)	2,040,784
Corporate equity securities	230	—	(33)	197
Alibaba Group Preference Shares	816,261	—	—	816,261
Total investments in available-for-sale securities	$4,169,176	$2,582	$(700)	$4,171,058

	December 31,	
	2011	2012
Reported as:		
Short-term marketable debt securities	$493,189	$1,516,175
Long-term marketable debt securities	474,338	1,838,425
Alibaba Group Preference Shares	—	816,261
Other assets	783	197
Total	$968,310	$4,171,058

Available-for-sale securities included in cash and cash equivalents on the consolidated balance sheets are not included in the table above as the gross unrealized gains and losses were immaterial for both 2011 and 2012 as the carrying value approximates fair value because of the short maturity of those instruments. Realized gains and losses from sales of marketable securities were not material for the years ended December 31, 2011 and 2012.

The contractual maturities of available-for-sale marketable debt securities were as follows (in thousands):

	December 31,	
	2011	2012
Due within one year	$493,189	$1,516,175
Due after one year through five years	474,338	1,838,425
Total available-for-sale marketable debt securities	$967,527	$3,354,600

The following tables show all investments in an unrealized loss position for which an other-than-temporary impairment has not been recognized and the related gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	December 31, 2011					
	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government and agency securities	$138,755	$(172)	$—	$ —	$138,755	$ (172)
Corporate debt securities, commercial paper, and bank certificates of deposit	123,574	(226)	—	—	123,574	(226)
Corporate equity securities	—	—	783	(1,978)	783	(1,978)
Total investments in available-for-sale securities	$262,329	$(398)	$ 783	$(1,978)	$263,112	$(2,376)

	December 31, 2012					
	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government and agency securities	$165,025	$ (45)	$—	$—	$165,025	$ (45)
Corporate debt securities, commercial paper, and bank certificates of deposit	729,046	(622)	—	—	729,046	(622)
Corporate equity securities	197	(33)	—	—	197	(33)
Total investments in available-for-sale securities	$894,268	$(700)	$—	$—	$894,268	$(700)

The Company's investment portfolio consists of liquid high-quality fixed income government, agency, and corporate debt securities, money market funds, time deposits with financial institutions, and preference shares. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Fixed income securities may have their fair market value adversely impacted due to a deterioration of the credit quality of the issuer. The longer the term of the securities, the more susceptible they are to changes in market rates. Investments are reviewed periodically to identify possible other-than-temporary impairment. The Company has no current requirement or intent to sell these securities. The Company expects to recover up to (or beyond) the initial cost of investment for securities held.

The Company's investment in the Alibaba Group preference shares ("Alibaba Group Preference Shares") is presented as an asset carried at fair value on the Company's consolidated balance sheets. To estimate the fair value, the Company performed benchmarking by comparing the terms and conditions of the Alibaba Group Preference Shares to dividend rates, subordination terms, and credit ratings of those of similar type instruments. As of December 31, 2012, the total fair value of the Alibaba Group Preferences Shares is $822 million and includes $6 million of accrued dividend income recorded within prepaid expenses and other current assets and $16 million of accrued dividend income recorded as part of the carrying value of the Alibaba Group Preference Shares. For the year ended December 31, 2012, the Company has recorded approximately $23 million in dividend income related to the Alibaba Group Preference Shares within other income, net on the consolidated statements of income.

The following table sets forth the financial assets, measured at fair value, by level within the fair value hierarchy as of December 31, 2011 (in thousands):

	Fair Value Measurements at Reporting Date Using		
Assets	**Level 1**	**Level 2**	**Total**
Money market funds[1]	$418,338	$ —	$ 418,338
Available-for-sale securities:			
Government and agency securities[1]	—	617,316	617,316
Commercial paper and bank certificates of deposit[1]	—	47,904	47,904
Corporate debt securities[1]	—	318,805	318,805
Time deposits	—	216,505	216,505
Corporate equity securities[2]	783	—	783
Available-for-sale securities at fair value	$419,121	$1,200,530	$1,619,651
Liabilities			
Foreign currency derivative contracts[3]	—	(2,817)	(2,817)
Total assets and liabilities at fair value	$419,121	$1,197,713	$1,616,834

The following table sets forth the financial assets and liabilities, measured at fair value, by level within the fair value hierarchy as of December 31, 2012 (in thousands):

	Fair Value Measurements at Reporting Date Using			
Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Money market funds[1]	$685,707	$ —	$ —	$ 685,707
Available-for-sale securities:				
Government and agency securities[1]	—	2,464,227	—	2,464,227
Commercial paper and bank certificates of deposit[1]	—	892,769	—	892,769
Corporate debt securities[1]	—	1,298,123	—	1,298,123
Time deposits	—	84,555	—	84,555
Alibaba Preference Shares	—	—	816,261	816,261
Corporate equity securities[2]	197	—	—	197
Foreign currency derivative contracts[3]	—	5,007	—	5,007
Available-for-sale securities at fair value	$685,904	$4,744,681	$816,261	$6,246,846
Liabilities				
Foreign currency derivative contracts[3]	—	(6,662)	—	(6,662)
Total assets and liabilities at fair value	$685,904	$4,738,019	$816,261	$6,240,184

(1) The money market funds, government and agency securities, commercial paper and bank certificates of deposit, and corporate debt securities are classified as part of either cash and cash equivalents or investments in marketable debt securities in the consolidated balance sheet.

(2) The corporate equity securities are classified as part of the other long-term assets in the consolidated balance sheet.

(3) Foreign currency derivative contracts are classified as part of either other current assets or other current liabilities in the consolidated balance sheet. The notional amounts of the foreign currency derivative contracts are $92 million as of December 31, 2011 and $3.4 billion, including contracts designated as net investment hedges of $3 billion, as of December 31, 2012.

The amount of cash and cash equivalents as of December 31, 2011 and 2012 includes $911 million and $597 million, respectively, in cash deposits.

The fair values of the Company's Level 1 financial assets and liabilities are based on quoted market prices of the identical underlying security. The fair values of the Company's Level 2 financial assets and liabilities are obtained from readily-available pricing sources for the identical underlying security that may not be actively traded. The Company utilizes a pricing service to assist in obtaining fair value pricing for the majority of this investment portfolio. The Company classifies its investment in the Alibaba Group Preference Shares within Level 3 because it is valued using significant unobservable inputs. To estimate the fair value, the Company performed benchmarking by comparing the terms and conditions of the Alibaba Group Preference Shares to dividend rates, subordination terms, and credit ratings of those of similar type instruments. The credit rating of Alibaba Group Holding Limited ("Alibaba Group"), general business conditions, and market rates could materially affect the fair value of the Alibaba Group Preference Shares. The Company conducts reviews on a quarterly basis to verify pricing, assess liquidity, and determine if significant inputs have changed that would impact the fair value hierarchy disclosure.

Activity between Levels of the Fair Value Hierarchy

During the years ended December 31, 2012 and 2011, the Company did not make any transfers between Level 1, Level 2, or Level 3 assets or liabilities. During the year ended December 31, 2012, the Company recognized $23 million as interest income related to its investment in Alibaba Group Preference Shares. Interest income is included within other income, net on the consolidated statements of income. There was no other activity related to our Level 3 assets. As of December 31, 2011, the Company did not have any significant Level 3 financial assets or liabilities.

Note 3 CONSOLIDATED FINANCIAL STATEMENT DETAILS

Prepaid expenses and other current assets

As of December 31, prepaid expenses and other current assets consisted of the following (in thousands):

	2011	2012
Prepaid expenses	$ 81,880	$ 74,268
Deferred income taxes	128,581	249,936
Other receivables non-trade	5,292	41,748
Other	143,730	94,360
Total prepaid expenses and other current assets	$359,483	$460,312

Property and equipment, net

As of December 31, property and equipment, net consisted of the following (in thousands):

	2011	2012
Land	$ 217,970	$ 213,838
Buildings	611,033	639,658
Leasehold improvements	313,925	304,440
Computers and equipment[1]	1,621,977	2,040,381
Capitalized software and labor	393,504	595,366
Furniture and fixtures	74,357	75,559
Assets not yet in use	169,998	81,979
	3,402,764	3,951,221
Less: accumulated depreciation and amortization[2]	(1,671,876)	(2,265,376)
Total property and equipment, net	$ 1,730,888	$ 1,685,845

(1) Includes data center equipment acquired under a capital lease of approximately $41 million and $37 million, respectively, as of December 31, 2011 and 2012.

(2) Includes $13 million and $20 million of accumulated depreciation and $4 million and $6 million of accumulated amortization related to the capital lease as of December 31, 2011 and 2012, respectively.

Other long-term assets

As of December 31, other long-term assets consisted of the following (in thousands):

	2011	2012
Deferred income taxes	$ 42,392	$139,183
Investments in privately-held companies	30,846	27,022
Investments in publicly-held companies	783	197
Other	146,607	122,728
Total other long-term assets	$220,628	$289,130

Accrued expenses and other current liabilities

As of December 31, accrued expenses and other current liabilities consisted of the following (in thousands):

	2011	2012
Accrued content, connection, traffic acquisition, and other costs	$140,147	$116,951
Deferred income taxes	1,812	200
Accrued compensation and related expenses	330,593	337,727
Accrued taxes payable	10,891	10,619
Accrued professional service expenses	70,769	67,736
Accrued sales and marketing related expenses	19,058	11,988
Accrued restructuring costs	27,453	58,718
Current liability for uncertain tax contingencies	—	30,484
Other	245,321	174,052
Total accrued expenses and other current liabilities	$846,044	$808,475

Deferred and other long-term tax liabilities, net

As of December 31, deferred and other long-term tax liabilities, net consisted of the following (in thousands):

	2011	2012
Deferred income taxes	$407,847	$ 11,310
Long-term liability for uncertain tax contingencies(*)	407,687	663,961
Total deferred and other long-term tax liabilities, net	$815,534	$675,271

(*) Includes interest and penalties.

Accumulated other comprehensive income

As of December 31, the components of accumulated other comprehensive income were as follows (in thousands):

	2011	2012
Unrealized (losses) gains on available-for-sale securities, net of tax	$ (7,538)	$ 9,121
Foreign currency translation, net of tax	705,407	562,128
Accumulated other comprehensive income	$697,869	$571,249

Noncontrolling interests

As of December 31, noncontrolling interests were as follows (in thousands):

	2011	2012
Beginning noncontrolling interests	$ 38,281	$40,280
Distributions to noncontrolling interests	(11,843)	—
Net income attributable to noncontrolling interests	13,842	5,123
Ending noncontrolling interests	$ 40,280	$45,403

Other income, net

Other income, net for 2010, 2011, and 2012 were as follows (in thousands):

	Years Ended December 31,		
	2010	2011	2012
Interest and investment income	$ 23,062	$18,920	$ 41,673
Gain on sale of Zimbra, Inc.	66,130	—	—
Gain on sale of HotJobs	186,345	—	—
Gain related to sale of Alibaba Group Shares	—	—	4,603,322
Other	22,332	8,255	2,844
Total other income, net	$297,869	$27,175	$4,647,839

Interest and investment income consists of income earned from cash in bank accounts and investments made in marketable debt securities, money market funds, and dividend income on the Alibaba Group Preference Shares.

In February 2010, the Company sold Zimbra, Inc. for net proceeds of $100 million and recorded a pre-tax gain of $66 million. In August 2010, the Company sold HotJobs for net proceeds of $225 million and recorded a pre-tax gain of $186 million.

In September 2012, the Company recorded a pre-tax gain of approximately $4.6 billion related to the sale of Alibaba Group Shares. See Note 8—"Investments in Equity Interests" for additional information.

Other consists of gains and losses from sales or impairments of marketable debt securities and/or investments in privately-held companies, foreign exchange gains and losses due to re-measurement of monetary assets and liabilities denominated in non-functional currencies, foreign exchange gains and losses on balance sheet hedges, and other non-operating items.

Reclassifications Out of Accumulated Other Comprehensive Income

Reclassifications out of accumulated other comprehensive income for the period ended December 31, 2012 were as follows (in thousands):

	Amount Reclassified from Accumulated Other Comprehensive Income	Affected Line Item in the Statement of Income
Realized losses on available-for-sale securities, net of tax	$ 9,088	Yahoo!'s share of earnings in equity method investments and Other income, net
Foreign currency translation adjustments ("CTA"):		
Korea business closure CTA reclassification	$ (16,208)	Restructuring charges, net
Alibaba Group Initial Repurchase related CTA reclassification, net of $68 million in tax	(120,978)	Other income, net
Total foreign currency translation adjustments, net of tax	$(137,186)	
Total reclassifications for the period	$(128,098)	

Note 4 ACQUISITIONS

The following table summarizes acquisitions (including business combinations and asset acquisitions) completed during the three years ended December 31, 2012 (in millions):

	Purchase Price	Goodwill	Amortizable Intangibles
2010			
All acquisitions	$159	$105	$ 50
2011			
interclick	$259	$172	$ 79
Other acquisitions	$ 72	$ 49	$ 26
2012			
All acquisitions	$ 7	$ 6	$ —

Transactions completed in 2010

All Acquisitions—Business Combinations. During the year ended December 31, 2010, the Company acquired four companies, which were accounted for as business combinations. The total purchase price for these acquisitions was $159 million. The total cash consideration of $159 million less cash acquired of $2 million resulted in a net cash outlay of $157 million. Of the total purchase price, $105 million was allocated to goodwill, $50 million to amortizable intangible assets, $27 million to tangible assets, $2 million to cash acquired, and $25 million to net assumed liabilities. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes.

The Company's business combinations completed in 2010 did not have a material impact on the Company's consolidated financial statements, and therefore pro forma disclosures have not been presented.

Transactions completed in 2011

interclick. On December 14, 2011, the Company completed the acquisition of interclick, inc. ("interclick") through an all cash tender offer for all outstanding shares of common stock of interclick at $9.00 per share. With interclick, the Company acquired innovative data targeting capabilities, optimization technologies and new premium supply, as well as a team experienced in selling audiences across disparate sources of pooled supply. The purchase price exceeded the fair value of the net tangible and identifiable intangible assets acquired from interclick and, as a result, the Company recorded goodwill in connection with this transaction. Under the terms of the agreement, the Company acquired all of the equity interests (including all outstanding options) in interclick. interclick stockholders and vested option holders were paid in cash, and outstanding interclick unvested options and restricted stock awards were assumed. Assumed options are exercisable for shares of Yahoo! common stock.

The total purchase price of $259 million consisted of cash consideration. In connection with the acquisition, the Company issued stock-based awards valued at $9 million which is being recognized as stock-based compensation expense as the awards vest over a period of up to 4 years.

The allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows (in thousands):

Cash acquired	$ 4,369
Other tangible assets acquired	71,711
Amortizable intangible assets:	
Customer contracts and related relationships	42,700
Developed technology and patents	35,600
Trade name, trademark, and domain name	600
Goodwill	171,641
Total assets acquired	326,621
Liabilities assumed	(68,120)
Total	$258,501

The amortizable intangible assets have useful lives not exceeding six years and a weighted average useful life of five years. No amounts have been allocated to in-process research and development and $172 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Americas segment.

Other Acquisitions—Business Combinations. During the year ended December 31, 2011, the Company acquired three other companies, which were accounted for as business combinations. The total purchase price for these acquisitions was $72 million. The total cash consideration of $72 million less cash acquired of $3 million resulted in a net cash outlay of $69 million. Of the total purchase price, $49 million was allocated to goodwill, $26 million to amortizable intangible assets, $3 million to cash acquired, and $6 million to net assumed liabilities. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes.

The Company's business combinations completed in 2011 did not have a material impact on the Company's consolidated financial statements, and therefore pro forma disclosures have not been presented.

Transactions completed in 2012

All Acquisitions—Business Combinations. During the year ended December 31, 2012, the Company acquired two companies, which were accounted for as business combinations. The total purchase price for these acquisitions was $7 million. The total cash consideration of $7 million less cash acquired of $1 million resulted in a net cash outlay of $6 million. Of the total purchase price, $6 million was allocated to goodwill and $1 million to cash acquired. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes.

The Company's business combinations completed in 2012 did not have a material impact on the Company's consolidated financial statements, and therefore pro forma disclosures have not been presented.

Note 5 GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 were as follows (in thousands):

	Americas(1)	EMEA(2)	Asia Pacific(3)	Total
Net balance as of January 1, 2011	$2,671,306	$585,060	$425,279	$3,681,645
Acquisitions and other(4)	197,654	—	22,294	219,948
Foreign currency translation adjustments	(2,595)	(3,537)	5,291	(841)
Net balance as of December 31, 2011	$2,866,365	$581,523	$452,864	$3,900,752
Acquisitions and other(5)	5,616	—	—	5,616
Korea goodwill write-off	—	—	(85,642)	(85,642)
Foreign currency translation adjustments	(1,950)	12,090	(4,117)	6,023
Net balance as of December 31, 2012	$2,870,031	$593,613	$363,105	$3,826,749

(1) Gross goodwill balances for the Americas segment were $2.7 billion as of January 1, 2011 and $2.9 billion as of December 31, 2012.

(2) Gross goodwill balances for the EMEA segment were $1.1 billion as of both January 1, 2011 and December 31, 2012. The EMEA segment includes accumulated impairment losses of $488 million as of both January 1, 2011 and December 31, 2012.

(3) Gross goodwill balances for the Asia Pacific ("APAC") segment were $0.5 billion as both of January 1, 2011 and December 31, 2012. The APAC segment includes accumulated impairment losses of $64 million as of January 1, 2011 and $151 million as of December 31, 2012.

(4) Acquisitions and other for the year ended December 31, 2011 includes additions of $198 million and $22 million, respectively, of goodwill in the Americas and Asia Pacific segments.

(5) Acquisitions and other for the year ended December 31, 2012 includes additions of $6 million of goodwill in the Americas segment.

Note 6 INTANGIBLE ASSETS, NET

The following table summarizes the Company's carrying amount of intangible assets, net (in thousands):

	December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization(*)	Net
Customer, affiliate, and advertiser related relationships	$178,489	$ (84,806)	$ 93,683
Developed technology and patents	376,561	(238,893)	137,668
Trade names, trademarks, and domain names	71,685	(48,436)	23,249
Total intangible assets, net	$626,735	$(372,135)	$254,600

	December 31, 2012		
	Gross Carrying Amount	Accumulated Amortization(*)	Net
Customer, affiliate, and advertiser related relationships	$162,389	$ (99,996)	$ 62,393
Developed technology and patents	270,485	(198,851)	71,634
Trade names, trademarks, and domain names	50,382	(30,436)	19,946
Total intangible assets, net	$483,256	$(329,283)	$153,973

(*) Cumulative foreign currency translation adjustments, reflecting movement in the currencies of the underlying entities, increased total intangible assets by approximately $18 million and $19 million as of December 31, 2011 and 2012, respectively.

The intangible assets have estimated useful lives as follows:

- Customer, affiliate, and advertiser related relationships—two to eight years;
- Developed technology and patents—one year to eight years; and
- Trade names, trademarks, and domain names—one year to an indefinite life.

The Company recognized amortization expense of intangible assets of approximately $127 million, $118 million, and $105 million for 2010, 2011, and 2012, respectively, including $96 million, $84 million, and $70 million, respectively, included in cost of revenue-other. Based on the current amount of intangibles subject to amortization, the estimated amortization expense for each of the succeeding years is as follows: 2013: $62 million; 2014: $42 million; 2015: $22 million; 2016: $7 million; and 2017: $5 million.

Note 7 Basic And Diluted Net Income Attributable To Yahoo! Common Stockholders Per Share

Basic and diluted net income attributable to Yahoo! common stockholders per share is computed using the weighted average number of common shares outstanding during the period, excluding net income attributable to participating securities (restricted stock awards granted under the Company's 1995 Stock Plan and restricted stock units granted under the Company's 1996 Directors' Stock Plan (the "Directors' Plan")). Diluted net income per share is computed using the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential common shares are calculated using the treasury stock method and consist of unvested restricted stock and shares underlying unvested restricted stock units, the incremental common shares issuable upon the exercise of stock options, and shares to be purchased under the Company's 1996 Employee Stock Purchase Plan (the "Employee Stock Purchase Plan"). The Company calculates potential tax windfalls and shortfalls by including the impact of pro forma deferred tax assets.

The Company takes into account the effect on consolidated net income per share of dilutive securities of entities in which the Company holds equity interests that are accounted for using the equity method.

For 2010, 2011, and 2012, potentially dilutive securities representing approximately 80 million, 56 million, and 39 million shares of common stock, respectively, were excluded from the computation of diluted earnings per share for these periods because their effect would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

	Years Ended December 31,		
	2010	2011	2012
Basic:			
Numerator:			
Net income attributable to Yahoo! Inc.	$1,231,663	$1,048,827	$3,945,479
Less: Net income allocated to participating securities	(178)	(15)	(56)
Net income attributable to Yahoo! Inc. common stockholders—basic	$1,231,485	$1,048,812	$3,945,423
Denominator:			
Weighted average common shares	1,354,118	1,274,240	1,192,775
Net income attributable to Yahoo! Inc. common stockholders per share—basic	$ 0.91	$ 0.82	$ 3.31
Diluted:			
Numerator:			
Net income attributable to Yahoo! Inc.	$1,231,663	$1,048,827	$3,945,479
Less: Net income allocated to participating securities	(94)	(14)	(55)
Less: Effect of dilutive securities issued by equity investees	(2,928)	(2,698)	(4,920)
Net income attributable to Yahoo! Inc. common stockholders—diluted	$1,228,641	$1,046,115	$3,940,504
Denominator:			
Denominator for basic calculation	1,354,118	1,274,240	1,192,775
Weighted average effect of Yahoo! Inc. dilutive securities:			
Restricted stock and restricted stock units	5,169	5,347	8,403
Stock options and employee stock purchase plan	5,325	2,695	1,728
Denominator for diluted calculation	1,364,612	1,282,282	1,202,906
Net income attributable to Yahoo! Inc. common stockholders per share—diluted	$ 0.90	$ 0.82	$ 3.28

Note 8 INVESTMENTS IN EQUITY INTERESTS

As of December 31, investments in equity interests consisted of the following (dollars in thousands):

	2011	2011 Percent Ownership	2012	2012 Percent Ownership
Alibaba Group	$2,521,825	42%	$ 276,389	24%
Yahoo Japan	2,219,946	35%	2,555,717	35%
Other	7,273	35%	8,051	24%
Total	$4,749,044		$2,840,157	

Equity Investment in Alibaba Group. On October 23, 2005, the Company acquired approximately 46 percent of the outstanding common stock of the Alibaba Group, which represented approximately 40 percent on a fully diluted basis, in exchange for $1.0 billion in cash, the contribution of the Company's China-based businesses ("Yahoo! China"), and direct transaction costs of $8 million. Another investor in Alibaba Group is Softbank Corp., a Japanese corporation ("Softbank"). Alibaba Group is a privately-held company.

The Company's initial purchase price was based on acquiring a 40 percent equity interest in Alibaba Group on a fully diluted basis; however, the Company acquired a 46 percent interest based on outstanding shares. In allocating the initial excess of the carrying value of the investment in Alibaba Group over its proportionate share of the net assets of Alibaba Group, the Company allocated a portion of the excess to goodwill to account for the estimated reductions in the carrying value of the investment in Alibaba that may occur as the Company's equity interest is diluted to 40 percent based on specific events anticipated at the time. As of December 31, 2011 and 2012, the Company's ownership interest in Alibaba Group was approximately 42 percent and 24 percent, respectively.

The investment in Alibaba Group is being accounted for using the equity method, and the total investment, including net tangible assets, identifiable intangible assets and goodwill, is classified as part of investments in equity interests on the Company's consolidated balance sheets.

The Company's accounting policy is to record its share of the results of Alibaba Group, and any related amortization expense, one quarter in arrears, within earnings in equity interests in the consolidated statements of income. As of December 31, 2012, Alibaba Group's common shareholders' equity is a net deficit as a result of the repurchase of its ordinary shares from the Company at fair value, which was significantly in excess of the book value per share. The Company's remaining investment balance represents excess cost largely attributable to goodwill.

Framework Agreement with Alibaba Group regarding Alipay. Alibaba Group restructured the ownership of Alipay.com Co., Ltd. ("Alipay") and deconsolidated Alipay in the first quarter of 2011. The impact of the deconsolidation of Alipay was not material to the Company's financial statements. On July 29, 2011, the Company entered into a Framework Agreement (the "Framework Agreement") with Alibaba Group, Softbank, Alipay, APN Ltd., a company organized under the laws of the Cayman Islands ("IPCo"), Zhejiang Alibaba E-Commerce Co., Ltd., a limited liability company organized under the laws of the People's Republic of China ("HoldCo"), Jack Ma Yun, Joseph C. Tsai and certain security holders of Alipay or HoldCo as joinder parties. The Framework Agreement establishes the ongoing financial and other arrangements between Alibaba Group and Alipay. The transactions under the Framework Agreement closed on December 14, 2011.

Pursuant to the terms of the Framework Agreement: (1) Alibaba Group will receive certain payments ("Liquidity Event Payment") upon a liquidity event related to Alipay, such as an initial public offering or sale of Alipay; (2) Alibaba Group received a non-interest bearing promissory note in the principal amount of $500 million with a seven year maturity (the "IPCo Promissory Note"); (3) upon payment in full of the Liquidity Event Payment certain assets used in the Alipay business that were retained by Alibaba Group will be transferred to Alipay; (4) Alibaba Group and Alipay entered into a long-term agreement pursuant to which Alibaba Group will receive payment processing services on preferential terms from Alipay and its subsidiaries; and (5) Alibaba Group licensed to Alipay certain intellectual property and technology and performs certain software technology services for Alipay and in return Alipay pays to Alibaba Group a royalty and software technology services fee.

The royalty and software technology services fee and the payment processing services fees discussed above approximate the estimated fair values of such services and are recognized in Alibaba Group's financial statements as income or expense, as applicable, as the services are rendered. The Company will record its share, if any, of the results of these transactions as they are recorded by Alibaba Group within Yahoo!'s earnings in equity interests in the consolidated statements of income. Alibaba Group will recognize the Liquidity Event Payment, the payment of the IPCo Promissory Note, and any impact from the transfer of assets, described above, if and when such payments or transfers occur. The Company will record its share, if any, of the results of these transactions as they are recorded by Alibaba Group within the Company's earnings in equity interests in the consolidated statements of income.

Initial Repurchase by Alibaba Group. On September 18, 2012 (the "Repurchase Closing Date"), Alibaba Group repurchased 523 million of the 1,047 million Alibaba Group Shares owned by the Company (the "Initial Repurchase"). The Initial Repurchase was made pursuant to the terms of the Share Repurchase and Preference Share Sale Agreement entered into by Yahoo! Inc., Alibaba Group and Yahoo! Hong Kong Holdings Limited, a Hong Kong corporation and wholly-owned subsidiary of Yahoo! Inc. ("YHK") on May 20, 2012 (as amended on September 11, 2012, the "Repurchase Agreement"). Yahoo! received $13.54 per Share, or approximately $7.1 billion in total consideration, for the 523 million Shares sold to Alibaba Group. Approximately $6.3 billion of the consideration was received in cash and $800 million was received in Alibaba Group Preference Shares. The Initial Repurchase resulted in a pre-tax gain of approximately $4.6 billion for the year ended December 31, 2012. The Company will continue to account for its remaining approximately 24 percent ownership interest in Alibaba Group under the equity method.

The Alibaba Group Preference Shares yield semi-annual dividends at a rate per annum of up to 10 percent, with at least 3 percent payable in cash and the remainder accruing and resulting in an increase to the liquidation preference. The dividend rate is subject to certain adjustments. The Alibaba Group Preference Shares will be freely transferable by Yahoo! after 18 months from the Repurchase Closing Date, are callable by Alibaba Group at any time at the liquidation preference, will not be convertible, and are mandatorily redeemable at the liquidation preference (including accrued dividends) by Alibaba Group on the earlier of the tenth anniversary of the Repurchase Closing Date and the occurrence of certain specified events. The Alibaba Group Preference Shares are classified as available for sale securities.

The Repurchase Agreement provides that at the time Alibaba Group completes an initial public offering meeting certain specified criteria (a "Qualified IPO"), Yahoo! and YHK will sell, at Alibaba Group's election (either directly to Alibaba Group or in the Qualified IPO), up to 261.5 million of their remaining Shares. If Shares are sold back to Alibaba Group in the Qualified IPO, the purchase price per Share will be equal to the per share price in the Qualified IPO less specified fees and underwriter discounts.

On the Repurchase Closing Date, the Company and Alibaba Group entered into an amendment of their existing Technology and Intellectual Property License Agreement (the "TIPLA") pursuant to which Alibaba Group made a payment to the Company of $550 million in satisfaction of certain future royalty payments under the existing TIPLA. The Company will recognize this revenue over the remaining four-year term. For the year ended December 31, 2012, the Company recognized approximately $39 million in revenue related to the TIPLA. Alibaba Group will continue making royalty payments until the earlier of the fourth anniversary of the effective date of the amendment and a Qualified IPO. Pursuant to the terms of the TIPLA, the Company also recognized revenue of approximately $28 million, $44 million, and $86 million for the years ended December 31, 2010, 2011, and 2012, respectively.

The following table presents Alibaba Group's U.S. GAAP financial information, as derived from the Alibaba Group financial statements (in thousands):

	Twelve Months Ended September 30,		
	2010	2011	2012
Operating data(*):			
Revenue	$1,298,229	$2,344,973	$4,082,838
Gross profit	$ 986,455	$1,557,392	$2,764,314
(Loss) income from operations	$ (14,346)	$ 325,334	$ 687,632
Net income	$ 42,463	$ 339,552	$ 536,050
Net (loss) income attributable to Alibaba Group	$ (10,743)	$ 268,004	$ 484,511

	September 30, 2011	September 30, 2012
Balance sheet data(*):		
Current assets	$3,491,753	$4,062,823
Long-term assets	$2,993,329	$3,204,144
Current liabilities	$1,562,840	$2,624,656
Long-term liabilities	$ 134,160	$4,705,347
Convertible preferred shares	$ 1,415	$1,317,526
Noncontrolling interests	$ 406,805	$ 65,907

(*) In the period ended June 30, 2012, Alibaba Group purchased the remaining noncontrolling interest in Alibaba.com for total consideration of approximately $2.5 billion. The purchase was primarily financed by the issuance of debt. The excess of consideration over book value of the noncontrolling interest was recorded as a reduction to the shareholders' equity of Alibaba Group, which increased the Company's excess cost related to its investment in Alibaba Group.

Since acquiring its interest in Alibaba Group, the Company has recorded, in retained earnings, cumulative earnings in equity interests, net of tax, of $440 million and $661 million as of December 31, 2011 and 2012, respectively.

Equity Investment in Yahoo Japan. During April 1996, the Company signed a joint venture agreement with Softbank, which was amended in September 1997, whereby Yahoo Japan Corporation ("Yahoo Japan") was formed. Yahoo Japan was formed to establish and manage a local version of Yahoo! in Japan.

The investment in Yahoo Japan is being accounted for using the equity method and the total investment, including net tangible assets, identifiable intangible assets and goodwill, is classified as part of the investments in equity interests balance on the Company's consolidated balance sheets. The Company records its share of the results of Yahoo Japan and any related amortization expense, one quarter in arrears, within earnings in equity interests in the consolidated statements of income.

Yahoo Japan's financial statements are prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"). The Company makes adjustments to its earnings in equity interests line in the consolidated statements of income for any differences between U.S. GAAP and Japanese GAAP.

During the year ended December 31, 2011, the Company recorded $33 million in U.S. GAAP adjustments to Yahoo Japan's net income to reflect the Company's 35 percent share of non-cash losses related to impairments of assets held by Yahoo Japan. The $33 million recorded during the year ended December 31, 2011 primarily includes $7 million related to the Company's share of a non-cash loss in connection with an impairment of assets held by Yahoo Japan in the second quarter of 2011 and a $26 million, U.S. GAAP adjustment to Yahoo Japan's net income in the first quarter of 2011 to reflect the Company's share of an other-than-temporary impairment of a cost method investment of Yahoo Japan that resulted primarily from reductions in the projected operating results of the Yahoo Japan investee.

The fair value of the Company's ownership in the common stock of Yahoo Japan, based on the quoted stock price, was approximately $7 billion as of December 31, 2012.

During the years ended December 31, 2010, 2011 and 2012, the Company received cash dividends from Yahoo Japan in the amounts of $61 million, $75 million, and $84 million, net of tax, respectively, which were recorded as reductions in the Company's investment in Yahoo Japan.

The following tables present summarized financial information derived from Yahoo Japan's consolidated financial statements. The Company has made adjustments to the Yahoo Japan financial information to address differences between Japanese GAAP and U.S. GAAP that materially impact the summarized financial

information below. Due to these adjustments, the Yahoo Japan summarized financial information presented below is not materially different than such information presented on the basis of U.S. GAAP.

	Twelve Months Ended September 30,		
	2010	2011	2012
Operating data:			
Revenue	$3,563,989	$3,988,377	$4,265,824
Gross profit	$2,882,992	$3,311,357	$3,594,633
Income from operations	$1,679,221	$1,963,924	$2,189,323
Net income	$ 981,388	$1,114,637	$1,313,494
Net income attributable to Yahoo Japan	$ 975,715	$1,108,390	$1,308,539

	September 30,	
	2011	2012
Balance sheet data:		
Current assets	$3,622,833	$5,752,826
Long-term assets	$2,907,062	$1,837,829
Current liabilities	$1,117,773	$1,167,772
Long-term liabilities	$ 36,009	$ 49,461
Noncontrolling interests	$ 31,102	$ 31,034

Since acquiring its equity interest in Yahoo Japan, the Company has recorded cumulative earnings in equity interests, net of dividends received and related taxes on dividends, of $1.9 billion and $2.3 billion as of December 31, 2011 and 2012, respectively.

Under technology and trademark license and other commercial arrangements with Yahoo Japan, the Company records revenue from Yahoo Japan based on a percentage of advertising revenue earned by Yahoo Japan. The Company recorded revenue from Yahoo Japan of approximately $308 million, $287 million, and $281 million, respectively, for the years ended December 31, 2010, 2011, and 2012. As of December 31, 2011 and 2012, the Company had net receivable balances from Yahoo Japan of approximately $42 million and $43 million, respectively.

Note 9 DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, primarily forward contracts, to mitigate risk associated with adverse movements in foreign currency exchange rates. The Company evaluates the foreign currency risk and whether to apply hedge accounting using ASC 815.

Net Investment Hedges. In December 2012, the Company started hedging, on an after-tax basis, its net investment in Yahoo Japan with forward contracts to reduce the risk that its investment in Yahoo Japan will be adversely affected by foreign currency exchange rate fluctuations. The forward contracts have maturities ranging from 9 months to 15 months. The Company elected to apply hedge accounting on its forward contracts for the net investment hedge of Yahoo Japan. There was no ineffectiveness recorded for the net investment hedge for the year ended December 31, 2012. The Company recognizes net investment derivative instruments as either an asset or a liability on the Company's consolidated balance sheets at fair value. The notional amounts of the foreign currency forward contracts were $3 billion as of December 31, 2012. The fair value of the foreign currency forward contract assets were $3 million as of December 31, 2012, and are included in prepaid expenses and other current assets on the Company's consolidated balance sheet. A gain of $3 million was recorded for the year ended December 31, 2012 and was included in accumulated other comprehensive income on the Company's consolidated balance sheet. The Company did not enter into any net investment hedges in the years ended December 31, 2010 and 2011.

Balance Sheet Hedges. The Company recognizes balance sheet derivative instruments as either an asset or a liability on the Company's consolidated balance sheets at fair value. Changes in the fair value of these

derivatives are recorded in other income, net on the Company's consolidated statements of income. The notional amounts of these foreign currency forward contracts were $92 million and $356 million as of December 31, 2011 and 2012, respectively. The fair value of the foreign currency forward contract liabilities were $3 million and $5 million as of December 31, 2011 and 2012, respectively, and a loss of $3 million and a gain of $4 million were recorded for the years ended December 31, 2011 and 2012, respectively. The Company did not enter into any balance sheet hedges in the year ended December 31, 2010.

Note 10 Credit Facility

On October 19, 2012, the Company entered into a credit agreement (the "Credit Agreement") with Citibank, N.A., as Administrative Agent, and the other lenders party thereto from time to time. The Credit Agreement provides for a $750 million unsecured revolving credit facility for a term of 364 days, subject to extension for additional 364-day periods in accordance with the terms and conditions of the Credit Agreement. The Company may elect to increase the revolving credit facility by up to $250 million if existing or new lenders provide additional revolving commitments in accordance with the terms of the Credit Agreement. The proceeds from borrowings under the Credit Agreement, if any, are expected to be used for general corporate purposes. Borrowings under the Credit Agreement will bear interest at a rate equal to, at the Company's option, either (a) a customary London interbank offered rate (a "Eurodollar Rate"), or (b) a customary base rate (a "Base Rate"), in each case plus an applicable margin. The applicable margin for borrowings under the Credit Agreement will be based upon the leverage ratio of the Company and range from 1.25 percent to 1.50 percent with respect to Eurodollar Rate borrowings and 0.25 percent to 0.50 percent with respect to Base Rate borrowings.

As of December 31, 2012, the Company was in compliance with the financial covenants in the credit facility and no amounts were outstanding.

Note 11 Commitments and Contingencies

Lease Commitments. The Company leases office space and data centers under operating and capital lease agreements with original lease periods up to 12 years which expire between 2012 and 2022.

In 2008, the Company entered into an 11-year lease agreement for a data center in the western U.S. Of the total expected minimum lease commitment of $105 million, $21 million was classified as an operating lease for real estate and $84 million was classified as a capital lease for equipment. As of December 31, 2012, the Company had total expected and remaining minimum lease commitments of approximately $69 million over the lease term. The Company has the option to renew this lease for up to an additional 10 years.

During the second quarter of 2010, the Company acquired certain office space for a total of $72 million ($7 million in cash and the assumption of $65 million in debt). In the first quarter of 2010, the property was reclassified from an operating lease to a capital lease as a result of a commitment to purchase the property. Accordingly, in the second quarter the Company reduced the capital lease obligation for the $7 million cash outlay and reclassified the remaining $65 million as assumed debt in its consolidated balance sheets.

Rent expense for all operating leases was approximately $81 million, $84 million, and $76 million for 2010, 2011, and 2012, respectively.

Many of the Company's leases contain one or more of the following options which the Company can exercise at the end of the initial lease term: (i) renewal of the lease for a defined number of years at the then fair market rental rate or at a slight discount to the fair market rental rate; (ii) purchase of the property at the then fair market value; or (iii) right of first offer to lease additional space that becomes available.

Gross and net lease commitments as of December 31, 2012 can be summarized as follows (in millions):

	Gross Operating Lease Commitments	Sublease Income	Net Operating Lease Commitments
Years ending December 31,			
2013	$135	$(13)	$122
2014	106	(11)	95
2015	82	(7)	75
2016	46	(2)	44
2017	31	—	31
Due after 5 years	38	—	38
Total gross and net lease commitments	$438	$(33)	$405

	Capital Lease Commitment
Years ending December 31,	
2013	$ 9
2014	8
2015	8
2016	8
2017	9
Due after 5 years	13
Gross lease commitment	$ 55
Less: interest	(18)
Net lease commitment included in capital lease and other long-term liabilities	$ 37

Affiliate Commitments. In connection with contracts to provide advertising services to Affiliates, the Company is obligated to make payments, which represent TAC, to its Affiliates. As of December 31, 2012, these commitments totaled $78 million and will be payable in 2013.

Non-cancelable Obligations. The Company is obligated to make payments under various non-cancelable arrangements with vendors and other business partners, principally for marketing, bandwidth, co-location, and content arrangements. As of December 31, 2012, these commitments totaled $178 million, of which $98 million will be payable in 2013, $34 million will be payable in 2014, $15 million will be payable in 2015, $10 million will be payable in 2016, $3 million will be payable in 2017, and $18 million will be payable thereafter.

Intellectual Property Rights. The Company is committed to make certain payments under various intellectual property arrangements of up to $31 million through 2023.

Other Commitments. In the ordinary course of business, the Company may provide indemnifications of varying scope and terms to customers, vendors, lessors, joint ventures and business partners, purchasers of assets or subsidiaries and other parties with respect to certain matters, including, but not limited to, losses arising out of the Company's breach of agreements or representations and warranties made by the Company, services to be provided by the Company, intellectual property infringement claims made by third parties or, with respect to the sale of assets or a subsidiary, matters related to the Company's conduct of the business and tax matters prior to the sale. In addition, the Company has entered into indemnification agreements with its directors and certain of its officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The Company has also agreed to indemnify certain former officers, directors, and employees of acquired companies in connection with the acquisition of such companies. The Company maintains director and officer insurance, which may cover certain liabilities arising from its obligation to indemnify its directors and officers, and former directors and officers of acquired

companies, in certain circumstances. It is not possible to determine the aggregate maximum potential loss under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Such indemnification agreements might not be subject to maximum loss clauses. Historically, the Company has not incurred material costs as a result of obligations under these agreements and it has not accrued any liabilities related to such indemnification obligations in the Company's consolidated financial statements.

As of December 31, 2012, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market, or credit risk that could arise if the Company had engaged in such relationships. In addition, the Company identified no variable interests currently held in entities for which it is the primary beneficiary.

See Note 18—"Search Agreement with Microsoft Corporation" for a description of the Company's Search Agreement and License Agreement with Microsoft.

Legal Contingencies.

Intellectual Property Matters. From time to time, third parties assert patent infringement claims against the Company. Currently, the Company is engaged in lawsuits regarding patent issues and has been notified of other potential patent disputes. In addition, from time to time, the Company is subject to other legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights, trade secrets, and other intellectual property rights, claims related to employment matters, and a variety of other claims, including claims alleging defamation, invasion of privacy, or similar claims arising in connection with the Company's e-mail, message boards, photo and video sites, auction sites, shopping services, and other communications and community features.

Stockholder and Securities Matters. On June 14, 2007, a stockholder derivative action was filed in the United States District Court for the Central District of California by Jill Watkins against members of the Board and selected officers. The complaint filed by the plaintiff alleged breaches of fiduciary duties and corporate waste, similar to the allegations in a former class action relating to stock price declines during the period April 2004 to July 2006, and alleged violation of Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On July 16, 2009, the plaintiff Watkins voluntarily dismissed the action against all defendants without prejudice. On July 17, 2009, plaintiff Miguel Leyte-Vidal, who had substituted in as plaintiff prior to the dismissal of the federal Watkins action, re-filed a stockholder derivative action in Santa Clara County Superior Court against members of the Board and selected officers. The Santa Clara County Superior Court derivative action purports to assert causes of action on behalf of the Company for violation of specified provisions of the California Corporations Code, for breaches of fiduciary duty regarding financial accounting and insider selling and for unjust enrichment. On September 19, 2011, the Court sustained Yahoo!'s demurrer to plaintiff's third amended complaint without leave to amend. Plaintiff has appealed.

Since May 31, 2011, several related stockholder derivative suits were filed in the Santa Clara County Superior Court ("California Derivative Litigation") and the United States District Court for the Northern District of California ("Federal Derivative Litigation") purportedly on behalf of the Company against certain officers and directors of the Company and third parties. The California Derivative Litigation was filed by plaintiffs Cinotto, Lassoff, Zucker, and Koo, and consolidated under the caption *In re Yahoo! Inc. Derivative Shareholder Litigation* on June 24, 2011 and September 12, 2011. The Federal Derivative Litigation was filed by plaintiffs Salzman, Tawila, and Iron Workers Mid-South Pension Fund and consolidated under the caption *In re Yahoo! Inc. Shareholder Derivative Litigation* on October 3, 2011. The plaintiffs allege breaches of fiduciary duties, corporate waste, mismanagement, abuse of control, unjust enrichment, misappropriation of corporate assets, or contribution and seek damages, equitable relief, disgorgement and corporate governance changes in connection

with Alibaba Group's restructuring of its subsidiary Alipay and related disclosures. On June 7, 2012, the courts approved stipulations staying the California Derivative Litigation pending resolution of the Federal Derivative Litigation, and deferring the Federal Derivative Litigation pending a ruling on the motion to dismiss filed by the defendants in the related stockholder class actions, which are discussed below.

Since June 6, 2011, two purported stockholder class actions were filed in the United States District Court for the Northern District of California against the Company and certain officers and directors of the Company by plaintiffs Bonato and the Twin Cities Pipe Trades Pension Trust. In October 2011, the District Court consolidated the two actions under the caption *In re Yahoo! Inc. Securities Litigation* and appointed the Pension Trust Fund for Operating Engineers as lead plaintiff. In a consolidated amended complaint filed December 15, 2011, the lead plaintiff purports to represent a class of investors who purchased the Company's common stock between April 19, 2011 and July 29, 2011, and alleges that during that class period, defendants issued statements that were materially false or misleading because they did not disclose information relating to Alibaba Group's restructuring of Alipay. The complaint purports to assert claims for relief for violation of Section 10(b) and 20(a) of the Exchange Act and for violation of Rule 10b-5 thereunder, and seeks unspecified damages, injunctive and equitable relief, fees and costs. On August 10, 2012, the court granted defendants' motion to dismiss the consolidated amended complaint. Plaintiffs have appealed.

Mexico Matter. On November 16, 2011, plaintiffs Worldwide Directories, S.A. de C.V. ("WWD"), and Ideas Interactivas, S.A. de C.V. ("Ideas") filed an action in the 49th Civil Court of Mexico against the Company, Yahoo! de Mexico, S.A. de C.V. ("Yahoo! Mexico"), Yahoo International Subsidiary Holdings, Inc., and Yahoo Hispanic Americas LLC. The complaint alleged claims of breach of contract, breach of promise, and lost profits in connection with various commercial contracts entered into among the parties between 2002 and 2004, relating to a business listings service, and alleged total damages of approximately $2.75 billion. On December 7, 2011, Yahoo! Mexico filed a counterclaim against WWD for payments of approximately $2.6 million owed to Yahoo! Mexico for services rendered. On April 10, 2012, plaintiffs withdrew their claim filed against Yahoo International Subsidiary Holdings, Inc. and Yahoo Hispanic Americas LLC.

On November 28, 2012, the 49th Civil Court of Mexico entered a non-final judgment against the Company and Yahoo! Mexico in the amount of USD $2.75 billion and a non-final judgment in favor of Yahoo! Mexico on its counterclaim against WWD in the amount of $2.6 million. The judgment against the Company and Yahoo! Mexico purports to leave open for determination in future proceedings certain other alleged damages that were not quantified in the judgment. The judgment was issued by a law clerk to the trial court judge who presided over the entire case during the trial court proceedings but stepped down from his position shortly before the judgment was entered.

On December 12, 2012 and December 13, 2012, respectively, Yahoo! Mexico and the Company appealed the judgment to a three-magistrate panel of the Superior Court of Justice for the Federal District (the "Superior Court"). The appeals must be heard as a matter of law and are pending.

The Company believes the plaintiffs' claims are without legal or factual merit. First, the plaintiffs' claims are based on agreements that were either terminated by agreement with releases or had expired or terminated in accordance with their terms, a non-binding letter of intent pursuant to which no definitive agreements were ever entered into by the parties, and correspondence that did not constitute agreements. Second, the loss of profits of the type claimed by plaintiffs are not awardable under Mexico law because they were not a direct and immediate consequence of a breach of contract. Of the $2.75 billion in total damages alleged by plaintiffs, more than $2.4 billion were for loss of profits. Third, the plaintiffs' alleged damages and loss of profits were further precluded by the agreements at issue through, among other things, contractual and legal limitations of liability. Fourth, the plaintiffs' pleadings in the complaint, as well as documentary evidence filed by the plaintiffs in support of their allegations, were generally deficient to support or establish plaintiffs' claims. Fifth, the decision failed to consider substantially all of the defenses asserted by the Company and Yahoo! Mexico. Finally, the Company believes that the law clerk who entered the judgment lacked the requisite authority to issue the judgment.

The Company does not believe that it is probable that the judgment will be sustained on appeal and, accordingly, has not recorded an accrual for the judgment.

The Company cannot predict the timing of a decision or assure the ultimate outcome of its appeals. The Company intends to vigorously pursue all of its appeals. If the current appeals were to be unsuccessful, the Company and Yahoo! Mexico may file a petition with the Mexican Federal Civil Collegiate Court for the First Circuit (the "Civil Collegiate Court") to challenge the decision of the Superior Court as unconstitutional, unlawful, or both. If filed, this petition also must be heard as a matter of law. The parties may then petition for review of any decision of the Civil Collegiate Court to the Supreme Court of Justice of the Nation of Mexico (the "Mexico Supreme Court"). A petition to the Mexico Supreme Court, if filed, is granted at the discretion of the Mexico Supreme Court and its review is limited to interpretations of the Constitution of Mexico or the constitutionality of a provision of Mexico law.

The Company has determined, based on current knowledge, that the amount or range of reasonably possible losses, including reasonably possible losses in excess of amounts already accrued, is not reasonably estimable with respect to certain matters described above. The Company has also determined, based on current knowledge, that the aggregate amount or range of losses that are estimable with respect to the Company's legal proceedings, including the matters described above other than the Mexico matter, would not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. Amounts accrued as of December 31, 2011 and December 31, 2012 were not material. The ultimate outcome of legal proceedings involves judgments, estimates and inherent uncertainties, and cannot be predicted with certainty. In the event of a determination adverse to Yahoo!, its subsidiaries, directors, or officers in these matters including in the Mexico matter, however, the Company may incur substantial monetary liability and/or be required to change its business practices. Either of these events could have a material adverse effect on the Company's financial position, results of operations, or cash flows. The Company may also incur substantial legal fees, which are expensed as incurred, in defending against these.

Note 12 STOCKHOLDERS' EQUITY

The Board has the authority to issue up to 10 million shares of preferred stock and to determine the price, rights, preferences, privileges, and restrictions, including voting rights, of those shares without any further vote or action by the stockholders.

Stock Repurchases. The Company repurchases its common stock from time to time in part to reduce the dilutive effects of its stock options, awards, and employee stock purchase plan.

In June 2010, the Board authorized a stock repurchase program allowing the Company to repurchase up to $3 billion of its outstanding shares of common stock from time to time. That repurchase program, which by its terms, would have expired in June 2013, was exhausted during the third quarter of 2012. In May 2012, the Board authorized a stock repurchase program allowing the Company to repurchase up to an additional $5 billion of its outstanding shares of common stock from time to time. The May 2012 repurchase program, according to its terms, will expire in June 2015 unless revoked earlier by the Board. Repurchases under the repurchase programs may take place in the open market or in privately negotiated transactions, including derivative transactions, and may be made under a Rule 10b5-1 plan.

Under the October 2006 program, in the year ended December 31, 2010, 63 million shares were repurchased under the October 2006 program for a total of $973 million, which exhausted the repurchase under the October 2006 program, and 56 million shares were repurchased under the June 2010 program for a total of $776 million, resulting in aggregate repurchases during the period of 119 million shares for a total of $1.7 billion at an average price of $14.68 per share. During the year ended December 31, 2011, 110 million shares were repurchased under the June 2010 program for a total of $1.6 billion at an average price of $14.75 per share. During the year ended December 31, 2012, the Company repurchased approximately 126 million shares of its common stock under the

June 2010 and May 2012 stock repurchase programs at an average price of $17.20 per share for a total of $2.2 billion. The June 2010 program was exhausted during 2012. As of December 31, 2012, the May 2012 program had remaining authorized purchase capacity of $3.4 billion.

During the year ended December 31, 2011, the Company retired 82 million shares, resulting in reductions of $82 thousand in common stock, $643 million in additional paid-in capital, and $559 million in retained earnings. During the year ended December 31, 2012, the Company retired 79 million shares, resulting in reductions of $79 thousand in common stock, $631 million in additional paid-in capital, and $585 million in retained earnings. Treasury stock is accounted for under the cost method.

Note 13 EMPLOYEE BENEFITS

Benefit Plans. The Company maintains the Yahoo! Inc. 401(k) Plan (the "401(k) Plan") for its full-time employees in the U.S. The 401(k) Plan allows employees of the Company to contribute up to the Internal Revenue Code prescribed maximum amount. Employees may elect to contribute from 1 to 50 percent of their annual compensation to the 401(k) Plan. The Company matches employee contributions at a rate of 25 percent, up to the IRS prescribed amount. Both employee and employer contributions vest immediately upon contribution. During 2010, 2011, and 2012, the Company's contributions to the 401(k) Plan amounted to approximately $21 million, $20 million, and $19 million, respectively. The Company also contributed approximately $23 million, $24 million, and $22 million to its other defined contribution retirement benefit plans outside of the U.S. for 2010, 2011, and 2012, respectively.

Stock Plans. The 1995 Stock Plan provides for the issuance of stock-based awards to employees, including executive officers, and consultants. The 1995 Stock Plan permits the granting of incentive stock options, non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, and dividend equivalents.

Options granted under the 1995 Stock Plan before May 19, 2005 generally expire 10 years after the grant date, and options granted after May 19, 2005 generally expire seven years after the grant date. Options generally become exercisable over a four-year period based on continued employment and vest either monthly, quarterly, semi-annually, or annually.

The 1995 Stock Plan permits the granting of restricted stock and restricted stock units (collectively referred to as "restricted stock awards"). The restricted stock award vesting criteria are generally the passing of time, meeting certain performance-based objectives, or a combination of both, and continued employment through the vesting period (which varies but generally does not exceed four years). Restricted stock award grants are generally measured at fair value on the date of grant based on the number of shares granted and the quoted price of the Company's common stock. Such value is recognized as an expense over the corresponding service period.

The 1995 Stock Plan provides for the issuance of a maximum of 754 million shares of which 109 million shares were still available for award grant purposes as of December 31, 2012. Each share of the Company's common stock issued in settlement of "full-value awards" (which include all awards other than options and stock appreciation rights) granted on or after June 25, 2009 under the 1995 Stock Plan is counted as 1.75 shares against the 1995 Stock Plan's share limit.

The Directors' Plan provides for the grant of nonqualified stock options and restricted stock units to non-employee directors of the Company. The Directors' Plan provides for the issuance of up to 9 million shares of the Company's common stock, of which approximately 5 million were still available for award grant purposes as of December 31, 2012. Each share of the Company's common stock issued in settlement of restricted stock units granted after the Company's 2006 annual meeting of shareholders under the Directors' Plan is counted as 1.75 shares against the Directors' Plan's share limit.

Options granted under the Directors' Plan before May 25, 2006 generally become exercisable, based on continued service as a director, for initial grants to new directors, in equal monthly installments over four years,

and for annual grants, with 25 percent of such options vesting on the one year anniversary of the date of grant and the remaining options vesting in equal monthly installments over the remaining 36-month period thereafter. Such options generally expire seven to 10 years after the grant date. Options granted on or after May 25, 2006 become exercisable, based on continued service as a director, in equal quarterly installments over one year. Such options generally expire seven years after the grant date.

Restricted stock units granted under the Directors' Plan generally vest in equal quarterly installments over a one-year period following the date of grant and, once vested, are generally payable in an equal number of shares of the Company's common stock on the earlier of the end of the one-year vesting period or the date the director ceases to be a member of the Board (subject to any deferral election that may be made by the director).

Non-employee directors are also permitted to elect an award of restricted stock units or a stock option under the Directors' Plan in lieu of a cash payment of fees for serving as chairperson of a committee of the Board. Such stock options or restricted stock unit awards granted in lieu of cash for chairperson fees are fully vested on the grant date.

Employee Stock Purchase Plan. The Employee Stock Purchase Plan allows employees to purchase shares of the Company's common stock through payroll deductions of up to 15 percent of their compensation subject to certain Internal Revenue Code limitations. Prior to November 2012, the price of common stock purchased under the plan was equal to 85 percent of the lower of the fair market value of the common stock on the commencement date of each 24-month offering period or the specified purchase date. Beginning in November 2012, the Employee Stock Purchase Plan was modified to consist of three-month offering periods. The price of the common stock purchased under the plan after November 2012 will be equal to 90 percent of the lower of the fair market value of the common stock on the commencement date of each three-month offering period or the specified purchase date.

The Employee Stock Purchase Plan provides for the issuance of a maximum of 75 million shares of common stock of which 19 million shares were available as of December 31, 2012. For the years ended December 31, 2010, 2011, and 2012, stock-based compensation expense related to the activity under the plan was $26 million, $46 million, and $31 million, respectively. As of December 31, 2012, there was $19 million of unamortized stock-based compensation cost related to the Employee Stock Purchase Plan which will be recognized over a weighted average period of 1.1 years.

The Company's 1995 Stock Plan, the Directors' Plan, and other stock-based award plans assumed through acquisitions are collectively referred to as the "Plans." Stock option activity under the Company's Plans is summarized as follows (in thousands, except years and per share amounts):

	Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	62,439	$21.94	3.07	$80,211
Options granted	19,235	$17.05		
Options exercised[1]	(11,212)	$12.76		
Options cancelled/forfeited	(11,040)	$14.85		
Options expired	(21,330)	$26.94		
Outstanding at December 31, 2012	38,092	$21.42	4.19	$78,387
Vested and expected to vest at December 31, 2012[2]	35,317	$21.34	3.93	$73,082
Exercisable at December 31, 2012	21,079	$24.16	2.02	$34,315

(1) The Company issued new shares to satisfy stock option exercises.

(2) The expected to vest options are the result of applying the pre-vesting forfeiture rate assumptions to total outstanding options.

The weighted average grant date fair value of options granted in the years ended December 31, 2010, 2011, and 2012 was $5.27, $5.04, and $4.36 per share, respectively.

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company's common stock on December 31, 2012 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2012.

The total intrinsic value of options exercised in the years ended December 31, 2010, 2011, and 2012 was $49 million, $46 million, and $45 million, respectively.

As of December 31, 2012, there was $30 million of unamortized stock-based compensation expense related to unvested stock options, which is expected to be recognized over a weighted average period of 1.5 years.

Cash received from option exercises and purchases of shares under the Employee Stock Purchase Plan for the year ended December 31, 2012 was $218 million.

The total net tax benefit attributable to stock options exercised in the year ended December 31, 2012 was $14 million.

The fair value of option grants is determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Stock Options			Purchase Plans[5]		
	Years Ended December 31,			Years Ended December 31,		
	2010	2011	2012	2010	2011	2012
Expected dividend yield[1]	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate[2]	1.6%	1.3%	0.6%	1.2%	0.4%	0.4%
Expected volatility[3]	34.7%	36.9%	31.9%	60.5%	35.6%	33.7%
Expected life (in years)[4]	4.06	4.03	4.02	0.55	1.04	1.21

(1) The Company currently has no history or expectation of paying cash dividends on its common stock in the near future.

(2) The risk-free interest rate is based on the U.S. Treasury yield for a term consistent with the expected term of the awards in effect at the time of grant.

(3) The Company estimates the volatility of its common stock at the date of grant based on the implied volatility of publicly traded options on its common stock, with a term of one year or greater.

(4) The expected life of stock options granted under the Plans is based on historical exercise patterns, which the Company believes are representative of future behavior. New grants issued by the Company had an expected life of 4.5 years in 2010, 4.25 years in 2011, and 4.00 years in 2012. Options assumed in acquisitions had expected lives of less than 4 years.

(5) Assumptions for the Employee Stock Purchase Plan relate to the annual average of the enrollment periods. During the year ended December 31, 2012, enrollment was permitted in May and November of each year. Beginning in 2013, enrollment will be permitted in February, May, August, and November of each year.

Restricted stock awards activity for the year ended December 31, 2012 is summarized as follows (in thousands, except per share amounts):

	Shares	Weighted Average Grant Date Fair Value
Awarded and unvested at December 31, 2011	38,775	$17.28
Granted	25,023	$15.67
Assumed	351	$16.61
Vested	(10,715)	$15.96
Forfeited	(19,633)	$15.35
Awarded and unvested at December 31, 2012	33,801	$17.63

As of December 31, 2012, there was $281 million of unamortized stock-based compensation cost related to unvested restricted stock awards, which is expected to be recognized over a weighted average period of 2.5 years. The total fair value of restricted stock awards vested during the years ended December 31, 2010, 2011, and 2012 was $195 million, $136 million, and $171 million, respectively.

During the year ended December 31, 2012, 10.7 million shares subject to previously granted restricted stock awards vested. A majority of these vested restricted stock awards were net share settled. The Company withheld 3.9 million shares based upon the Company's closing stock price on the vesting date to settle the employees' minimum statutory obligation for the applicable income and other employment taxes. The Company then remitted cash to the appropriate taxing authorities.

Total payments for the employees' tax obligations to the relevant taxing authorities were $61 million for the year ended December 31, 2012 and are reflected as a financing activity within the consolidated statements of cash flows. The payments were used for tax withholdings related to the net share settlements of restricted stock units. The payments had the effect of share repurchases by the Company as they reduced the number of shares that would have otherwise been issued on the vesting date and were recorded as a reduction of additional paid-in capital.

In 2010, 2011, and 2012, $131 million, $71 million, and $36 million, respectively, of excess tax benefits from stock-based awards for options exercised and restricted stock awards that vested in current and prior periods were included as a source of cash flows from financing activities. These excess tax benefits represent the reduction in income taxes otherwise payable during the period, attributable to the actual gross tax benefits in excess of the expected tax benefits for options exercised and restricted stock awards that vested in current and prior periods. The Company has accumulated excess tax deductions relating to stock options exercised and restricted stock awards that vested prior to January 1, 2006 available to reduce income taxes otherwise payable. To the extent such deductions reduce income taxes payable in the current year, they are reported as financing activities in the consolidated statements of cash flows.

CEO 2012 Annual Equity Awards. Marissa A. Mayer, the Company's Chief Executive Officer, received an equity award for 2012 that will vest over three years. A total of $6 million of this equity award was granted as restricted stock units on July 26, 2012 and will vest over three years. The remaining portion of this equity award was granted in November 2012 as a performance-based stock option that will vest over the two and a half years after July 26, 2012, subject to satisfaction of performance criteria. See below for additional discussion of the performance-based stock options.

After 2012, Ms. Mayer will be eligible to receive annual equity grants when such grants are made to senior executives. Subject to the discretion of the Compensation and Leadership Development Committee of the Board of Directors (the "Compensation Committee"), the Company contemplates that the target value of such awards will not be less than the target value of her 2012 annual grant.

CEO One-Time Retention Award. Ms. Mayer received a one-time retention equity award that will vest over five years. A total of $15 million of this equity award was granted as restricted stock units on July 26, 2012 and will vest over five years. The remaining $15 million portion of this equity award was granted in November 2012 as a performance-based stock option that will vest over the four and a half years after July 26, 2012, subject to satisfaction of performance criteria. See below for additional discussion of the performance-based stock options.

CEO Make-Whole Restricted Stock Units. To partially compensate Ms. Mayer for forfeiture of compensation from her previous employer, on July 26, 2012 she was granted restricted stock units with a grant-date value of $14 million (the "Make-Whole RSUs"). The Make-Whole RSUs are scheduled to vest on the following schedule, based on grant date values: $7 million in 2013 and $3 million in 2014. $4 million of the Make-Whole RSUs vested in 2012.

Former CEO Inducement and Make-Up Equity. On January 27, 2012, Mr. Scott Thompson, former Chief Executive Officer, was granted an award of restricted stock units under the 1995 Stock Plan with an aggregate

value of $6.5 million on the date of grant (the "Thompson Make-Whole RSUs"). On February 10, 2012, Mr. Thompson received a make-whole cash bonus of $1.5 million (the "Make-Whole Cash Bonus"). The Thompson Make-Whole RSUs and the Make-Whole Cash Bonus compensated Mr. Thompson for the forfeiture of the value of his cash bonus and equity awards from his previous employer. The Thompson Make-Whole RSUs vested as to a number of stock units with a grant date value of $5.5 million on March 15, 2012 and the remaining stock units were forfeited upon Mr. Thompson's resignation as Yahoo!'s Chief Executive Officer and President effective May 12, 2012.

The Company recorded total stock-based compensation expense of $6 million for year ended December 31, 2012 in connection with the equity grants made to Mr. Thompson pursuant to the terms of his employment letter agreement with the Company.

Performance-Based Executive Incentive Equity Awards. In November 2012, the Compensation Committee approved long-term performance-based stock options to Ms. Mayer and other senior officers that vest based on the Company's achievement of certain performance goals. The number of stock options which ultimately vest will range from 0 percent to 100 percent of the target amount stated in each executive's award agreement based on the attainment of performance targets. The stock options generally will vest in equal installments over periods ranging from six months to four and a half years based on the Company's attainment of certain financial performance targets as well as the executive's continued employment through the vesting period. The financial performance metrics (and their weightings) are revenue ex-TAC (50 percent), operating income (30 percent) and free cash flow (20 percent), in each case subject to adjustments specified in the award agreements. The financial performance targets for each metric are established at the beginning of each performance period and, accordingly, the tranche of the award subject to each target is treated as a separate annual grant for accounting purposes. In January 2013, financial performance targets were established for the first performance period (the six months ending June 30, 2013) and the second performance period (the full year ending December 31, 2013). The fair values of the first and second tranche of the November 2012 financial performance stock option grant were $12 million and $14 million, respectively. The Company began recording stock-based compensation expense in January 2013, when the financial performance targets were established and approved.

Note 14 RESTRUCTURING CHARGES, NET

Restructuring charges, net consists of costs associated with the Restructuring Plans Prior to 2012, the Q2'12 Restructuring Plan, and the Q4'12 Korea Business Closure. These charges include employee severance pay and related costs, accelerations and reversals of stock-based compensation expense, facility restructuring costs, contract termination and other non-cash charges associated with the exit of facilities, as well as reversals of restructuring charges arising from changes in estimates.

For the years ended December 31, 2010, 2011, and 2012, restructuring charges, net was comprised of the following (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012			
	Restructuring Plans Prior to 2012	Restructuring Plans Prior to 2012	Restructuring Plans Prior to 2012	Q2'12 Restructuring Plan	Q4'12 Korea Business Closure	Total
Employee severance pay and related costs	$39,652	$12,965	$1,169	$ 96,537	$ 4,998	$102,704
Non-cancelable lease, contract terminations, and other charges	19,737	10,251	8,462	9,541	8,996	26,999
Other non-cash charges, net	2,779	990	—	40,462	69,434	109,896
Sub-total before (reversals) accelerations of stock-based compensation expense	62,168	24,206	9,631	146,540	83,428	239,599
(Reversals) accelerations of stock-based compensation expense	(4,211)	214	—	(3,429)	—	(3,429)
Restructuring charges, net	$57,957	$24,420	$9,631	$143,111	$83,428	$236,170

Although the Company does not allocate restructuring charges to its segments, the amounts of the restructuring charges relating to each segment are presented below. For the years ended December 31, 2010, 2011, and 2012, restructuring charges, net consists of the following (in thousands):

	Year Ended December 31, 2010
	Restructuring Plans Prior to 2012
Americas	$38,965
EMEA	16,735
Asia Pacific	2,257
Restructuring charges, net	$57,957

	Year Ended December 31, 2011
	Restructuring Plans Prior to 2012
Americas	$22,244
EMEA	952
Asia Pacific	1,224
Restructuring charges, net	$24,420

	Year Ended December 31, 2012			
	Restructuring Plans Prior to 2012	Q2'12 Restructuring Plan	Q4'12 Korea Business Closure	Total
Americas	$9,834	$ 92,789	$ —	$102,623
EMEA	(617)	45,977	—	45,360
Asia Pacific	414	4,345	83,428	88,187
Restructuring charges, net	$9,631	$143,111	$83,428	$236,170

Restructuring Plans Prior to 2012. Prior to 2012, the Company implemented workforce reductions, a strategic realignment, and consolidation of certain real estate facilities and data centers to reduce its cost structure, align resources with its product strategy, and improve efficiency. During the year ended December 31, 2010, the Company incurred total pre-tax cash charges of $59 million in severance, facility and other related costs, net of reversal for adjustments to original estimates totaling $9 million. In addition to the pre-tax cash charges, the Company recorded a non-cash charge of $3 million related to asset impairment and a $4 million credit related to non-cash stock-based compensation expense reversals for unvested stock awards that were forfeited. Of the $58 million in restructuring charges, net, recorded in the year ended December 31, 2010, $39 million related to the Americas segment, $17 million related to the EMEA segment and $2 million related to the Asia Pacific segment. During the year ended December 31, 2011, the Company incurred total pre-tax cash charges of $23 million in severance, facility and other related costs, net of reversal for adjustments to original estimates totaling $12 million. In addition to the pre-tax cash charges, the Company recorded a non-cash charge of $1 million related to asset impairment. Of the $24 million in restructuring charges, net, recorded in the year ended December 31, 2011, $22 million related to the Americas segment, $1 million related to the EMEA segment, and $1 million related to the Asia Pacific segment. During the year ended December 31, 2012, the Company recorded total pre-tax cash charges of $10 million in severance, facility, and other related costs, net of reversal for adjustments to original estimates totaling $5 million. The majority of $10 million in restructuring charges, net, recorded in the year ended December 31, 2012, related to the Americas segment.

Q2'12 Restructuring Plan. During the second quarter of 2012, the Company began implementing the Q2'12 Restructuring Plan to reduce its worldwide workforce by approximately 2,000 employees and to consolidate certain real estate and data center facilities. During the year ended December 31 2012, the Company recorded total pre-tax cash charges of $139 million in severance and facility related costs and $40 million in non-cash facility and other asset impairment charges. The total pre-tax charges were offset by changes to original estimates of $33 million in severance related costs recognized throughout 2012, primarily as a result of redeployments and voluntary resignations of employees prior to their planned severance dates and a $3 million credit related to non-cash stock-based compensation expense reversals for unvested stock awards that were forfeited. Of the $143 million in restructuring charges, net, recorded in the year ended December 31, 2012, $93 million related to the Americas segment, $46 million related to the EMEA segment, and $4 million related to the Asia Pacific segment.

Q4'12 Korea Business Closure. During the fourth quarter of 2012, the Company decided to close its Korea business by the end of 2012 to streamline its operations and focus its resources. During the year ended December 31, 2012, the Company incurred total pre-tax cash charges of $13 million in severance and contract termination costs. In addition to the pre-tax cash charges, the Company recorded a non-cash charge of $86 million related to goodwill and other asset impairment and a non-cash credit approximately of $16 million related to the reversal of previously recorded cumulative foreign currency translation adjustment. As a result, the Company recorded a net $83 million in restructuring charges all related to the Asia Pacific segment for the year ended December 31, 2012.

Restructuring Accruals. The $73 million restructuring liability as of December 31, 2012 consists of $35 million for employee severance pay expenses, which the Company expects to pay out by the end of the fourth quarter of 2013 and $38 million relates to non-cancelable lease and contract termination costs that the Company expects to pay over the terms of the related obligations which extend to the fourth quarter of 2021.

The activity in the Company's restructuring accruals for the years ended December 31, 2011 and 2012 is summarized as follows (in thousands):

	Restructuring Plans Prior to 2012	Q2'12 Restructuring Plan	Q4'12 Korea Business Closure	Total
Balance as of January 1, 2011	$ 87,102	$ —	$ —	$ 87,102
Employee severance pay and related costs	22,151	—	—	22,151
Non-cash reversals of stock-based compensation expense	214	—	—	214
Non-cancelable lease, contract termination, and other charges	13,025	—	—	13,025
Other non-cash charges	990	—	—	990
Changes in estimates and reversals of previous charges	(11,960)	—	—	(11,960)
Restructuring charges, net for the year ended December 31, 2011	$ 24,420	$ —	$ —	$ 24,420
Cash paid	(62,205)	—	—	(62,205)
Non-cash reversals of stock-based compensation expense	(214)	—	—	(214)
Other non-cash charges	(270)	—	—	(270)
Foreign currency	294	—	—	294
Balance as of December 31, 2011	$ 49,127	$ —	$ —	$ 49,127
Employee severance pay and related costs	5,924	128,701	4,998	139,623
Non-cash reversals of stock-based compensation expense	—	(3,429)	—	(3,429)
Non-cancelable lease, contract termination, and other charges	8,792	9,997	8,996	27,785
Other non-cash charges	—	40,462	69,434	109,896
Changes in estimates and reversals of previous charges	(5,085)	(32,620)	—	(37,705)
Restructuring charges, net for the year ended December 31, 2012	$ 9,631	$143,111	$ 83,428	$ 236,170
Cash paid	(30,746)	(68,018)	(4,307)	(103,071)
Non-cash reversals of stock-based compensation expense	—	3,429	—	3,429
Other non-cash charges	(232)	(40,148)	(69,157)	(109,537)
Foreign currency	(64)	(3,325)	138	(3,251)
Balance as of December 31, 2012	$ 27,716	$ 35,049	$ 10,102	$ 72,867

As of December 31, restructuring accruals were included in the Company's consolidated balance sheets as follows (in thousands):

	2011	2012
Accrued expenses and other current liabilities	$26,743	$57,642
Capital lease and other long-term liabilities	22,384	15,225
Total restructuring accruals	$49,127	$72,867

As of December 31, restructuring accruals by segment consisted of the following (in thousands):

	2011	2012
Americas	$41,199	$42,689
EMEA	6,948	18,144
Asia Pacific	980	12,034
Total restructuring accruals	$49,127	$72,867

Note 15 INCOME TAXES

The components of income before income taxes and earnings in equity interests are as follows (in thousands):

	Years Ended December 31,		
	2010	2011	2012
United States	$ 872,042	$533,262	$5,056,643
Foreign	198,351	294,254	157,564
Income before income taxes and earnings in equity interests	$1,070,393	$827,516	$5,214,207

The provision for income taxes is composed of the following (in thousands):

	Years Ended December 31,		
	2010	2011	2012
Current:			
United States federal	$ 26,342	$141,922	$2,278,759
State	39,258	(11,037)	361,788
Foreign	43,341	40,490	68,816
Total current provision for income taxes	108,941	171,375	2,709,363
Deferred:			
United States federal	67,621	77,012	(741,628)
State	37,438	(4,437)	(29,470)
Foreign	7,523	(2,183)	1,778
Total deferred provision (benefit) for income taxes	112,582	70,392	(769,320)
Provision for income taxes	$221,523	$241,767	$1,940,043

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to income before income taxes and earnings in equity interests as follows (in thousands):

	Years Ended December 31,		
	2010	2011	2012
Income tax at the U.S. federal statutory rate of 35 percent	$ 374,638	$289,630	$1,824,973
State income taxes, net of federal benefit	54,268	4,627	237,637
Change in valuation allowance	(1,315)	(5,975)	(82)
Stock-based compensation expense	4,404	18,213	17,703
Research tax credits	(10,345)	(10,499)	—
Effect of non-U.S. operations	(17,344)	(42,806)	(135,753)
Resolution with tax authorities	(159,168)	(14,685)	(4,711)
Tax gain in excess of book gain from sales of Zimbra, Inc. and HotJobs due to basis differences	23,184	—	—
Tax restructuring	(43,361)	—	—
Other	(3,438)	3,262	276
Provision for income taxes	$ 221,523	$241,767	$1,940,043

Significant variances year over year as shown above are further explained as follows:

- In 2012, the Company made a one-time distribution of foreign earnings resulting in an overall net benefit of approximately $117 million. The benefit is primarily due to excess foreign tax credits. Of the $117 million, $102 million is included above within "effect of non-U.S. operations."
- State taxes were higher in 2010 due to a reduction of deferred tax assets associated with an effective tax rate reduction in California that started in 2011.
- In 2010, the Company had a favorable resolution of certain issues in an IRS examination of its 2005 and 2006 U.S. federal income tax returns resulting in a reduction of reserves for tax uncertainties and the availability of capital loss carryforwards to offset the tax on the gain from the sales of Zimbra, Inc. and HotJobs.
- During 2010, in connection with tax restructuring activities, the Company reached a formal agreement with the IRS through a pre-filing agreement to treat certain intercompany bad debts as deductible business expenses on the 2009 federal income tax return.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred income tax assets and liabilities are as follows (in thousands):

	December 31,	
	2011	2012
Deferred income tax assets:		
Net operating loss and tax credit carryforwards	$ 152,810	$219,054
Stock-based compensation expense	143,799	81,910
Non-deductible reserves and expenses	79,240	161,782
Unrealized investment gains	3,497	3,584
Intangible assets	6,632	5,861
Gross deferred income tax assets	385,978	472,191
Valuation allowance	(53,140)	(51,503)
Deferred income tax assets	$ 332,838	$420,688
Deferred income tax liabilities:		
Purchased intangible assets	(36,127)	(29,960)
Investments in equity interests	(535,396)	(13,120)
Deferred income tax liabilities	$(571,523)	$ (43,080)
Net deferred income tax assets (liabilities)	$(238,685)	$377,608

As of December 31, 2012, the Company's federal and state net operating loss carryforwards for income tax purposes were approximately $143 million and $127 million, respectively. The federal and state net operating loss carryforwards are subject to various limitations under Section 382 of the Internal Revenue Code and applicable state tax law. If not utilized, the federal and state net operating loss carryforwards will begin to expire in 2021. The Company's state research tax credit carryforward for income tax purposes is approximately $167 million and it can be carried forward indefinitely. Tax credit carryforwards that result from the exercise of employee stock options are not recorded on the Company's consolidated balance sheets and are accounted for as a credit to additional paid-in capital if and when realized through a reduction in income taxes payable.

The Company has a valuation allowance of approximately $52 million as of December 31, 2012 against certain deferred income tax assets that are not more likely than not to be realized in future periods. In evaluating the Company's ability to realize its deferred income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction by jurisdiction basis. The valuation allowance as of December 31, 2012 relates to foreign net operating loss carryforwards that will reduce the provision for income taxes if and when recognized.

In connection with a review of the Company's cash position and anticipated cash needs for investment in the Company's core business, including potential acquisitions and capital expenditures, and stock repurchases, the Company made a one-time repatriation of foreign earnings and return of basis of foreign subsidiaries of $962 million from certain of its consolidated foreign subsidiaries in 2012. The distribution resulted in a net tax benefit of approximately $117 million during the twelve months ended December 31, 2012 since the foreign tax credits associated with the distribution are greater than the tax due on the distribution of the foreign earnings. The remaining undistributed foreign earnings of approximately $2 billion, principally related to Yahoo Japan, will continue to be indefinitely reinvested going forward. If these earnings were to be repatriated in the future, the Company may be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits). It is not practicable to determine the income tax liability that might be incurred if these earnings were to be repatriated.

The total amount of gross unrecognized tax benefits was $727 million as of December 31, 2012, of which up to $523 million would affect the Company's effective tax rate if realized. A reconciliation of the beginning and ending amount of unrecognized tax benefits in 2011 and 2012 is as follows (in thousands):

	2011	2012
Unrecognized tax benefits balance at January 1	$ 597,055	$532,862
Gross increase for tax positions of prior years	21,001	9,441
Gross decrease for tax positions of prior years	(111,597)	(32,513)
Gross increase for tax positions of current year	37,966	231,525
Settlements	(9,617)	(10,520)
Lapse of statute of limitations	(1,946)	(3,428)
Unrecognized tax benefits balance at December 31	$ 532,862	$727,367

The total unrecognized tax benefits as of December 31, 2011 and 2012 include approximately $139 million and $84 million, respectively, of unrecognized tax benefits that have been netted against the related deferred tax assets. The remaining balances are recorded on the Company's consolidated balance sheets as follows (in thousands):

	December 31,	
	2011	2012
Total unrecognized tax benefits balance	$ 532,862	$727,367
Amounts netted against related deferred tax assets	(139,258)	(83,635)
Unrecognized tax benefits recorded on consolidated balance sheets	$ 393,604	$643,732
Amounts classified as accrued expenses and other current liabilities	$ —	$ 30,484
Amounts classified as deferred and other long-term tax liabilities, net	393,604	613,248
Unrecognized tax benefits recorded on consolidated balance sheets	$ 393,604	$643,732

The Company recognizes interest and/or penalties related to uncertain tax positions in income tax expense. To the extent accrued interest and penalties do not ultimately become payable, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision in the period that such determination is made. During 2011 and 2012, interest and penalties recorded in the consolidated statements of income were a credit of $2 million and a charge of $37 million, respectively. The amounts of accrued interest and penalties recorded on the consolidated balance sheets as of December 31, 2011 and 2012 were approximately $14 million and $51 million, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and in many U.S. state and foreign jurisdictions. The tax years 1995 to 2010 remain open to examination by the major taxing jurisdictions in which the Company is subject to tax.

During the last quarter of 2011, the Company commenced discussions with the IRS Appeals Division to settle the contested adjustments for certain intercompany transfer- pricing matters from the 2005 and 2006 income tax examination. A tentative agreement has been reached and if the matter is resolved on the basis that is currently being discussed with the IRS, then the settlement will not cause the Company to have tax exposure beyond what has already been provided. The Company has protested similar transfer-pricing adjustments to our 2007 and 2008 income tax returns. No hearings with the IRS Appeals Division have been held. The Company's 2009 and 2010 U.S. income tax returns are currently under IRS examination.

As of December 31, 2012, the Company's 2005 through 2008 tax returns are also under various stages of audit by the California Franchise Tax Board. While the Franchise Tax Board has not reached any conclusions on the 2007 and 2008 returns, the Company has protested the proposed adjustments to the 2005 and 2006 returns. The Company is also in various stages of examination and appeal in connection with its taxes in other U.S. states and in foreign jurisdictions, which generally span tax years 2005 through 2010.

While it is difficult to determine when the examinations will be settled or their final outcomes, certain audits in various jurisdictions related to multinational income tax issues are expected to be resolved in the foreseeable future. As a result, it is reasonably possible that the unrecognized tax benefits could be reduced by up to approximately $90 million in the next twelve months. The Company believes that it has adequately provided for any reasonably foreseeable adjustment and that any settlement will not have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

The Company may have additional tax liabilities in China related to the sale to Alibaba Group of 523 million ordinary shares of Alibaba Group that took place during the year ended December 31, 2012. Any taxes assessed and paid in China are expected to be ultimately offset and recovered in the U.S.

During the year ended December 31, 2012, tax authorities from the Brazilian State of Sao Paulo assessed certain indirect taxes against the Company's Brazilian subsidiary, Yahoo! do Brasil Internet Ltda., related to online advertising services. The assessment totaling approximately $85 million is for calendar years 2008 and 2009. The Company currently believes the assessment is without merit. The Company does not believe that it is probable the assessment will be sustained upon appeal and, accordingly, has not recorded an accrual for the assessment.

Note 16 Related Party Transactions

Revenue from related parties, excluding Yahoo Japan and Alibaba Group, represented approximately 1 percent of total revenue for the years ended December 31, 2010, 2011, and 2012. Management believes that the terms of the agreements with these related parties are comparable to the terms obtained in arm's-length transactions with unrelated similarly situated customers of the Company.

See Note 8—"Investments in Equity Interests" for additional information related to transactions involving Yahoo Japan and Alibaba Group.

Note 17 Segments

The Company manages its business geographically. The primary areas of measurement and decision-making are the Americas, EMEA (Europe, Middle East and Africa) and Asia Pacific. Management relies on an internal reporting process that provides revenue ex-TAC, which is defined as revenue less TAC, direct costs excluding TAC by segment, and consolidated income from operations for making decisions related to the evaluation of the financial performance of, and allocating resources to, the Company's segments.

The following tables present summarized information by segment (in thousands):

	Years Ended December 31,		
	2010	2011	2012
Revenue by segment:			
Americas	$4,425,457	$3,302,989	$3,461,633
EMEA	579,145	629,383	472,061
Asia Pacific	1,320,049	1,051,827	1,052,872
Total revenue	6,324,651	4,984,199	4,986,566
TAC by segment:			
Americas	957,608	160,110	182,511
EMEA	210,261	221,916	114,230
Asia Pacific	568,554	221,345	222,165
Total TAC	1,736,423	603,371	518,906
Revenue ex-TAC by segment:			
Americas	3,467,849	3,142,879	3,279,122
EMEA	368,884	407,467	357,831
Asia Pacific	751,495	830,482	830,707
Total revenue ex-TAC	4,588,228	4,380,828	4,467,660
Direct costs by segment[(1)]:			
Americas	704,858	696,103	733,316
EMEA	149,594	165,750	161,990
Asia Pacific	175,589	225,417	224,114
Global operating costs[(2)(3)]	1,847,832	1,638,975	1,672,070
Depreciation and amortization	656,396	625,864	649,267
Stock-based compensation expense	223,478	203,958	224,365
Restructuring charges, net	57,957	24,420	236,170
Income from operations	$ 772,524	$ 800,341	$ 566,368

(1) Direct costs for each segment include cost of revenue-other, as well as other operating expenses that are directly attributable to the segment such as employee compensation expense (excluding stock-based compensation expense), local sales and marketing expenses, and facilities expenses. Beginning in 2012, marketing and customer advocacy costs are managed locally and included as direct costs for each segment. Prior period amounts have been revised to conform to the current presentation.

(2) Global operating costs include product development, service engineering and operations, general and administrative, and other corporate expenses that are managed on a global basis and that are not directly attributable to any particular segment. Prior to 2012, marketing and customer advocacy costs were managed on a global basis and included as global operating costs. Prior period amounts have been revised to conform to the current presentation.

(3) The net cost reimbursements from Microsoft pursuant to the Search Agreement are primarily included in global operating costs.

	Years Ended December 31,		
	2010	2011	2012
Capital expenditures, net:			
Americas	$563,129	$437,804	$437,978
EMEA	58,533	49,371	27,074
Asia Pacific	92,416	106,119	40,455
Total capital expenditures, net	$714,078	$593,294	$505,507

	December 31,	
	2011	2012
Property and equipment, net:		
Americas:		
U.S.	$1,486,596	$1,483,225
Other	2,500	1,869
Total Americas	$1,489,096	$1,485,094
EMEA	79,955	59,416
Asia Pacific	161,837	141,335
Total property and equipment, net	$1,730,888	$1,685,845

See also Note 5—"Goodwill" and Note 14—"Restructuring Charges, Net" for additional information regarding segments.

Enterprise Wide Disclosures:

The following table presents revenue for groups of similar services (in thousands):

	Years Ended December 31,		
	2010	2011	2012
Display	$2,154,886	$2,160,309	$2,142,818
Search	3,161,589	1,853,110	1,885,860
Other	1,008,176	970,780	957,888
Total revenue	$6,324,651	$4,984,199	$4,986,566

	Years Ended December 31,		
	2010	2011	2012
Revenue:			
U.S.	$4,259,157	$3,112,998	$3,294,206
International	2,065,494	1,871,201	1,692,360
Total revenue	$6,324,651	$4,984,199	$4,986,566

Revenue is attributed to individual countries according to the online property that generated the revenue. No single foreign country was material to revenue in 2010, 2011, and 2012, respectively.

Note 18 SEARCH AGREEMENT WITH MICROSOFT CORPORATION

On December 4, 2009, the Company entered into the Search Agreement with Microsoft, which provides for Microsoft to be the exclusive algorithmic and paid search services provider on Yahoo! Properties and non-exclusive provider of such services on Affiliate sites. The Company also entered into a License Agreement with Microsoft. Under the License Agreement, Microsoft acquired an exclusive 10-year license to the Company's core search technology and will have the ability to integrate this technology into its existing Web search platforms. The Company received regulatory clearance from both the U.S. Department of Justice and the European Commission on February 18, 2010 and commenced implementation of the Search Agreement on February 23, 2010. Under the Search Agreement, the Company will be the exclusive worldwide relationship sales force for both companies' premium search advertisers, which include advertisers meeting certain spending or other criteria, advertising agencies that specialize in or offer search engine marketing services and their clients, and resellers and their clients seeking assistance with their paid search accounts. The term of the Search Agreement is 10 years from February 23, 2010, subject to earlier termination as provided in the Search Agreement.

During the first five years of the term of the Search Agreement, in the transitioned markets the Company is entitled to receive 88 percent of the revenue generated from Microsoft's services on Yahoo! Properties (the "Revenue Share Rate") and the Company is also entitled to receive 88 percent of the revenue generated from Microsoft's services on Affiliate sites after the Affiliate's share of revenue. For new Affiliates during the term of the Search Agreement, and for all Affiliates after the first five years of such term, the Company will receive 88 percent of the revenue generated from Microsoft's services on Affiliate sites after the Affiliate's share of revenue and certain Microsoft costs are deducted. On the fifth anniversary of the date of implementation of the Search Agreement, Microsoft will have the option to terminate the Company's sales exclusivity for premium search advertisers. If Microsoft exercises its option, the Revenue Share Rate will increase to 93 percent for the remainder of the term of the Search Agreement, unless the Company exercises its option to retain the Company's sales exclusivity, in which case the Revenue Share Rate would be reduced to 83 percent for the remainder of the term. If Microsoft does not exercise such option, the Revenue Share Rate will be 90 percent for the remainder of the term of the Search Agreement. In the transitioned markets, the Company reports as revenue the 88 percent revenue share as the Company is not the primary obligor in the arrangement with the advertisers and publishers. The underlying search advertising services are provided by Microsoft.

As of December 31, 2011 and December 31, 2012, the Company had collected a total amount of $66 million and nil, respectively, on behalf of Microsoft and Affiliates, which was included in cash and cash equivalents as of December 31, 2011 and December 31, 2012, respectively, with a corresponding liability in accrued expenses and other current liabilities. The Company's uncollected 88 percent share in connection with the Search Agreement was $203 million and $258 million, which is included in accounts receivable, net, as of December 31, 2011 and December 31, 2012, respectively.

Under the Search Agreement, for each market, Microsoft generally guarantees Yahoo!'s revenue per search ("RPS Guarantee") on Yahoo! Properties only for 18 months after the transition of paid search services to Microsoft's platform in that market. In the fourth quarter of 2011, Microsoft agreed to extend the RPS Guarantee in the U.S. and Canada through March 2013. The RPS Guarantee is calculated based on the difference in revenue per search between the pre-transition and post-transition periods and certain other factors. The Company records the RPS Guarantee as search revenue in the quarter the amount becomes fixed, which would typically be the quarter in which the associated shortfall in revenue per search occurred.

The Company completed the transition of its algorithmic and paid search platforms to the Microsoft platform in the U.S. and Canada in the fourth quarter of 2010. In 2011, the Company completed the transition of algorithmic search in all other markets and the transition of paid search in India. In 2012, the Company completed the transition of paid search in most EMEA markets as well as six markets in Latin America. We are continuing to work with Microsoft on transitioning paid search in the remaining markets. The market-by-market transition of the Company's paid search platform to Microsoft's platform and the migration of paid search advertisers and publishers to Microsoft's platform are expected to continue through 2013, and possibly into 2014.

From February 23, 2010 until the applicable services are fully transitioned to Microsoft in all markets, Microsoft will also reimburse the Company for the costs of operating algorithmic and paid search services subject to specified exclusions and limitations. The Company's results for the years ended December 31, 2010, 2011 and 2012 reflect $268 million, $212 million, and $67 million, respectively, in search operating cost reimbursements from Microsoft under the Search Agreement. Search operating cost reimbursements began during the quarter ended March 31, 2010 and will, subject to specified exclusions and limitations, continue until the Company has fully transitioned to Microsoft's platform.

The Company's results for the year ended December 31, 2010 also reflect transition cost reimbursements from Microsoft under the Search Agreement, which were equal to the transition costs of $81 million incurred by Yahoo! related to the Search Agreement in the year ended December 31, 2010. In addition, in the year ended December 31, 2010, $43 million was recorded for reimbursement of transition costs incurred in 2009. The 2009 transition cost reimbursements were recorded in 2010 after regulatory clearance in the U.S. and Europe was

received, implementation of the Search Agreement commenced, and Microsoft became obligated to make such payments. The Company's results for the year ended December 31, 2011 reflect transition cost reimbursements from Microsoft under the Search Agreement, which were equal to the transition costs of $26 million incurred by Yahoo! related to the Search Agreement in the year ended December 31, 2011. During the third quarter of 2011, the Company's cumulative transition costs exceeded Microsoft's $150 million reimbursement cap under the Search Agreement. Transition costs the Company incurs in excess of the $150 million reimbursement cap are not subject to reimbursement.

Reimbursement receivables are recorded as the reimbursable costs are incurred and are applied against the operating expense categories in which the costs were incurred. As of December 31, 2011, a total of $238 million of reimbursable expenses related to 2011 had been incurred by the Company related to the Search Agreement. Of that amount, $16 million had not been received from Microsoft and was classified as part of prepaid expenses and other current assets on the Company's consolidated balance sheets as of December 31, 2011. As of December 31, 2012, a total of $67 million of search operating cost reimbursable had been incurred by the Company related to the Search Agreement. Of that amount, $5 million had not been received from Microsoft and was classified as part of prepaid expenses and other current assets on the Company's consolidated balance sheets as of December 31, 2012.

Note 19 SUBSEQUENT EVENTS

Stock Repurchase Transactions. From January 1, 2013 through February 28, 2013, the Company repurchased approximately 33 million shares of its common stock at an average price of $20.23 per share, for a total of $663 million.

Net Investment Hedge. On January 22, 2013, the Company entered into an additional forward contract to further hedge its net investment in Yahoo Japan. The forward contract has a term of 9 months, a notional amount of $200 million and is accounted for as a net investment hedge under ASC 815.

Schedule II—Valuation and Qualifying Accounts
Years Ended December 31, 2010, 2011, and 2012

	Balance at Beginning of Year	Charged to Expenses	Write-Offs Net of, Recoveries	Balance at End of Year
		(In thousands)		
Accounts receivable				
Allowance for doubtful accounts				
2010	41,003	4,944	(22,972)	22,975
2011	22,975	18,147	(10,980)	30,142
2012	30,142	12,868	(10,375)	32,635

	Balance at Beginning of Year	Charged to Expenses	Charged (Credited) to Other Accounts(*)	Balance at End of Year
		(In thousands)		
Deferred tax asset valuation allowance				
2010	63,364	(1,315)	(1,873)	60,176
2011	60,176	(5,975)	(1,061)	53,140
2012	53,140	(82)	(1,555)	51,503

(*) Amounts not charged (credited) to expenses are charged (credited) to stockholders' equity, deferred tax assets (liabilities), or goodwill.

Selected Quarterly Financial Data
(Unaudited)

	Quarters Ended							
	March 31, 2011[1]	June 30, 2011[2]	September 30, 2011[3]	December 31, 2011[4]	March 31, 2012[5]	June 30, 2012[6]	September 30, 2012[7]	December 31, 2012[8]
	(In thousands, except per share amounts)							
Revenue	$1,214,357	$1,229,024	$1,216,665	$1,324,153	$1,221,233	$1,217,794	$ 1,201,732	$1,345,807
Total operating expenses	$1,024,612	$1,038,129	$1,039,411	$1,081,706	$1,051,857	$1,162,981	$ 1,049,543	$1,155,817
Income from operations	$ 189,745	$ 190,895	$ 177,254	$ 242,447	$ 169,376	$ 54,813	$ 152,189	$ 189,990
Other income (expense), net	$ 5,027	$ (5,666)	$ 18,046	$ 9,768	$ 2,278	$ 20,175	$ 4,607,656	$ 17,730
Provision for income taxes	$ (52,120)	$ (55,629)	$ (55,731)	$ (78,287)	$ (56,419)	$ (26,523)	$(1,774,094)	$ (83,007)
Earnings in equity interests	$ 82,180	$ 108,902	$ 158,775	$ 127,063	$ 172,243	$ 179,991	$ 175,265	$ 148,939
Net income attributable to Yahoo! Inc.	$ 222,992	$ 236,972	$ 293,291	$ 295,572	$ 286,343	$ 226,631	$ 3,160,238	$ 272,267
Net income attributable to Yahoo! Inc. common stockholders per share—basic	$ 0.17	$ 0.18	$ 0.23	$ 0.24	$ 0.24	$ 0.19	$ 2.66	$ 0.24
Net income attributable to Yahoo! Inc. common stockholders per share—diluted	$ 0.17	$ 0.18	$ 0.23	$ 0.24	$ 0.23	$ 0.18	$ 2.64	$ 0.23
Shares used in per share calculation—basic	1,309,064	1,299,947	1,253,044	1,234,904	1,215,783	1,213,320	1,186,046	1,155,950
Shares used in per share calculation—diluted	1,320,185	1,308,359	1,259,576	1,241,009	1,226,486	1,221,719	1,195,085	1,168,336

(1) Net income attributable to Yahoo! Inc. for the quarter ended March 31, 2011 includes Yahoo!'s non-cash loss related to an impairment of an investment held by Yahoo Japan, net of taxes, which is included in earnings in equity interests of $26 million and net restructuring charges of $11 million.

(2) Net income attributable to Yahoo! Inc. for the quarter ended June 30, 2011 includes Yahoo!'s share of the non-cash loss related to impairments of assets held by Yahoo Japan, which is included in earnings in equity interests of $7 million and net restructuring charges of less than $1 million.

(3) Net income attributable to Yahoo! Inc. for the quarter ended September 30, 2011 includes non-cash gain related to the dilution of the Company's ownership interest in Alibaba Group, which is included in earnings in equity interests of $25 million and net restructuring reversal of $3 million.

(4) Net income attributable to Yahoo! Inc. for the quarter ended December 31, 2011 includes net restructuring charges of $16 million.

(5) Net income attributable to Yahoo! Inc. for the quarter ended March 31, 2012 includes net restructuring charges of $6 million.

(6) Net income attributable to Yahoo! Inc. for the quarter ended June 30, 2012 includes net restructuring charges of $129 million.

(7) Net income attributable to Yahoo! Inc. for the quarter ended September 30, 2012 includes net restructuring charges of $25 million and pre-tax gain of $4.6 billion related to the sale of Alibaba Group Shares, which is included in other income, net.

(8) Net income attributable to Yahoo! Inc. for the quarter ended December 31, 2012 includes a one-time distribution of foreign earnings resulting in an overall net benefit of approximately $117 million and net restructuring charges of $77 million.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's principal executive officer and principal financial officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on such evaluation, the Company's principal executive officer and principal financial officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the Company's management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2012.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of December 31, 2012, which appears on page 64.

Changes in Internal Control Over Financial Reporting

There have been no changes in Yahoo!'s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Item 9B. *Other Information*

Not applicable.

Part III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item is incorporated by reference to Yahoo!'s Proxy Statement for its 2013 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2012.

In addition, the Board has adopted a code of ethics, which is posted on the Company's website at www.yahoo.com. The code of ethics may be found as follows: From our main web page, first click on "About Yahoo!" at the bottom of the page, then on "Corporate Governance" under the "Investor Relations" heading and then click on "Yahoo! Code of Ethics" under the "Document" heading.

The Company's code of ethics applies to the Company's directors and employees, including our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Global Controller, and to contractors of the Company. The code of ethics sets forth the fundamental principles and key policies and procedures that govern the conduct of the Company's business. The Company's employees receive training on the code of ethics. We intend to disclose any amendment to, or waiver from, certain provisions of the code of ethics for our directors and executive officers, including our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Global Controller or persons performing similar functions, by posting such information on our website, at the address and location specified above.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to Yahoo!'s Proxy Statement for its 2013 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2012.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to Yahoo!'s Proxy Statement for its 2013 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2012.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to Yahoo!'s Proxy Statement for its 2013 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2012.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference to Yahoo!'s Proxy Statement for its 2013 Annual Meeting of Shareholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2012.

Part IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as part of this report:

1. *Consolidated Financial Statements:*

	Page
Index To Consolidated Financial Statements	
Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm	64
Consolidated Balance Sheets as of December 31, 2011 and 2012	65
Consolidated Statements of Income for each of the three years in the period ended December 31, 2012	66
Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2012	67
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended December 31, 2012	68
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2012	69
Notes to Consolidated Financial Statements	70

2. *Financial Statement Schedules:*

Financial Statement Schedules:	
II—Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2012	113
All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto	
Supplementary Financial Data:	
Selected Quarterly Financial Data (unaudited) for the two years ended December 31, 2012	114

3. *Exhibits:*

The exhibits listed in the Exhibit Index (following the signatures page of this report) are filed with, or incorporated by reference in, this report.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 28th day of February 2013.

YAHOO! INC.

By: /s/ KEN GOLDMAN

Ken Goldman
Chief Financial Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ken Goldman and Ronald S. Bell, his or her attorneys-in-fact, each with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with Exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MARISSA A. MAYER **Marissa A. Mayer**	Chief Executive Officer, President and Director (Principal Executive Officer)	February 28, 2013
/s/ KEN GOLDMAN **Ken Goldman**	Chief Financial Officer (Principal Financial Officer)	February 28, 2013
/s/ AMAN S. KOTHARI **Aman S. Kothari**	SVP, Global Controller and Chief Accounting Officer (Principal Accounting Officer)	February 28, 2013
/s/ ALFRED J. AMOROSO **Alfred J. Amoroso**	Chairman of the Board	February 28, 2013
John D. Hayes	Director	
/s/ SUSAN M. JAMES **Susan M. James**	Director	February 28, 2013
/s/ MAX R. LEVCHIN **Max R. Levchin**	Director	February 28, 2013
Peter Liguori	Director	
/s/ DANIEL S. LOEB **Daniel S. Loeb**	Director	February 28, 2013

Signature	Title	Date
/s/ THOMAS J. MCINERNEY **Thomas J. McInerney**	Director	February 28, 2013
/s/ MAYNARD G. WEBB, JR. **Maynard G. Webb, Jr.**	Director	February 28, 2013
/s/ HARRY L. WILSON **Harry L. Wilson**	Director	February 28, 2013
/s/ MICHAEL J. WOLF **Michael J. Wolf**	Director	February 28, 2013

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this Annual Report on Form 10-K (and are numbered in accordance with Item 601 of Regulation S-K). Pursuant to Item 601(a)(2) of Regulation S-K, this exhibit index immediately precedes the exhibits.

Exhibit Number	Description
2.1	Share Repurchase and Preference Share Sale Agreement, by and between Alibaba Group Holding Limited, the Registrant, and Yahoo! Hong Kong Holdings Limited, dated as of May 20, 2012 (previously filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed May 24, 2012 and incorporated herein by reference).
2.2	First Amendment to Share Repurchase and Preference Share Sale Agreement, by and between Alibaba Group Holding Limited, the Registrant, and Yahoo! Hong Kong Holdings Limited, dated as of September 11, 2012 (previously filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed September 19, 2012 and incorporated herein by reference).
3.1(A)	Amended and Restated Certificate of Incorporation of the Registrant (previously filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q filed July 28, 2000 and incorporated herein by reference).
3.1(B)	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant (included as Exhibit A within the Amended and Restated Rights Agreement, dated as of April 1, 2005, by and between the Registrant and Equiserve Trust Company, N.A., as rights agent (previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed April 4, 2005 and incorporated herein by reference)).
3.2	Amended and Restated Bylaws of the Registrant (previously filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K/A filed December 20, 2010 and incorporated herein by reference).
4.1	Form of the Registrant's Common Stock certificate (previously filed as Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2012 and incorporated herein by reference).
10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed November 6, 2009 and incorporated herein by reference).
10.2(A)+	Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 13, 2012 and incorporated herein by reference).
10.2(B)+	Form of Stock Option Agreement, including Notice of Stock Option Grant, under the Yahoo! Inc.1995 Stock Plan (previously filed as Exhibit 10.2(B) to the Registrant's Quarterly Report on Form 10-Q filed November 6, 2009 and incorporated herein by reference).
10.2(C)+	Form of Stock Option Agreement for Executives, including Notice of Stock Option Grant to Executive, under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.2(C) to the Registrant's Annual Report on Form 10-K filed February 28, 2011 and incorporated herein by reference).
10.2(D)+	Form of Restricted Stock Unit Award Agreement under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.2(D) to the Registrant's Quarterly Report on Form 10-Q filed November 6, 2009 and incorporated herein by reference).
10.2(E)+	Form of Restricted Stock Unit Award Agreement for Executives under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.2(E) to the Registrant's Annual Report on Form 10-K filed February 28, 2011 and incorporated herein by reference).

Exhibit Number	Description
10.2(F)+	Form of Restricted Stock Unit Award Agreement for Executives (version 2) under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.2(F) to the Registrant's Annual Report on Form 10-K filed February 29, 2012 and incorporated herein by reference).
10.2(G)+	Form of Performance Restricted Stock Unit Award Agreement (TSR version) under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.2(F) to the Registrant's Annual Report on Form 10-K filed February 26, 2010 and incorporated herein by reference).
10.2(H)+	Form of Performance Restricted Stock Unit Award Agreement (2010 AFP version) under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.2(I) to the Registrant's Annual Report on Form 10-K filed February 26, 2010 and incorporated herein by reference).
10.2(I)+	Form of Letter Amendment (2011) to Performance Restricted Stock Unit Award Agreement (2010 AFP version) under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.2(K) to the Registrant's Annual Report on Form 10-K filed February 28, 2011 and incorporated herein by reference).
10.2(J)+	Form of Second Letter Amendment (2012) to Performance Restricted Stock Unit Award Agreement (2010 AFP version) under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.2(M) to the Registrant's Annual Report on Form 10-K filed February 29, 2012 and incorporated herein by reference).
10.2(K)+	Form of Performance Restricted Stock Unit Award Agreement under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.2(L) to the Registrant's Annual Report on Form 10-K filed February 28, 2011 and incorporated herein by reference).
10.2(L)+	Form of Restricted Stock Award Agreement under the Yahoo! 1995 Stock Plan (previously filed as Exhibit 10.2(F) to the Registrant's Quarterly Report on Form 10-Q filed November 6, 2009 and incorporated herein by reference).
10.2(M)+	Form of Stock Appreciation Rights Award Agreement under the Yahoo! Inc. 1995 Stock Plan (previously filed as Exhibit 10.23(D) to the Registrant's Quarterly Report on Form 10-Q filed August 8, 2007 and incorporated herein by reference).
10.3(A)+	Yahoo! Inc. 1996 Employee Stock Purchase Plan (previously filed as Exhibit 10.3(A) to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2012 and incorporated herein by reference).
10.3(B)+	Form of Enrollment Agreement under the Yahoo! Inc. 1996 Employee Stock Purchase Plan (previously filed as Exhibit 10.3(B) to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2012 and incorporated herein by reference).
10.4(A)+	Yahoo! Inc. 1996 Directors' Stock Plan (previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed July 13, 2012 and incorporated herein by reference).
10.4(B)+	Form of Director Nonstatutory Stock Option Agreement, including Notice of Grant, under the Yahoo! Inc. 1996 Directors' Stock Plan (previously filed as Exhibit 10.4(B) to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2010 and incorporated herein by reference).
10.4(C)+	Form of Notice of Restricted Stock Unit Grant and Director Restricted Stock Unit Award Agreement under the Yahoo! Inc. 1996 Directors' Stock Plan (previously filed as Exhibit 10.4(C) to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2010 and incorporated herein by reference).
10.5	Joint Venture Agreement dated April 1, 1996 by and between the Registrant and SOFTBANK Corporation (previously filed as Exhibit 10.7 to the Registrant's Annual Report on Form 10-K filed March 21, 2003 and incorporated herein by reference).

Exhibit Number	Description
10.6	Amendment Agreement dated September 17, 1997 by and between Registrant and SOFTBANK Corporation (previously filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed March 21, 2003 and incorporated herein by reference).
10.7	Yahoo Japan License Agreement dated April 1, 1996 by and between the Registrant and Yahoo Japan Corporation (previously filed as Exhibit 10.43 to Amendment No. 2 to the Registrant's Registration Statement on Form S-3, Registration No. 333-100298, filed on December 23, 2002 and incorporated herein by reference).
10.8	Amendment to Yahoo Japan License Agreement dated September 12, 1997 by and between the Registrant and Yahoo Japan Corporation (previously filed as Exhibit 10.40 to Amendment No. 1 of the Registrant's Registration Statement on Form S-3, Registration No. 333-100298, filed on November 27, 2002 and incorporated herein by reference).
10.9	Amendment No. 2 to Yahoo Japan License Agreement dated January 31, 2005 by and between the Registrant and Yahoo Japan Corporation (previously filed as Exhibit 10.30 to the Registrant's Annual Report on Form 10-K filed March 11, 2005 and incorporated herein by reference).
10.10+	Summary of Compensation Payable to Named Executive Officers (previously filed as Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q filed November 8, 2012 and incorporated herein by reference).
10.11+	2012 Yahoo! Inc. Executive Incentive Plan (previously filed as Exhibit 10.11 to the Registrant's Annual Report on Form 10-K filed February 29, 2012 and incorporated herein by reference).
10.12+	Form of Severance Agreement (previously filed as Exhibit 10.14 to the Registrant's Annual Report on Form 10-K filed February 28, 2011 and incorporated herein by reference).
10.13+	Yahoo! Inc. Change in Control Employee Severance Plan for Level I and Level II Employees, as amended on December 10, 2008 (previously filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K filed February 27, 2009 and incorporated herein by reference).
10.14(A)+	Employment Letter Agreement, dated June 5, 2009, between the Registrant and Timothy R. Morse (previously filed as Exhibit 10.20 to the Registrant's Quarterly Report on Form 10-Q filed August 7, 2009 and incorporated herein by reference).
10.14(B)+	Separation Agreement, dated October 16, 2012, between Yahoo! Inc. and Timothy R. Morse (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 17, 2012 and incorporated herein by reference).
10.15(A)†	Letter Agreement, dated July 29, 2009, between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.21(A) to the Registrant's Quarterly Report on Form 10-Q filed November 6, 2009 and incorporated herein by reference).
10.15(B)†	Search and Advertising Services and Sales Agreement, dated December 4, 2009, between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.18(B) to the Registrant's Annual Report on Form 10-K filed February 26, 2010 and incorporated herein by reference).
10.15(C)†	License Agreement, dated December 4, 2009, between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.18(C) to the Registrant's Annual Report on Form 10-K filed February 26, 2010 and incorporated herein by reference).
10.15(D)†	First Amendment to Search and Advertising Services and Sales Agreement, dated as of July 14, 2010, by and between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.18(D) to the Registrant's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).

Exhibit Number	Description
10.15(E)†	Second Amendment to Search and Advertising Services and Sales Agreement, dated as of October 10, 2010, by and between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.18(E) to the Registrant's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
10.15(F)†	Third Amendment to Search and Advertising Services and Sales Agreement, dated as of March 31, 2011, by and between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.18(F) to the Registrant's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
10.15(G)†	Amendment No. 1 to License Agreement, dated as of October 10, 2010, by and between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.18(G) to the Registrant's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
10.15(H)†	Fourth Amendment to Search and Advertising Services and Sales Agreement, dated as of December 13, 2010, by and between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.18(H) to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q filed December 2, 2011 and incorporated herein by reference).
10.15(I)†	Fifth Amendment to Search and Advertising Services and Sales Agreement, dated as of July 2, 2011, by and between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.18(I) to Amendment No. 1 to the Registrant's Quarterly Report on Form 10-Q filed December 2, 2011 and incorporated herein by reference).
10.15(J)†	Sixth Amendment to Search and Advertising Services and Sales Agreement, dated as of October 14, 2011, by and between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.18(J) to the Registrant's Quarterly Report on Form 10-Q filed November 7, 2011 and incorporated herein by reference).
10.15(K)†	Seventh Amendment to Search and Advertising Services and Sales Agreement, dated as of January 1, 2012, by and between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.16(K) to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2012 and incorporated herein by reference).
10.15(L)†	Eighth Amendment to Search and Advertising Services and Sales Agreement, dated as of June 6, 2012, by and between the Registrant and Microsoft Corporation (previously filed as Exhibit 10.16(L) to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2012 and incorporated herein by reference).
10.16+	Employment Offer Letter, dated May 28, 2010, between the Registrant and Blake Irving (previously filed as Exhibit 10.20 to the Registrant's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
10.17(A)+	Employment Offer letter, dated October 27, 2010, between the Registrant and Ross Levinsohn (previously filed as Exhibit 10.21 to the Registrant's Quarterly Report on Form 10-Q filed May 10, 2011 and incorporated herein by reference).
10.17(B)+	Notice of Stock Option Grant and Stock Option Award Agreement, dated July 26, 2012, between the Registrant and Ross B. Levinsohn (previously filed as Exhibit 10.18(B) to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2012).
10.17(C)+	Restricted Stock Unit Award Agreement, dated July 26, 2012, between the Registrant and Ross B. Levinsohn (previously filed as Exhibit 10.18(C) to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2012).
10.17(D)+	Separation Agreement, dated July 30, 2012, between the Registrant and Ross B. Levinsohn (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 30, 2012 and incorporated herein by reference).

Exhibit Number	Description
10.18(A)†	Framework Agreement, dated as of July 29, 2011, by and among the Registrant, Alibaba Group Holding Limited, Softbank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma Yun, Joseph C. Tsai and certain joinder parties (previously filed as Exhibit 10.1 to Amendment No. 1 to the Registrant's Current Report on Form 8-K filed August 12, 2011 and incorporated herein by reference).
10.18(B)*	Amendment to Framework Agreement, dated as of November 15, 2012, by and among the Registrant, Alibaba Group Holding Limited, Softbank Corp., Alipay.com Co., Ltd., APN Ltd., Zhejiang Alibaba E-Commerce Co., Ltd., Jack Ma Yun, Joseph C. Tsai and certain joinder parties.
10.19(A)+	Letter Agreement, dated January 3, 2012, between the Registrant and Scott Thompson (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 3, 2012 and incorporated herein by reference).
10.19(B)+	Form of Restricted Stock Unit Award Agreement (CEO Make-Whole Grant) between the Registrant and Scott Thompson (previously filed as Exhibit 10.20(B) to the Registrant's Annual Report on Form 10-K filed February 29, 2012 and incorporated herein by reference).
10.19(C)+	Form of Restricted Stock Unit Award Agreement (CEO Inducement Grant) between the Registrant and Scott Thompson (previously filed as Exhibit 10.20(C) to the Registrant's Annual Report on Form 10-K filed February 29, 2012 and incorporated herein by reference).
10.19(D)+	Form of Restricted Stock Unit Award Agreement (CEO Annual Grant) between the Registrant and Scott Thompson (previously filed as Exhibit 10.20(D) to the Registrant's Annual Report on Form 10-K filed February 29, 2012 and incorporated herein by reference).
10.19(E)+	Separation Agreement, dated May 12, 2012, between the Registrant and Scott Thompson (previously filed as Exhibit 99.02 to the Registrant's Current Report on Form 8-K filed May 14, 2012 and incorporated herein by reference).
10.20	Settlement Agreement, dated May 13, 2012, among the Registrant, Third Point LLC and each of the other persons set forth on the signature pages thereto (previously filed as Exhibit 99.01 to the Registrant's Current Report on Form 8-K filed May 14, 2012 and incorporated herein by reference).
10.21(A)+	Employment Offer Letter, dated July 16, 2012, between the Registrant and Marissa A. Mayer (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed July 19, 2012 and incorporated herein by reference).
10.21(B)+	Restricted Stock Unit Award Agreement (CEO Make-Whole Grant), dated July 26, 2012, between the Registrant and Marissa A. Mayer (previously filed as Exhibit 10.22(B) to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2012).
10.21(C)+	Form of Restricted Stock Unit Award Agreement (CEO Retention and Annual Grants), between the Registrant and Marissa A. Mayer (previously filed as Exhibit 10.22(C) to the Registrant's Quarterly Report on Form 10-Q filed August 9, 2012).
10.21(D)+*	Performance Stock Option Agreement (Retention Grant), including Notice of Performance Stock Option Grant, dated November 29, 2012, between the Registrant and Marissa A. Mayer.
10.21(E)+*	Performance Stock Option Agreement (Annual Grant), including Notice of Performance Stock Option Grant, dated November 29, 2012, between the Registrant and Marissa A. Mayer.
10.22(A)+	Employment Offer Letter, dated September 23, 2012, between the Registrant and Ken Goldman (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed September 26, 2012 and incorporated herein by reference).

Exhibit Number	Description
10.22(B)+*	Performance Stock Option Agreement, including Notice of Performance Stock Option Grant, dated November 29, 2012, between the Registrant and Ken Goldman.
10.23(A)+	Employment Offer Letter, dated October 15, 2012, between the Registrant and Henrique de Castro (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 15, 2012 and incorporated herein by reference).
10.23(B)+*	Restricted Stock Unit Award Agreement (Make-Whole Grant), dated November 29, 2012, between the Registrant and Henrique de Castro.
10.23(C)+*	Restricted Stock Unit Award Agreement (Initial Grant), dated November 29, 2012, between the Registrant and Henrique de Castro.
10.23(D)+*	Performance Stock Option Agreement, including Notice of Performance Stock Option Grant, dated November 29, 2012, between the Registrant and Henrique de Castro.
10.24	Credit Agreement, dated as of October 19, 2012, by and among the Registrant, the initial lenders named therein, Citibank, N.A., as Administrative Agent, HSBC Bank USA, National Association as Syndication Agent and Citigroup Global Markets Inc. and HSBC Securities (USA) Inc., as Joint Lead Arrangers and Joint Bookrunners (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 22, 2012 and incorporated herein by reference).
21.1*	List of Subsidiaries.
23.1*	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see the signature page of this Annual Report on Form 10-K.)
31.1*	Certificate of Chief Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 28, 2013.
31.2*	Certificate of Chief Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 28, 2013.
32*	Certificate of Chief Executive Officer and Chief Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(b) and 15d-14(b) and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 28, 2013.
101.INS*	XBRL Instance
101.SCH*	XBRL Taxonomy Extension Schema
101.CAL*	XBRL Taxonomy Extension Calculation
101.DEF*	XBRL Taxonomy Extension Definition
101.LAB*	XBRL Taxonomy Extension Labels
101.PRE*	XBRL Taxonomy Extension Presentation

* Filed herewith.

\+ Indicates a management contract or compensatory plan or arrangement.

† Portions of this exhibit have been omitted and filed separately with the U.S. Securities and Exchange Commission pursuant to a request for confidential treatment.

Exhibit 31.1

Certification of Chief Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Marissa A. Mayer, certify that:

1. I have reviewed this Form 10-K of Yahoo! Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 28, 2013

By: /s/ Marissa A. Mayer

Marissa A. Mayer
Chief Executive Officer

Exhibit 31.2

**Certification of Chief Financial Officer Pursuant to
Securities Exchange Act Rules 13a-14(a) and 15d-14(a)
as Adopted Pursuant to
Section 302 of the Sarbanes-Oxley Act of 2002**

I, Ken Goldman, certify that:

1. I have reviewed this Form 10-K of Yahoo! Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: February 28, 2013

By: /s/ KEN GOLDMAN

Ken Goldman
Chief Financial Officer

Exhibit 32

Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Yahoo! Inc. (the "Company") for the year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Marissa A. Mayer, as Chief Executive Officer of the Company, and Ken Goldman, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, to the best of her or his knowledge, respectively, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

	/s/ MARISSA A. MAYER
Name:	**Marissa A. Mayer**
Title:	**Chief Executive Officer**
Dated:	**February 28, 2013**

	/s/ KEN GOLDMAN
Name:	**Ken Goldman**
Title:	**Chief Financial Officer**
Dated:	**February 28, 2013**

The foregoing certification is being furnished pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and it is not to be incorporated by reference into any filing of the Company, regardless of any general incorporation language in such filing.

BOARD OF DIRECTORS

Alfred J. Amoroso
Retired President and Chief Executive Officer, Rovi Corp.

John D. Hayes
Executive Vice President and Chief Marketing Officer, American Express Company

Susan M. James
Retired Partner, Ernst & Young LLP

Max Levchin
Chairman and Chief Executive Officer, HVF, LLC

Peter Liguori
Chief Executive Officer, Tribune Company

Daniel S. Loeb
Chief Executive Officer and Founder of Third Point LLC

Marissa A. Mayer
Chief Executive Officer, President and Director, Yahoo! Inc.

Thomas J. McInerney
Former Chief Financial Officer, IAC/InterActiveCorp

Maynard G. Webb, Jr.
Interim Chairman of the Board, Yahoo! Inc.
Founder, Webb Investment Network
Chairman of the Board, LiveOps, Inc.

Harry J. Wilson
Chairman and Chief Executive Officer, MAEVA Group, LLC

Michael J. Wolf
Chief Executive Officer, Activate Strategy, Inc.

LEADERSHIP

Marissa A. Mayer
Chief Executive Officer, President and Director

David Filo
Co-founder and Chief Yahoo

Ronald S. Bell
General Counsel and Secretary

Scott Burke
Senior Vice President, Display Advertising and Advertising Technology

Adam Cahan
Senior Vice President, Mobile and Emerging Products

Henrique de Castro
Chief Operating Officer

David Dibble
Executive Vice President, Central Technology

Ken Goldman
Chief Financial Officer

Laurence Mann
Senior Vice President, Search

Jackie Reses
Chief Development Officer

Jay Rossiter
Senior Vice President, Cloud Platforms

Kathy Savitt
Chief Marketing Officer

CORPORATE HEADQUARTERS

701 First Avenue
Sunnyvale, CA 94089

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP
488 Almaden Boulevard
Suite 1800
San Jose, CA 95110

TRANSFER AGENT

Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
www.computershare.com/investor

YAHOO! INVESTOR RELATIONS

701 First Avenue
Sunnyvale, CA 94089

A copy of this report can be found online at: investor.yahoo.net

©2013 Yahoo! All rights reserved. Yahoo!, Y!, IntoNow, interclick, Flickr, Right Media, omg!, Shine, Sportacular, Cocktails, Mojito, Genome, Stamped, Rivals, MarketDash, Yahoo! Search BOSS, Citizen Sports, and their respective logos are trademarks or registered trademarks of Yahoo! Inc. or its subsidiaries. All other names are trademarks and/or registered trademarks of their respective owners.



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